SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of July, 2004.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒  Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☒

Table of Documents Filed

Page
1. Annual report sent to shareholders for the year ended March 31, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: July 9, 2004	By	/s/ Shunsuke Takeda

Shunsuke Takeda Director Deputy President and CFO ORIX Corporation

ORIX

40 Years and Beyond

Surviving and Thriving in Changing Times

ANNUAL REPORT 2004

40 Years and Beyond ANNUAL REPORT 2004 Surviving and Thriving in Changing Times

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include leasing, corporate and consumer finance, real estate-related finance and development, life insurance, and investment banking.

Total Assets & ROA

(Billions of yen/%)

7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
5,625
0.93
'00
'01
'02
'03
'04

Total Assets (left)
ROA (right)

Shareholders' Equity & Shareholders' Equity Ratio

(Billions of yen/%)

600
500
400
300
200
100
0
12
10
8
6
4
2
0
564
10.0
'00
'01
'02
'03
'04

Shareholders' Equity (left)
Shareholders' Equity Ratio (right)

Net Income & ROE

(Billions of yen/%)

60
50
40
30
20
10
0
18
15
12
9
6
3
0
54
10.1
'00
'01
'02
'03
'04

Net Income (left)
ROE (right)

Diluted Net Income per Share & Shareholders' Equity per Share

(Yen)

800
600
400
200
0
8,000
6,000
4,000
2,000
0
6,740
608
'00
'01
'02
'03
'04

Diluted Net Income per Share (left)
Shareholders' Equity per Share (right)

Stock Price Movement

(Yen)

Closing price > Opening price
High
Closing
Opening
Low
Opening price > Closing price
High
Opening
Closing
Low
21,000
15,000
9,000
3,000
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
'00
'01
'02
'03
'04

Note: Figures for "Stock Price Movement" have been adjusted for a 1.2:1 share split effected on May 19, 2000.

Market Capitalization & Total Trading Volume

(Billions of yen/Millions of shares)

1,500
1,200
900
600
300
0
100
80
60
40
20
0
83
734
'00
'01
'02
'03
'04

Market Capitalization (left)
Total Trading Volume (right)

Note: Market capitalization uses the average of high and low stock prices for the year multiplied by the average number of outstanding shares.

FORWARD-LOOKING STATEMENTS
This document may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under risk factors in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission. The Company makes available free of charge on or through its website (www.orix.co.jp) its annual report on Form 20-F and other reports electronically filed with or furnished to the Securities and Exchange Commission. These reports are also available free of charge on the SEC’s website (www.sec.gov).

40 Years
and Beyond

Surviving
and
Thriving in
Changing Times

ORIX Corporation celebrated its 40th anniversary on April 17, 2004. Since our start in 1964 as a pioneer in the Japanese leasing market, we have evolved dynamically as a leading integrated financial services group that remains on the forefront of innovation and change. We have faced many challenges along the way, but our history during the last 40 years has been one of surviving and thriving in changing times.
     While taking a look at the milestones over the last four decades, this year’s annual report describes our performance for the year ended March 31, 2004, and our strategies for the current year and beyond.
     In his message from the CEO to shareholders, Yoshihiko Miyauchi outlines our achievements and the key points to further success in the future. The “ORIX Story” looks back on the last 40 years and highlights why we have evolved as we have. This section is not just an overview of ORIX’s history and its dynamic evolution over the years, it also reviews our corporate culture, with its deep historical roots, and the unique strengths we have evolved. The feature section then provides details of our strategy for the year ending March 31, 2005.
     While we believe that the results of our efforts have been impressive, we realize that our diversifi- cation has made ORIX a complex company for many outsiders to understand. We have therefore included a “Guide to ORIX’s Financial Statements” to help you understand the numbers behind the bot- tom line. We have also expanded the “Management’s Discussion and Analysis of Operations” (MD&A) to include more analysis and information on different parts of our business. Finally, the “Directory (by Segment) & Group Network” and “Website Guide & Corporate Information” provide information on how to find out more about ORIX.
     We hope this year’s annual report helps you understand how we are trying to survive and thrive as we take on our next challenges.

C O N T E N T S

To Our Shareholders— A Message from the CEO	2

ORIX Story	8

Guide to ORIX’s Financial Statements	16

Management’s Discussion and Analysis of Operations	20

Financial Section	59

Directory (by Segment) & Group Network	117

Website Guide & Corporate Information	122

ORIX Corporation

40 Years and Beyond
Surviving and Thriving in Changing Times

TO OUR SHAREHOLDERS — A MESSAGE FROM THE CEO

During the fiscal year ended March 31, 2004, ORIX Corporation attained record-high total revenues, income before income taxes, and net income. We also made steady progress in strengthening our balance sheet and raising profitability in line with our goal over the past two fiscal years of growing profits without increasing assets, as the shareholders’ equity ratio and ROE both rose to over 10%.
     In April 2004, we celebrated ORIX’s 40th anniversary. Despite the passage of time, we have not altered the fundamental principles of our business strategy, which emphasize the never-ending pursuit of new business opportunities as we strive to continue our dynamic evolution. Our 40th anniversary marks but one point in history. In the future, we intend to overcome the challenges of a constantly changing environment by leveraging our accumulated experience and specialization as well as further enhancing the teamwork and other distinctive characteristics of our unique corporate culture to maintain a strong position as a front-runner in financial services.

FINANCIAL HIGHLIGHTS

Fiscal Years Ended March 31, 2003 and 2004

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004	¥ Change	% Change

Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥45,179	¥102,157	$967	¥56,978	126.1
Net income	30,243	54,020	511	23,777	78.6
Operating assets	5,143,169	4,849,194	45,881	(293,975)	(5.7)
Total assets	5,931,067	5,624,957	53,221	(306,110)	(5.2)
Per share data (in yen and dollars):
Net income Basic	¥361.44	¥645.52	$6.11	284.08	78.6
Diluted	340.95	607.52	5.75	266.57	78.2
Shareholders’ equity	6,039.43	6,739.64	63.77	700.21	11.6
Return on equity (%)	6.00	10.10
Return on assets (%)	0.49	0.93
Shareholders’ equity ratio (%)	8.52	10.03
Total debt-to-equity ratio (times)	8.39	6.84

ORIX Corporation

Yoshihiko Miyauchi, Chairman and Chief Executive Officer

Summary of Financial Results
During the fiscal year ended March 31, 2004 (fiscal 2004), the majority of ORIX’s business segments in Japan and overseas made positive contributions to consolidated earnings. In Japan, revenues from direct financing leases and interest on loans were down as we continued to carefully select new assets and focus on the profitability of each transaction. On the other hand, our automobile leasing operations and real estate-related finance business for corporate customers continued to perform strongly. In addition, the precision measuring equipment rental operations recovered and sales of office buildings and condominiums made contributions. Overseas, our operations in the Americas generated a higher level of profit following several years of restructuring, and the Asia-Oceania region also added to consolidated performance thanks to the contributions of the automobile leasing and corporate lending operations of a number of companies in the region as well as an increase in equity in net income of affiliates.
     As a result of our careful selection of direct financing leases and installment loans and a decrease in investment in securities associated with our life insurance operations, total assets as of March 31, 2004, were down 5% compared with the previous fiscal year, to ¥5,625 billion ($53 billion). Shareholders’ equity increased 12.0%, to ¥564 billion ($5.3 billion), and the shareholders’ equity ratio rose from 8.5% to 10.0%. Moreover, ROE grew from 6.0% to 10.1% and ROA advanced from 0.49% to 0.93%. The total debt-to-equity ratio also declined from 8.4 times to 6.8 times.
     Based on the achievements of fiscal 2004, we hope to maintain the stability of our financial base as we grow profits and further improve profitability going forward.

ORIX Corporation

Future Management Policy
Responding to Japan’s Economic Recovery in Fiscal 2005

Following a protracted period of stagnation, Japan’s economy is increasingly showing signs of having bottomed out and appears to have finally entered a period of recovery. Moreover, while I still do not expect rapid progress in structural reforms at this point, it does appear that the Japanese economy is slowly but steadily gaining the characteristics of a true market economy.
     In view of this, we have been reevaluating our strategic positioning and are considering how to shift our focus from a strategy of growth by taking advantage of opportunities presented by the harsh economic environment following the end of the bubble economy in Japan to an emphasis on growth amid a period of recovery in Japan’s economy. With this transition in mind, we have begun preparing ourselves for a potential full-scale upturn in the Japanese economy. If this recent upturn actually shows some staying power, we will need to revise our cautious business outlook and make efforts to accelerate our growth. Through this transition, I would like to take ORIX into the next period of expansion and aim to achieve a considerable surge in earnings.
     To achieve these goals, I believe that ORIX needs to implement a two-pronged strategy: 1) expand the franchise value of our existing successful businesses and 2) create new franchise value by adding businesses to our core of operations.

Expanding Franchise Value

At times like the current period of transition toward economic recovery, mega banks and other companies in Japan’s financial sector are likely to gradually regain their vitality and compete more directly with us. For example, I believe they will probably try to develop strategies aimed at providing financial services to ORIX’s core customer base of mainly small and medium-sized companies.
     At present, however, I am proud to say that I believe ORIX is the only company in Japan with an established business model in the field of financial services targeting small and medium-sized companies. Over many years, we have built up an extensive customer network centering on approximately 500,000 small and medium-sized companies throughout Japan. Moreover, we have often begun our relationships with individual customers based on lease transactions, then used cross-selling to provide insurance, investment products, and other financial products and services. Nowadays, we have advanced to the point where we can offer our customers diverse solutions, such as those related to helping companies restructure their businesses and strengthen their financial positions. We have already built a solid foundation in providing solutions to small and medium-sized companies and these operations generate a substantial amount of our consolidated earnings.
     To ensure that we can maintain a position that is consistently a step or more ahead of our competitors, we are forming a variety of cross-divisional business teams with high levels of specialized skills. The mission of these teams is to fully integrate the wealth of knowledge that exists throughout ORIX, so that these teams can propose solutions that are tailored to meet the various needs of our customers throughout our nationwide sales network. By better meeting our customer needs, we can further strengthen our relationships of trust, which we believe will allow us to proactively expand this most important franchise value.

ORIX Corporation

     Furthermore, in the process of developing this business model based on providing innovative solutions, we have developed some unique specialized operations that we are also attempting to expand.
     In automobile leasing, for example, ORIX offers direct financing leases along with a full range of maintenance and administrative services. As a result, we are able to enjoy relatively higher returns because we provide considerably more valuable services than simple direct financing leases and this has become a very profitable business. Moreover, we are enjoying economies of scale stemming from the large-volume procurement of vehicles as well as tires, lubricants, and other maintenance items. We are striving to leverage these merits to further upgrade our value-added services for leased vehicles and greatly increase the number of vehicles that we administer.
     In addition to the automobile leasing operations, ORIX is proactively working to expand operating leases for precision measuring instruments and other financial businesses that incorporate a high degree of specialization and value-added services. In the future, we also expect to further boost the share of our profitability that stems from such services as building maintenance, which we are strategically expanding at this time. In this way, we are attempting to expand the services that we can provide, even when the services are not strictly within the scope of financial services, in an effort to boost growth and improve profitability.

Creating New Franchise Value

The second main part of our strategy relates to the new business opportunities and customer needs that have emerged as a result of macroeconomic changes and progress in implementing structural reforms in Japan. We have developed various businesses in recent years and we want to create new franchise value as we continue to add these to our core operations.
     The benefits of this strategy are currently emerging in such financial fields as real estate-related finance, which has grown strongly in Japan, as well as such investment banking operations as M&A advisory, private equity, and corporate rehabilitation services.
     In the field of real estate-related finance, we have successfully developed various new businesses including non-recourse loans, securitization products, and a real estate investment trust (REIT) in the past few years. We also have expanded business associated with non-performing loans as financial institutions make efforts to move forward in dealing with their problem assets.
     Drawing on our accumulated financial know-how and growing experience in such areas as real estate development, management, and maintenance, ORIX is proactively expanding its operations as a leader in real estate-related finance. In recent years, we have realized considerable profits in the real estate-related finance market, and this market is projected to greatly expand in view of the emergence of new needs. I believe that we are well prepared and poised to take advantage of opportunities in the real estate-related finance market. We plan to further expand and build our operations in this market into an additional core business capable of generating attractive returns.
     Our small and medium-sized corporate customers present us with various requests that are no longer limited to needs associated with financial products and services, but include a growing number of requests related to such issues as business restructuring and succession, balance-sheet strengthening, and stock listings. In December 1999, ORIX established a department specializing in investment

ORIX Corporation

banking services. This department has worked in close cooperation with sales and marketing units throughout Japan to provide solutions for these kinds of new needs.
     We are also emphasizing the expansion of our corporate rehabilitation business, including equity investments in and management support for companies in bankruptcy or undergoing restructuring. In the corporate rehabilitation business, we are seeking to boost the value of companies in which we invest to realize capital gains over the medium term upon their sale. Currently, we are striving to both increase the value of our existing investments to prepare for profitable exits in the future, while maintaining strict evaluation standards when making additional investments. The market for corporate rehabilitation and other types of investment banking solutions is projected to keep growing due to the continued bipolarization of the performance of Japanese companies between winners and losers. We expect demand both for proactive measures to help companies become winners and for the rehabilitation of failed companies. Our goal is to further strengthen our position in this market and thereby establish investment banking as another core business to create new franchise value.

Overcoming the Challenges in Overseas Operations

Performance in ORIX’s business segments in the Americas and the Asia and Oceania regions has generally improved, and we intend to take the steps required to ensure that our overseas operations once again increase their contribution to overall earnings. In particular, our operations in the Americas have been weak in recent years, but we feel that the segment is moving towards recovery as we have finally completed the restructuring of our leasing subsidiary there. As a result of the improvement in our overseas operations, we are now in a position to make serious consideration of opportunities for expansion.

ORIX’s 40th Anniversary
Surviving and Thriving Tomorrow and Beyond

On April 17, 2004, we celebrated our 40th anniversary. I would like to express my great appreciation for the support and cooperation of the shareholders, customers, business partners, local communities, and other associates that have enabled ORIX to achieve so much in just four decades.
     During its first 40 years, ORIX has proven itself to be a company able to respond quickly and flexibly to changing times by adjusting its business model as necessary. While maintaining a primary focus on financial services, we have steadily grown by launching an impressive array of new products and services.
     Soon after its establishment, the management of ORIX adopted a policy of seeking to develop independently—without excessive dependence on the trading companies and banks that founded the company—by vigorously seeking out new challenges. This has enabled us to develop an independent and dynamic corporate culture that has fostered a high degree of flexibility to adapt to change as well as aggressively take on new business challenges. Thanks to this dynamic culture, ORIX has developed various specialized capabilities based on its leasing-related know-how and extended its sales and marketing network throughout Japan. We have promoted cooperation among our sales and marketing and specialized departments with an emphasis on teamwork and knowledge sharing. This has enabled the creation of various innovative financial products and services as well as

ORIX Corporation

the provision of sophisticated solutions. Beginning in the early 1970s, ORIX began extending its network overseas through the establishment and acquisition of companies. As a result of this strategy, ORIX now has a network of bases for providing financial products and services in 22 countries and regions outside of Japan in the Americas, Europe, Asia, and Oceania. As our operations have become more diverse, we have upgraded our systems for monitoring and managing an increasingly complex array of risks as well as a rigorous corporate governance system designed to ensure that operations are consistently managed in line with shareholders’ interests.
     As a result of these initiatives, ORIX has been able to overcome the challenges presented by such developments as the two international oil crises and the collapse of Japan’s bubble economy. While profitability was naturally impacted by those events, our profit-oriented business expansion strategies and emphasis on thorough risk management policies enabled us to quickly restore the upward momentum of our performance, while we accumulated more expertise in the process. We have thus been able to increase our profits in almost every one of the 40 years of our operations. This long-standing tradition of sustained increase in corporate value is a precious heritage, and our long-term goal is to ensure that this tradition is perpetuated. Boosting corporate performance every year without fail is a daunting proposition, but I believe that ORIX is more than capable of striving for such a goal.
     We can assume that our operating environment will continue to change relentlessly. The post-bubble stagnation has made it impossible for the Japanese financial sector to keep abreast of global trends, but I expect that Japan will ultimately achieve economic recovery, at which point the country will be able to proceed with structural reforms that will result in rapid changes. These changes are likely to produce many business opportunities. In anticipation of this, we will strive to further reinforce our solid foundation and strengths so that we can create more franchise value by continuing to provide new types of solutions in our existing and new businesses. I am confident that the franchise value that we have established over the last 40 years and continue to create today will help ORIX maintain its strong position as a front-runner in financial services as we strive to survive and thrive tomorrow and beyond.
     I sincerely thank the shareholders, customers, business partners, and other associates who have supported and cooperated with us during fiscal 2004. I look forward to your continued support and advice in the future.
     June 28, 2004

     Yoshihiko Miyauchi

     Director, Representative Executive Officer,

     Chairman and Chief Executive Officer

ORIX Corporation

40 Years and Beyond Surviving and Thriving in Changing Times ORIX Story ORIX celebrates 40th anniversary on April 17, 2004 Since its establishment in 1964 as a pioneer in the Japanese leasing market, ORIX has dynamically developed and evolved in step with changing times, aptly evaluating customers’ increasingly diverse needs and continually responding to those needs by providing new kinds of financial products and services. In Japan, we have diversified our operations by leveraging our expertise in leasing to enter a number of related business fields. This broad scope of operations has enabled us to cross-sell a variety of financial products and services in response to customer demands. In recent years, we have been able to go one step beyond cross-selling and provide not only financial products, but also total financial solutions that include advisory and other value-added services. ORIX also has a long history overseas. After establishing a Hong Kong-based subsidiary in 1971, we set up many companies outside Japan, particularly in Southeast Asian countries where leasing was not yet common. Currently, there are ORIX Group companies in 22 countries and regions of the Americas, Europe, the Middle East, and other parts of the world. ORIX’s Response 3 With expertise imported from the United States, started operations as one of the first equipment leasing companies in Japan in 1964 3 Expanded portfolio of leasing assets to meet rising demand for equipment leasing 3 Embarked on a process of diversification and specialization in response to changing market environment 3 Established specialized leasing companies in Japan • ORIX Alpha Corporation for store furnishings and fixtures (1972) • ORIX Auto Leasing Corporation for automobile maintenance leases (1973) • ORIX Rentec Corporation for precision measuring equipment rentals (1976) 3 Overseas expansion starting with Hong Kong (1971) and followed by Singapore (1972); Malaysia (1973); Indonesia (1975); The Philippines (1977); Thailand (1978) 3 Began providing real estate-backed loans to corporate customers 3 First steps into retail financial services in the form of consumer credit (1979) and housing loans (1980) Net Income

ORIX Corporation

Over the years, we have grown by focusing on profitable niches in financial and related services where we can utilize our accumulated expertise. The development of profitable niches inevitably invites competitors, but our relentless pioneering of new niche markets has enabled us to dependably provide customers with solutions available nowhere else. During the last four decades, ORIX has had to conduct business in a number of severe economic environments, but in each case we have overcome the associated challenges and resumed a growth course. Profits have declined only four times in our history: in fiscal 1974, following the first oil shock; in fiscal 1979, following the second oil shock; during the three years through fiscal 1995, following the bursting of the bubble economy in Japan; and in fiscal 2003, as a result of real estate asset write-downs. As the graph below indicates, in all other fiscal periods throughout our history we have been able to consistently grow profits. Our story has truly been one of surviving and thriving in changing times. - Foreign demand-led economic recovery — Bursting of economic bubble in Japan — Deceleration of U.S. economy (2001) in Japan (1990) - Polarization of winners and losers amid - Plaza Accord (1985) — Deflation and economic stagnation intensifying competition
- Nikkei 225 reaches new high (1989) — Deregulation of financial markets — Rising needs related to business - Greater diversity of customer needs — Asian currency crisis (1997) restructuring and strengthening of corporate balance sheets - Began cross-selling diverse financial products and services to core clientele of small and medium-sized companies - Entered securities industry (1986) and life insurance industry (1991) - Began employee dormitory leasing business (1986) and condominium development business (199-) - Adopted the ORIX name (1989) - Post-bubble emphasis on disposing of ORIX’s own problem assets and upgrading asset quality - Acquisitions of leasing and other assets in Japan in second half of the 1990s - Began U.S. operations in commercial mortgage-backed securities, or CMBS (1997) - Entered trust banking (1998), loan servicing (1999), and building maintenance (2001) - Listed ORIX shares on the New York Stock Exchange (1998) - Reorganized International Headquarters as the Investment Banking Headquarters (1999) to provide investment banking services - Listed real estate investment trust (REIT) on the Tokyo Stock Exchange (2002) *In 1989, the fiscal year was changed from October 1–September 30 to April 1–March 31. The light blue color an annualized figure calculated by doubling the results for the six months ended March 31, 1989.

ORIX Corporation

Thriving in Changing Times

In line with our main objective of maximizing shareholder value over the long run, in recent years ORIX has been striving to achieve three primary goals: 1) continue to grow profits; 2) strengthen our balance sheet; and 3) improve profitability.
     Our financial results over the past 10 years demonstrate that we have been able to grow profits, while we have also improved a number of financial ratios as we raised profitability. For example, diluted earnings per share have grown at a compounded annual rate of 10.1% in the last 10 years, but we achieved this growth while growing total assets only 2.6% over the same period. Our shareholders’ equity ratio has gone from 5.4% at March 31, 1995, to 10.0% at March 31, 2004, while our ROE has risen from 7.3% to 10.1% and ROA from 0.39% to 0.93% during the same period.
     ORIX has overcome diverse challenges during the past 40 years. Our aim is to use the solid foundation we have built in the past to continue to increase shareholder value over the long run. Our strong foundation reflects the characteristics of our corporate culture, which has helped create unique business capabilities as well as effective systems for monitoring our operations and for corporate governance.

CULTURE
Independence, Flexibility, and Innovation
ORIX began in 1964 as a joint venture of three trading companies and five banks, but soon adopted a strategy emphasizing autonomous corporate development and independence from the parent companies.
     For personnel, we began hiring our own staff in the second year after our founding, and the number of staff seconded from the parent companies was reduced to zero in the sixth year of operations. In marketing, we created a business development section in our third year that undertook office equipment leasing involving customers and suppliers unassociated with the founding investors.
     Six years after ORIX’s establishment, in 1970, its shares were listed on the Second Section of the Osaka Securities Exchange. (The shares were listed on the Second Section of the Tokyo Stock Exchange in 1971, the Second Section of the Nagoya Stock Exchange in 1972, and the first sections of all three exchanges in 1973.) At that time, it was the fastest listing by a new company in post-World War II Japan.

     By the early 1970s, many banks and trading companies had set up leasing subsidiaries, and the leasing market in Japan became intensely competitive. In view of this, ORIX began diversifying into areas of finance related to its leasing activities and was able to develop new niches in financial services one after the other. We simultaneously expanded our presence overseas, primarily in Southeast Asia, where we founded the first leasing companies in a number of countries at a rate of about one company per year. These initiatives reflected our emphasis on quickly adapting to changing conditions and proactively taking on new challenges.
     Adopted soon after our founding, the corporate themes of independent and autonomous business strategies, rapid and flexible responses to change, and the desire to be innovative and to pursue new challenges became integral parts of the corporate DNA that continues to shape ORIX’s dynamic corporate culture to this day.

ORIX Corporation

” Industries now face mounting problems...It is inevitable that we will be asked to involve ourselves in the search to solutions to these problems. We are prepared and willing to meet these challenges. “ Tsuneo Inui, “Letter from the President,” Annual Report 1970 (This quote is taken from the first annual report published by the then Orient Leasing Co., Ltd., and 1970 was the year we went public with our listing on the Osaka Securities Exchange). The market for financial services today constantly demands new products and innovations that cut across the existing categories of financial activi-ties...Only those players who are contributing new value-added products and services are able to create new markets and expand their operations. “ Yoshihiko Miyauchi, “To Our Shareholders,” Annual Report 1988
CORE STRENGTHS
Expertise in Evaluation
Established as a leasing company, ORIX has for 40 years provided direct financing leases, which we view as a form of unsecured financing because we do not base our credit evaluation on the assumption that we can repossess and sell the leased assets. In addition, the small and medium-sized companies that are our principal customers usually do not have third-party credit ratings, so sophisticated expertise is required to evaluate them properly. To gain an accurate understanding of a customer’s basic ability to make payments throughout the term of a contract, we employ interviews by marketing staff, the analysis of financial statements, market research, and other measures to carefully evaluate each customer’s cash flows, profitability, management, and business prospects to determine the customer’s creditworthiness. Having developed capabilities for determining corporate customers’ real creditworthiness over many years, we can now make use of this expertise in our leasing and financing business as well as when acquiring corporate assets, arranging M&A transactions, and making selected equity investments as part of our corporate rehabilitation business.

Sales and Marketing Network in Japan
Another strength of ORIX is the customer base of approximately 500,000 companies and the nationwide network that it has developed in Japan over many years. The development of many of our financial products and services starts with individual sales and marketing staff who find out the various financial needs of their customers and then confer repeatedly with ORIX’s specialized business sections about how best to meet those needs. The products and services developed to meet a certain customer’s needs are then made available through all units in our nationwide marketing network.

Hokkaido 70 127 Tohoku 66 Kinki Kanto 166 Chugoku 54 Tokyo 153 26 Chubu 131 Shikoku Kyushu (incl. Okinawa) 144 Note: The figures indicate the number of offices in each region as of March 31, 2004.

     This network has been the key to the success of cross-selling, which is one of our principal marketing strategies. Cross-selling involves approaching clients with whom we have already built relationships through leasing and other such transactions and offering them a diverse range of such products and services as life and non-life insurance, investment products, and building maintenance services. We believe our cross-selling has succeeded because it has been the direct result of our attempt to meet the various needs of our core customer base of primarily small and medium-sized companies throughout Japan. As this cross-selling strategy has evolved in recent years, we have begun to provide such investment-banking solutions as those for helping companies restructure or sell off their operations, improve their balance sheets, or go public.

ORIX Corporation

Knowledge Sharing and Teamwork
To enable the provision of value-added products and services that meet the diverse needs of customers throughout Japan, ORIX has created a number of specialized teams that have sophisticated know-how. The most distinctive aspect of our marketing operations is the way the information and expertise accumulated in specialized fields by each individual employee is shared among many different organizational units, so that we can synergistically combine our broad-ranging knowledge resources when making business proposals to our customers. By encouraging marketing offices throughout Japan to make full use of specialized sections, we have considerably upgraded our overall capabilities.
     For example, in recent years there have been a number of business opportunities involving the establishment of corporate rehabilitation funds with financial institutions that are trying to clean up their bad debt problems. Our Investment Banking Headquarters, Real Estate Finance Headquarters, and such
Group companies as ORIX Asset Management & Loan Services Corporation have jointly established project teams of outstanding specialists. These teams have worked on corporate rehabilitation projects in all regions of Japan and have already compiled a strong record of success in such projects. This kind of team-work that facilitates synergistic combinations of expertise is one of ORIX’s biggest strengths. We are trying to further strengthen this knowledge sharing and create numerous specialized teams that can win against any competition.

Sharing Information to Create Innovative Solutions External Specialists Recommend Solutions Lawyers Internal Specialists Consultants Investment Internal Specialists Risk Bankers Investment Management Customers Banking HQ Groups Solutions Real Estate Sales & Finance HQ Marketing Staff Group Companies Needs Provision of Information on Market Needs

MONITORING
Risk Management and Monthly Strategy Meetings
Risk management is one of the key bonding agents that holds ORIX’s foundation solidly together. In general, our risk management system is made up of four major components.

•
The first component encompasses our sales and marketing departments. Each member of our sales and marketing departments is responsible for conducting an initial evaluation of all transactions and is granted a limit for credit provision approval depending on his or her rank.

•
Any transaction over such limits is referred to the second component, which is specialized groups, including the Risk Management Headquarters. Besides evaluating customers’ creditworthiness and appraising investment projects, the Risk Management Headquarters performs checks regarding legal, tax, and reputational risks as well as diverse other types of risks associated with a given transaction.

•
Still-larger transactions are evaluated by the Investment and Credit Committee, which is made up of top management—including the CEO, COO, CFO, and the executive officer in charge of risk management—and meets three times a month.

     In addition to these three components of our risk management system, ORIX holds monthly strategy meetings that play

ORIX’s Risk Management System Sales and Marketing Risk Management Headquarters Departments Evaluation, approval, and monitoring of Initial analysis and evaluation, monitoring credit applications, dealing with market of unpaid accounts, issuance of requests risk, liquidity risk, operational risk, and for payment, and collection other forms of risk Investment and Credit Monthly Strategy Committee Meetings Review of larger credit transactions and Monitoring and strategic decision making investments, decision making, and for individual business units monitoring an important role in monitoring and controlling operations in all business fields. The managements of each parent company division and subsidiary attend these meetings monthly and discuss their respective businesses with top management. The meetings begin with quantitative reports of the financial targets and results of the division or company in question. Reports are then presented on individual projects, market trends, and other current and future issues that could potentially affect the particular business unit’s profitability.
     For further discussion of risk management, see “Management’s Discussion and Analysis of Operations”—6. Risk Management, p. 47.

Corporate Governance and Compliance
We believe that ORIX has been one of the leading companies in Japan in terms of the evolution of its corporate governance. In June 2003, our shareholders passed a resolution to take advantage of new Japanese legislation that allowed ORIX to move to a “Company with Committees” board model. Under the new system, audit, nominating, and compensation committees made up of a majority of outside directors have been established within the Board of Directors. After the Annual General Meeting of Shareholders in June 2004, the number of outside directors was increased by one, to five, while internal directors account for the other seven seats on the 12-person board. We plan to take additional measures to further strengthen our corporate governance systems in the future.
     In addition, ORIX believes that rigorous compliance is key to strong corporate governance and continues to proactively strengthen its compliance systems in line with EC21, which aims to ensure that ORIX will continue to be an “Excellent Company” in the 21st Century.
     For more information about compliance and corporate governance, see “Management’s Discussion and Analysis of Operations”—7. Corporate Governance, p. 54.

ORIX Corporation

T o m o r r o w. . .

Strategies for Fiscal 2005
While many Japanese companies in the finance industry have not been able to stay abreast of global trends since the bursting of the bubble economy in the early 1990s, Japan’s anticipated economic recovery and progress in macroeconomic structural reforms are likely to bring about major changes in the finance industry. ORIX expects that these changes will present many business opportunities. We intend to strive for continued growth by further strengthening the solid corporate base that we have built to date and by accurately monitoring and projecting changes in the business environment. In line with this goal, we have drafted five main strategies for fiscal 2005.

Real Estate-Related Finance
Having extended real estate-backed loans since the 1970s and housing loans since the 1980s, ORIX has accumulated real estate-related finance experience for over three decades. Moreover, ORIX Capital Markets, LLC, or OCM, has become one of the United States’ leading loan servicing companies while also making steady progress in the commercial mortgage-backed securities, or CMBS, business. ORIX has brought OCM’s sophisticated expertise to Japan and used it to develop loan servicing and business involving the arrangement of non-recourse loans and CMBS.

CMBS Issued by ORIX in Japan — Collateral — Date for Number of Total amount Type of issue Number payment assets pledged of issue of loans as collateral (Billions of yen) —— —
Oct. 2000 Domestic private placements 6 41 27.2 —— —— —— —— — Sep. 2002 Domestic private placements 11 40 19.9 —— —— —— —— — Mar. 2003 Beneficial interests in trusts 1 1 7.4 —— —— —— —— — Aug. 2003 Beneficial interests in trusts 1,109 177 7.6 —— —— —— —— — Sep. 2003 Beneficial interests in trusts 5 10 9.3 —— —— —— —— — Mar. 2004 Domestic private placements 17 21 21.5

     Besides such real estate-related finance know-how, ORIX began the development and management of corporate dormitories in 1986 and has since accumulated specialization in various businesses involving the development, rental, management, and administration of real estate. Following the end of the bubble economy, we acquired various land assets by exercising our rights to real estate collateral, developed the land by building profit-generating structures appropriate for each site, and used the related profit to cover losses on the problem loans that led to our acquisition of the land. In this process, we have obtained diverse additional real estate-related expertise.
     We believe that in Japan very few companies have ORIX’s combination of expertise in real estate-related finance and other real estate business fields. We are making full use of our broad range of real estate know-how as we steadily expand our operations in the field of real estate-related finance.
     Since the end of the bubble economy, the appraisal methods used in real estate-related finance have changed considerably, with a shift to placing emphasis on cash flow analysis, and new laws and regulations have enabled rapid growth in the use of such new products and services as non-recourse loans, asset securitization, and real estate investment trusts (REITs). Demand for innovative products and services is expected to sustain the expansion of the market for real estate-related finance in Japan, and ORIX is placing strategic emphasis on using its solid capabilities in this field to steadily expand its operations.

Distressed Asset-Related Business
Drawing on its broad range of expertise in both real estate-related finance and other real estate businesses, ORIX has worked to maintain a strong position as a front-runner in the distressed asset-related business market, which has expanded in recent years along with the efforts of many financial institutions to accelerate the disposal of their problem assets. The hub of our business in this field is ORIX Asset Management & Loan Services, which was established in 1999. The cumulative face value of distressed loans that we have purchased since that time was ¥3.3 trillion as of March 31, 2004, and the contribution of distressed asset recovery activities to consolidated earnings has been increasing over the last few years.
     To better respond to the recent rise in the volume of distressed assets that financial institutions are disposing of, ORIX established its Solution Project Team in November 2003. This team is helping promote the integration of related know-how from various units as we work to capture distressed asset-related opportunities throughout Japan. These efforts have led to numerous noteworthy initiatives, such as the establishment of a rehabilitation fund to meet the needs of numerous local financial institutions in Kyushu in southern Japan.
     We believe that we should place even more emphasis on the distressed asset business in fiscal 2005, and we plan to combine the knowledge of various specialized units to take advantage of opportunities in this area.

Cumulative Total of Nonperforming Loans Purchased (Billions of yen) Face Value

ORIX Corporation

Building Maintenance (Millions of yen) Revenues

Real Estate Development and Management
ORIX is also active in the development of condominiums, office buildings, and other real estate properties. Using know-how gained in corporate dormitory leasing operations, we began our condominium development business in 1993, and we have been able to conduct this business with a highly streamlined organization by outsourcing all work from design through construction and marketing. Our job rests in making sure that all the related parties are the best ones for a particular project and that they are doing what they are contracted to do. To ensure that development projects make full use of the special characteristics of individual sites, the same staff from ORIX assigned to each project work in close cooperation with construction and marketing companies from the initial site acquisition through to the completion of the final marketing of the condominiums.
     We already have more than 10 years of experience and solid performance in the condominium development business, and our ranking in the industry has risen over the years. In fiscal 2004, we sold approximately 2,000 family-type condominium units and 1,000 investment-purpose studio condominium units, primarily in the greater Tokyo region, and we aim to sustain stable profitability by maintaining this business volume.
     ORIX has also engaged in the development, acquisition, and sale of commercial buildings since 1996. In this field, besides drawing on our diverse real estate business experience, we have made good use of our powerful nationwide marketing network to leverage the efficacy of our tenant placement expertise. The number of REITs and real estate funds active in this field has been increasing in recent years, and the scope of the market has rapidly broadened to include both office buildings and commercial facilities as well as such diverse properties as hotels, warehouses, and rental apartment buildings. While continuing to upgrade our risk management systems, we intend to further expand our business that involves the purchase or development and the sale of these kinds of real estate properties.
     ORIX has also developed substantial operations in building maintenance. Acquired in 2001, ORIX Facilities Corporation (previously named Kansai Maintenance Co., Ltd., and merged with Building Maintenance Services Corporation in April 2003) has effectively marketed its building maintenance expertise through ORIX’s nationwide marketing network, enabling it to increase its revenues at annual rates exceeding 60% during the past three fiscal years and thereby boosting its revenues 2.6 times. We are intent on further expanding our business in this field, which is a prime example of a business that can grow earnings without entailing a commensurate rise in assets.

Corporate Rehabilitation Business
Making good use of the corporate support capabilities accumulated over many years, ORIX has made a number of principal investments in bankrupt or troubled companies and is providing management resources to increase the companies’ value over the medium term in an attempt to sell the companies off for a capital gain. To date, we have invested in such companies as Aozora Bank, Korea Life Insurance, Minami Sports, Suginoi Hotel, FoodsNet, and Footwork Express. We are striving to augment these companies’ value while concurrently seeking additional investment targets based on rigorous selection criteria. We also established ORIX M&A Solutions Corporation in February 2003, and this company has been active in providing advice on corporate restructuring and mergers and acquisitions for our clients.
     While signs of economic recovery in Japan are encouraging and should help in the rehabilitation process, we require great skill to successfully rehabilitate bankrupt or troubled companies. However, we are confident of our capabilities in the corporate rehabilitation business and intend to search for more opportunities as financial institutions accelerate the disposal of problem assets. We are seeking to combine the information and expertise that exists throughout ORIX and effectively leverage those resources as we continue to develop these businesses.

Expanding Services
In line with its overall strategy to increase profitability, ORIX is vigorously working to expand its operations that incorporate more of the “service” component of financial services. One representative example of such fields is automobile maintenance leasing, in which we comprehensively handle the maintenance and administration of corporate customers’ vehicle fleets.

Automobiles under Management in Japan (Thousands) Number of Vehicles

     Demand for automobile maintenance leasing is rising amid a general increase in the popularity of outsourcing. While the provision of simple direct financing leases often tends to eventuate in a competition to offer the lowest leasing rates because such financing has become very commoditized, automobile maintenance leasing enables us to compete on the basis of the value-added services we can provide and is therefore more profitable than simple financing. Moreover, by using economies of scale in the procurement of vehicles and such maintenance items as

ORIX Corporation

tires, replacement components, and lubricants, and then passing the savings on to our customers, we can increase the competitive advantages of our automobile maintenance leases.
     While the specialization and infrastructure required for truck maintenance leasing is somewhat different than that for automobile maintenance leasing, we have also gradually expanded the scale of our operations in truck maintenance leasing in recent years. We are now attempting to increase our capabilities to provide even more value-added services as we endeavor to increase the number of vehicles we lease.
     While the single largest of our automobile leasing operations is in Japan, we also have automobile leasing companies overseas in 16 countries, including a Korea-based company that was established in February 2004. Efforts to expand these operations overseas are part of our overall strategy in automobile leasing.
     ORIX is also a leader in the field of operating leases for precision measuring instruments and IT-related equipment (e.g., personal computers and servers) in Japan, which is another financial business with a high service component. In this field, we meet the requirements of major electronics companies, railroad companies, and other companies that have R&D or production facilities that wish to rent precisely calibrated measuring instruments or IT-related and other equipment for specified time periods. In Japan, ORIX keeps roughly 400,000 units of approximately 25,000 kinds of measuring instruments and IT-related equipment in automated warehouses, making it among the top companies in terms of the scale of its operations.
     We are striving to further increase the quality of the services that we can provide in this field by upgrading our technologies for the reliable maintenance and calibration of highly specialized equipment as well as our capabilities for the dependable and speedy delivery of such equipment. We also plan to augment our capabilities outside of Japan for meeting the needs of the growing number of customers who have established overseas facilities.
     By proactively expanding its operations in financial business fields with a high proportion of services, ORIX is effectively increasing its profitability. Accordingly, we plan to strategically target automobile maintenance leasing and precision measuring and IT-related equipment rental services. Even when such services as building maintenance are not strictly within the scope of financial services, we plan to expand the services that we can provide in an effort to boost growth and improve profitability.

... and Beyond

The financial services industry is inherently dynamic and we expect to see great changes in the years ahead. ORIX’s biggest challenge will be, as it has been for the last 40 years, how to adapt to and benefit from these changes.
We need to further strengthen the solid foundation that we have built up over the years in the provision of financial services to small and medium-sized companies. This means increasing the franchise value of our long-standing businesses by combining and integrating our experience and expertise so that we can provide solutions tailored to the sophisticated needs of our customers throughout Japan. We are also seeking to create new franchise value in such fields as real estate-related finance and investment banking that we have begun developing in recent years.
Our enduring goal is to anticipate coming changes and capitalize on the associated opportunities. Only by constantly supplying new types of financial products, services, and solutions can we sustain our dynamic evolution tomorrow and beyond as we strive to survive and thrive in changing times.

ORIX Corporation

GUIDE TO ORIX’S FINANCIAL STATEMENTS

Revenues/Operating Assets & Segment Information
Since our establishment in 1964, we have used accounting principles generally accepted in the United States (U.S. GAAP), and, since our listing on the New York Stock Exchange (NYSE) in September 1998, we have filed financial reports under U.S. GAAP with the United States Securities and Exchange Commission (SEC) and the NYSE. Financial information used internally by management and information provided to shareholders is based on U.S. GAAP.
     Under U.S. GAAP, we are required to disclose information based upon the individual items for revenues and operating assets in our consolidated statements of income and consolidated balance sheets. In the notes to our consolidated financial statements, we are also required to disclose segment information.
     The consolidated financial statements contain information on operating revenues generated by operating assets, as shown in the table below, by type of operating transaction conducted by ORIX. The types of revenue include principally direct financing leases, operating leases, interest on loans and investment securities, and life insurance premiums and related investment income. Revenues from residential condominium sales are generated from assets held under inventories (which are not included in the operating assets classification) in the consolidated financial statements. Brokerage commissions and other fee income are also not linked directly with operating assets.
     For discussion of the individual line items in our consolidated statements of income, please refer to “Management’s Discussion and Analysis of Operations” starting on page 20.
     Segment information is disclosed on the basis that is regularly used by management for evaluating the performance of business segments and deciding how to allocate resources to them and is based on the nature of the services provided by operations in Japan or by geographic area for overseas operations.
     Domestic operations are also classified into a number of segments by region for administrative purposes and by type of product or service handled. However, when the nature of the

Corporate Rental Financial Services Operations General equipment Rental of precision and automobile measuring equip- leasing installment ment and personal loans to corporate computers, customers, fee automobile rentals business Direct financing Operating leases leases, interest on loans and invest- ment securities, other operating revenues Revenues ¥ Billion % ¥ Billion % ¥ Billion % 16% Direct Financing Leases 112 100% 86 76% 1 1% 18% Operating Leases 130 100% 14 11% 70 54% 16% Interest on Loans and Investment Securities 117 100% 18 16% — - 4% Brokerage Commissions and Net Gains on Investment Securities 26 100% 2 8% — - 19% Life Insurance Premiums and Related Investment Income 134 100% — — — - 14% Residential Condominium Sales 98 100% — — — - 1% Gains on Sales of Real Estate under Operating Leases 9 100% — — — - 13% Interest Income on Deposits and Other Operating Revenues 94 100% 7 8% 3 3% ¥ Billion % ¥ Billion % ¥ Billion % 30% Investment in Direct Financing Leases 1,454 100% 1,030 71% 41 3% 11% Investment in Operating Leases 537 100% 81 15% 105 20% 46% Installment Loans 2,235 100% 658 29% — - 11% Investment in Securities 552 100% 34 6% 1 - 1% Other Operating Assets 72 100% 2 3% — -

Note 1:	The figures in the above table are in billions and may not add up to the totals due to rounding.

Note 2:
The names of the segments “Corporate Financial Services” and “Rental Operations” were changed from their previous names of “Corporate Finance” and “Equipment Operating Leases,” respectively. The composition of the segments has not changed.

ORIX Corporation

transactions, the types of customers, and the operating environment are similar, certain such items are included in one segment. Segment information is classified according to businesses defined by management for performance evaluation purposes, rather than by type of transaction.
     Each segment conducts a range of transactions in response to customer needs. For example, in the Corporate Financial Services segment, our strategy is to provide small and medium-sized corporate customers with not only direct financing leases but also loans, life insurance policies, investment products, and other products and services. Revenues from this segment recorded in the consolidated statements of income are generated by transactions that yield direct financing lease revenues, interest on loans, and other forms of operating revenues. From an accounting perspective, these are different types of transactions and must be recorded as different items in our consolidated statements of income. However, from a management perspective, each is a tool for satisfying customer needs. When evaluating the performance of a segment, different transactions may belong to the same set of tools for meeting customer needs and therefore are included in the same segment.
     On the other hand, a single item on our consolidated statements of income often appears in more than one segment. For example, interest on loans from all sources is accounted for in one category as “interest on loans and investment securities” on our consolidated statements of income, but the types of loans, borrowers, and other attributes may differ. Therefore, even though all loan interest is combined into a single category for accounting purposes, interest on loans and investment securities often appears in more than one segment category.
     The table below shows a breakdown by segment of operating revenues as disclosed in the consolidated financial statements and operating assets as disclosed in the consolidated balance sheets to help understand how the two types of disclosure are linked. For more details on segment information, please see “Management’s Discussion and Analysis of Operations” —Segment Information, p. 34.

Real Estate-Related Finance		Real Estate		Life Insurance		Other		The Americas		Asia and Oceania		Europe	
Real estate-related finance, housing loans, loan servicing		Real estate development and leasing, building maintenance		Life insurance		Consumer card loans, securities brokerage, venture capital, corporate rehabilitation		Corporate leasing and lending, securities investment, loan servicing, real estate development		General equipment and automobile leasing, ship finance, corporate lending		Aircraft leasing, general equipment leasing, corporate lending	
Interest on loans and investment securities, other operating revenues		Residential condominium sales, other operating revenues, operating leases		Life insurance premiums and related investment income		Interest on loans and investment securities, brokerage commissions, net gains on investment securities, other operating revenues		Direct financing leases, interest on loans and investment securities, other operating revenues		Direct financing leases, operating leases, interest on loans and investment securities		Operating leases, direct financing leases	
¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%	¥ Billion	%
—	—	—	—	—	—	—	—	12	11%	12	11%	1	1%
3	2%	5	4%	—	—	—	—	2	2%	28	22%	7	5%
32	27%	—	—	—	—	39	33%	18	15%	8	7%	1	1%
2	8%	—	—	—	—	10	38%	5	19%	1	4%	1	4%
—	—	—	—	134	100%	—	—	—	—	—	—	—	—
1	1%	97	99%	—	—	—	—	—	—	—	—	—	—
1	11%	8	89%	—	—	—	—	—	—	—	—	—	—
14	15%	33	35%	—	—	25	27%	7	7%	4	4%	1	1%

Real Estate- Real Estate Life Insurance Other The Americas Asia and Europe Related Finance Oceania Real estate-related Real estate Life insurance Consumer card Corporate leasing General equipment nbsp; Aircraft leasing, finance, housing development and loans, securities and lending, secu- and automobile general equipment loans, loan servicing leasing, building brokerage, venture rities investment, leasing, ship leasing, corporate maintenance capital, corporate loan servicing, real finance, corporate lending rehabilitation estate development lending Interest on loans Residential condo- Life insurance Interest on loans and Direct financing Direct financing Operating leases, and investment minium sales, premiums and investment securities, leases, interest on leases, operating direct financing securities, other other operating related investment brokerage commissions, loans and invest- leases, interest on leases operating revenues revenues, operat- income net gains on investment ment securities, loans and invest- ing leases securities, other other operating ment securities operating revenues revenues ¥ Billion % ¥ Billion % ¥ Billion % ¥ Billion % ¥ Billion % ¥ Billion % ¥ Billion % — — — — — — — — 12 11% 12 11% 1 1% 3 2% 5 4% — — — — 2 2% 28 22% 7 5% 32 27% — — — — 39 33% 18 15% 8 7% 1 1% 2 8% — — — — 10 38% 5 19% 1 4% 1 4% — — — — 134 100% — — — — — — — - 1 1% 97 99% — — — — — — — — — - 1 11% 8 89% — — — — — — — — — - 14 15% 33 35% — — 25 27% 7 7% 4 4% 1 1% ¥ Billion % ¥ Billion % ¥ Billion % ¥ Billion % ¥ Billion % ¥ Billion % ¥ Billion % — — 2 — 105 7% 3 — 123 9% 143 10% 7 - 45 8% 131 24% 22 4% — — 46 9% 75 14% 32 6% 794 36% 9 — 207 9% 307 14% 125 6% 124 6% 9 - 37 7% 1 — 232 42% 47 9% 138 25% 10 2% 4 1% 24 33% 36 50% 3 4% 1 1% 4 6% 2 3% — -

ORIX Corporation

GUIDE TO ORIX’S FINANCIAL STATEMENTS (CONTINUED)

Our revenues are broken down based on how they are accounted for under U.S. GAAP. Since we are engaged in a diverse range of businesses, operating revenues are classified into nine accounting items. There are 31 items on the consolidated statements of income, including 25 accounting items. (For individual items, please refer to “Management’s Discussion and Analysis of Operations” on page 20 and the “Notes to Consolidated Financial Statements” starting on page 67.) We provide detailed consolidated statements of income for investors as required under U.S. GAAP, but, because the items are numerous, the analysis of our consolidated statements of income can become quite complex. One approach to analyzing the consolidated financial statements is to look first at the three major items of our statements of income and then further break these down into ten items as described below and on the opposite page. Of course, this is not intended to be a substitute for the consolidated statements of income under U.S. GAAP, but it may provide an aid in analyzing ORIX’s earnings.

ORIX Corporation

Table 2. Five-Year Summary of Simplified Consolidated Statements of Income (Millions of yen)

	2000	2001	2002	2003	2004
❶ Revenues, Net of Corresponding Expenses	¥323,797	¥330,544	¥361,696	¥374,015	**¥375,961**
❷ Interest Expense	115,038	109,289	90,279	71,846	**60,597**
❸ SG&A Expenses	90,961	101,156	126,316	144,271	**161,835**
❹ Provisions, etc.	64,912	62,951	72,465	120,924	**68,754**
❺ Operating Income	52,886	57,148	72,636	36,974	**84,775**
❻ Equity Method Affiliates, net	(838)	2,088	(330)	8,205	**17,382**
❼ Income before Income Taxes	52,048	59,236	72,306	45,179	**102,157**
❽ Provision for Income Taxes	21,406	25,079	32,600	20,746	**51,538**
❾ Discontinued Operations and Others	—	—	563	5,810	**3,401**
❿ Net Income	30,642	34,157	40,269	30,243	**54,020**

Table 3. Four-Step Process to View Ten Major Components of Consolidated Statements of Income

Step 1	+ ❶ Start with "Revenues, Net of Corresponding Expenses"	Revenue items from the consolidated statements of income minus expense items that correspond to particular revenues. See opposite page for details.
Step 2	− ❷ Subtract "Interest Expense"	Directly from consolidated statements of income
	− ❸ Subtract "SG&A Expenses"	"Selling, General and Administrative Expenses" directly from consolidated statements of income
	− ❹ Subtract "Provisions, etc."	Total of "Provision for Doubtful Receivables and Probable Loan Losses," "Write-downs of Long-lived Assets," "Write-downs of Securities," and "Foreign Currency Transaction Loss, Net"
	= ❺ Operating Income	Same as figures in the consolidated financial statements
Step 3	+ ❻ Add (Subtract) "Equity Method Affiliates, net"	Total of "Equity in Net Income of Affiliates" and "Sales of Affiliates"
	= ❼ Income before Income Taxes	Same as "Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes"
Step 4	− ❽ Subtract "Provision for Income Taxes"	Directly from consolidated statements of income
	+ ❾ Add "Discontinued Operations and Others"	Total of "Discontinued Operations," "Extraordinary Gain," and "Cumulative Effect of a Change in Accounting Principle"
	= ❿ **Net Income**	Same as figures in the consolidated financial statements

ORIX Corporation

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS

1. Performance Summary

Revenues

Total revenues for the fiscal year ended March 31, 2004 (fiscal 2004), increased 6%, to ¥720,773 million ($6,820 million), compared with the fiscal year ended March 31, 2003 (fiscal 2003). Declines were recorded in interest on loans and investment securities and in direct financing leases due to our continued careful selection of assets and the resulting decline in the balance of assets, in addition to fewer gains from the securitization of lease and loan assets. In addition, life insurance premiums and related investment income declined. However, residential condominium sales, brokerage commissions and net gains on investment securities, and other operating revenues all increased during fiscal 2004.

Expenses

Total expenses in fiscal 2004 declined 1%, to ¥635,998 million ($6,018 million). While selling, general and administrative expenses increased primarily due to the increase in the number of consolidated companies, we recorded substantially fewer write-downs of long-lived assets, a lower interest expense, and fewer write-downs of securities.

Operating Income, Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes, and Net Income

Operating income for fiscal 2004 increased 129%, to ¥84,775 million ($802 million), primarily due to fewer write-downs of long-lived assets, which were ¥12,345 million ($117 million) in fiscal 2004 compared to ¥50,682 million in fiscal 2003. Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes rose 126%, to ¥102,157 million ($967 million), and included ¥17,924 million ($170 million) for equity in net income of affiliates. As a result of write-downs of deferred tax assets, income taxes increased, and net income grew 79%, to ¥54,020 million ($511 million).

New Business Volumes

New business volumes for direct financing leases (new equipment acquisitions) and installment loans declined 20% and 11%, respectively, mainly because of a careful selection of assets as we focused on profitability over asset growth and due to fewer acquisitions than in the previous fiscal year. On the other hand, the volume of new operating leases increased 9%, primarily due to the purchase of rental real estate and increases in automobile operating leases. New securities added declined 47% primarily due to a shift in the portfolio of ORIX Life Insurance Corporation from securities to loans and other assets, while the new assets added of other operating transactions increased 60% compared with the previous fiscal year due to an increase in assets associated with our condominium development business.

ORIX Corporation

Operating Assets

Operating assets declined 6% compared to the previous fiscal year, to ¥4,849,194 million ($45,881 million). In addition to lower new business volumes, investment in securities declined as ORIX Life Insurance sold off some of its investment securities as part of its portfolio management. Assets overseas also declined in yen terms because the yen appreciated from ¥120.20 to the U.S. dollar to ¥105.69.

Earnings Summary	(Millions of yen)

	2003	2004	¥ Change	% Change

Total revenues	¥681,820	¥720,773	¥38,953	5.7
Total expenses	644,846	635,998	(8,848)	(1.4)
Operating income	36,974	84,775	47,801	129.3
Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	45,179	102,157	56,978	126.1
Net income	30,243	54,020	23,777	78.6

New Business Volumes	(Millions of yen)

	2003	2004	¥ Change	% Change

Direct financing leases
(new receivables added)	¥1,000,896	¥801,787	¥(199,109)	(19.9)
Direct financing leases
(new equipment acquisitions)	895,848	713,240	(182,608)	(20.4)
Installment loans	1,268,170	1,124,276	(143,894)	(11.3)
Operating leases	173,567	189,737	16,170	9.3
Investment in securities	231,294	122,066	(109,228)	(47.2)
Other operating transactions	116,736	186,265	69,529	59.6

Assets	(Millions of yen)

	2003	2004	¥ Change	% Change

Investment in direct financing leases	¥1,572,308	¥1,453,575	¥(118,733)	(7.6)
Installment loans	2,288,039	2,234,940	(53,099)	(2.3)
Investment in operating leases	529,044	536,702	7,658	1.4
Investment in securities	677,435	551,928	(125,507)	(18.5)
Other operating assets	76,343	72,049	(4,294)	(5.6)

Total operating assets	5,143,169	4,849,194	(293,975)	(5.7)
Other	787,898	775,763	(12,135)	(1.5)

Total assets	¥5,931,067	¥5,624,957	¥(306,110)	(5.2)

ORIX Corporation

2. Operating Results

(1) Total Revenues, New Business Volumes, and Operating Assets

Œ Direct Financing Leases1

Revenues from direct financing leases declined 9%, to ¥112,372 million ($1,063 million), in fiscal 2004. Revenues from Japanese operations decreased 5%, due largely to fewer gains from securitization compared with fiscal 2003. Revenues from overseas fell 19%, due primarily to fewer assets and lower interest rates in the United States.

The volumes for new equipment acquisitions in Japan and overseas decreased 20% in fiscal 2004, to ¥713,240 million ($6,748 million). New equipment acquisitions from Japanese operations declined 20%, due primarily to the cautious selection of new business and the absence of major acquisitions compared with the previous fiscal year. New equipment acquisitions from overseas operations decreased 22%, due primarily to a decline in the volume of new lease contracts in the United States.

Investment in direct financing leases as of March 31, 2004, decreased 8% compared to March 31, 2003, to ¥1,453,575 million ($13,753 million). Assets in Japan were down 4%, due primarily to the cautious selection of new business and the securitization of operating assets, which has reduced assets. Overseas assets were down 19%, due primarily to the appreciation of the yen against the dollar and a decline in leasing assets in the United States.

During fiscal 2004, we securitized ¥26,284 million ($249 million) of direct financing lease assets (¥16,672 million in Japan; ¥9,612 million overseas) that were treated as off-balance-sheet assets and ¥150,956 million (¥134,416 million in Japan; ¥16,540 million overseas) during fiscal 2003. Gains from the securitization of these assets of ¥170 million ($2 million) were included in direct financing lease revenues for fiscal 2004 and ¥3,205 million for fiscal 2003. The balance of direct financing lease assets treated as off-balance-sheet assets amounted to ¥200,434 million ($1,896 million) as of March 31, 2004, and ¥325,083 million as of March 31, 2003.

Direct Financing Leases	(Millions of yen)

	2003	2004	¥ Change	% Change

Direct financing lease revenues	¥122,928	¥112,372	¥(10,556)	(8.6)
Japan	91,443	86,928	(4,515)	(4.9)
Overseas	31,485	25,444	(6,041)	(19.2)
New receivables added	¥1,000,896	¥801,787	¥(199,109)	(19.9)
Japan	758,786	618,452	(140,334)	(18.5)
Overseas	242,110	183,335	(58,775)	(24.3)
New equipment acquisitions	¥895,848	¥713,240	¥(182,608)	(20.4)
Japan	675,563	541,917	(133,646)	(19.8)
Overseas	220,285	171,323	(48,962)	(22.2)
Investment in direct financing leases	¥1,572,308	¥1,453,575	¥(118,733)	(7.6)
Japan	1,237,141	1,183,187	(53,954)	(4.4)
Overseas	335,167	270,388	(64,779)	(19.3)

1
Direct financing leases consist of full-payout leases. For information on the recognition of revenues for direct financing leases, see Note 1 (e) on page 67. For further details on investment in direct financing leases, see Note 4 on page 76. For information on the securitization of direct financing leases, see Note 9 on page 82.

ORIX Corporation

Investment in Direct Financing Leases by Category	(Millions of yen)

	2003	2004	¥ Change	% Change

Information-related and office equipment	¥239,853	¥210,713	¥(29,140)	(12.1)
Industrial equipment	271,471	214,682	(56,789)	(20.9)
Commercial services equipment	181,741	175,607	(6,134)	(3.4)
Transportation equipment	516,646	479,605	(37,041)	(7.2)
Other	362,597	372,968	10,371	2.9

Total	¥1,572,308	¥1,453,575	¥(118,733)	(7.6)

 Operating Leases2

Revenues from operating leases increased 7%, to ¥130,488 million ($1,235 million), primarily due to an increase of 9% in Japan mainly as a result of an improvement in the precision measuring and other equipment rental operations and an increase in revenues from automobile operating leases.

New equipment acquisitions increased 9%, to ¥189,737 million ($1,795 million). While there were increases in automobile related operations, the acquisition of KDDI Development Corporation in the previous fiscal year added approximately ¥33,000 million in real estate-related assets. As a result, new equipment acquisitions were flat in Japan while overseas acquisitions rose 49% due to growth in real estate and automobile operating leases.

Investment in operating leases grew 1%, to ¥536,702 million ($5,078 million). Investments in Japan rose 5% due mainly to the acquisition of an automobile rental company called JAPAREN, while assets declined 7% overseas due primarily to the appreciation of the yen against the dollar.

Operating Leases	(Millions of yen)

	2003	2004	¥ Change	% Change

Operating lease revenues	¥122,526	¥130,488	¥7,962	6.5
Japan	85,665	92,989	7,324	8.5
Overseas	36,861	37,499	638	1.7
New equipment acquisitions	¥173,567	¥189,737	¥16,170	9.3
Japan	143,000	144,340	1,340	0.9
Overseas	30,567	45,397	14,830	48.5
Investment in operating leases	¥529,044	¥536,702	¥7,658	1.4
Japan	369,489	388,452	18,963	5.1
Overseas	159,555	148,250	(11,305)	(7.1)

Investment in Operating Leases by Category	(Millions of yen)

	2003	2004	¥ Change	% Change

Transportation equipment	¥174,893	¥202,514	¥27,621	15.8
Measuring equipment and personal computers	70,988	75,232	4,244	6.0
Real estate and other	283,163	258,956	(24,207)	(8.5)

Total	¥529,044	¥536,702	¥7,658	1.4

[2]
Revenues from operating leases are recorded on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. For information on recognition of revenues for operating leases, see Note 1 (e) on page 67. For details on the acquisition cost and accumulated depreciation of operating lease assets, see Note 5 on page 77.

ORIX Corporation

Ž Interest on Installment Loans and Investment Securities3
Installment Loans
Interest on installment loans declined 7% in fiscal 2004, to ¥107,490 million ($1,017 million). Interest on installment loans in Japan was flat even though the average balance of assets was higher due primarily to a decrease in gains from securitization (¥276 million in fiscal 2004 compared to ¥6,444 million in fiscal 2003). Interest on overseas installment loans decreased 31%, primarily as a result of a lower average balance of loans and lower interest rates in the United States.

New loans added decreased 11%, to ¥1,124,276 million ($10,637 million) in fiscal 2004. New loans added in Japan declined 13% due to an effort to hold down growth of new consumer card loans and the careful selection of new loans to corporate customers, while they remained flat overseas as we remained cautious about expanding assets, primarily in the United States.

The balance of installment loans decreased 2%, to ¥2,234,940 million ($21,146 million). Assets in Japan rose 2%. Installment loans overseas, however, declined 25% due mainly to the repayment of loans and the appreciation of the yen against the dollar.

In fiscal 2004, we securitized ¥9,250 million ($88 million) of installment loans, which were treated as off-balance assets, and ¥78,674 million in fiscal 2003. Gains from the securitization of loans of ¥276 million ($3 million) in fiscal 2004 and ¥6,444 million in fiscal 2003 were included in interest on installment loans. The balance of installment loans treated as off-balance-sheet assets amounted to ¥139,509 million ($1,320 million) as of March 31, 2004, and ¥137,867 million as of March 31, 2003.

Installment Loans	(Millions of yen)

	2003	2004	¥ Change	% Change

Interest on installment loans	¥115,610	¥107,490	¥(8,120)	(7.0)
Japan	89,068	89,295	227	0.3
Overseas	26,542	18,195	(8,347)	(31.4)
New loans added	¥1,268,170	¥1,124,276	¥(143,894)	(11.3)
Japan	1,100,887	957,646	(143,241)	(13.0)
Overseas	167,283	166,630	(653)	(0.4)
Installment loans	¥2,288,039	¥2,234,940	¥(53,099)	(2.3)
Japan	1,954,640	1,984,416	29,776	1.5
Overseas	333,399	250,524	(82,875)	(24.9)

[3]
For recognition of interest on installment loans, see Note 1 (e) on page 67, for other information on installment loans, see Note 6 on page 78, and for securitization, see Note 9 on page 82. For information on investment securities, including the fair value of investments, see Note 1 (i) on page 69 and Note 8 on page 79.

ORIX Corporation

Installment Loans by Region and Loan Type	(Millions of yen)

		2003	2004	¥ Change	% Change

Borrowers in Japan:
Consumer:	Housing loans	¥531,904	¥504,386	¥(27,518)	(5.2)
	Card loans	271,636	247,598	(24,038)	(8.8)
	Other	32,668	54,634	21,966	67.2

	Subtotal	836,208	806,618	(29,590)	(3.5)

Corporate:	Real estate-related companies	276,332	310,847	34,515	12.5
	Commercial and industrial companies	821,992	850,539	28,547	3.5

	Subtotal	1,098,324	1,161,386	63,062	5.7

	Total (Japan)	1,934,532	1,968,004	33,472	1.7

Overseas corporate, industrial, and other borrowers		333,313	250,460	(82,853)	(24.9)
Loan origination costs, net		20,194	16,476	(3,718)	(18.4)

Total		¥2,288,039	¥2,234,940	¥(53,099)	(2.3)

Investment Securities
Interest on investment securities decreased 42%, to ¥9,254 million ($88 million), in fiscal 2004, due mainly to a decrease in the balance of investment in securities and lower interest rates overseas.

New securities added decreased 47%, to ¥122,066 million ($1,155 million). New securities added in Japan decreased 53%, due mainly to fewer new securities added by ORIX Life Insurance Corporation, while new securities added overseas increased 26%, due primarily to an increase in new investment in securities in the United States.

The balance of our investment in securities decreased 19%, to ¥551,928 million ($5,222 million), compared to March 31, 2003. The balance in Japan declined due primarily to a reduction in the amount of securities held by ORIX Life Insurance, and the balance overseas decreased due primarily to the appreciation of the yen against the dollar.

Investment Securities	(Millions of yen)

	2003	2004	¥ Change	% Change

Interest on investment securities	¥15,980	¥9,254	¥(6,726)	(42.1)
Japan	866	885	19	2.2
Overseas	15,114	8,369	(6,745)	(44.6)
New securities added	¥231,294	¥122,066	¥(109,228)	(47.2)
Japan	214,477	100,912	(113,565)	(52.9)
Overseas	16,817	21,154	4,337	25.8
Investment in securities	¥677,435	¥551,928	¥(125,507)	(18.5)
Japan	497,829	399,463	(98,366)	(19.8)
Overseas	179,606	152,465	(27,141)	(15.1)

ORIX Corporation

Investment in Securities by Security Type	(Millions of yen)

	2003	2004	¥ Change	% Change

Trading securities	¥12,154	¥26,354	¥14,200	116.8
Available-for-sale securities	537,888	386,797	(151,091)	(28.1)
Held-to-maturity securities	10,638	—	(10,638)	(100.0)
Other securities	116,755	138,777	22,022	18.9

Total	¥677,435	¥551,928	¥(125,507)	(18.5)

 Brokerage Commissions and Net Gains on Investment Securities
Brokerage commissions and net gains on investment securities increased 140%, to ¥26,025 million ($246 million), reflecting the recovery of the stock and bond markets in Japan and overseas.

Brokerage Commissions and Net Gains on Investment Securities	(Millions of yen)

	2003	2004	¥ Change	% Change

Brokerage commissions	¥2,400	¥3,967	¥1,567	65.3
Net gains on investment securities	8,457	22,058	13,601	160.8

Total	¥10,857	¥26,025	¥15,168	139.7

 Life Insurance Premiums and Related Investment Income4
Life insurance premiums decreased 3%, due to a continued shift to lower revenue but more profitable insurance products.

Life insurance related investment income decreased 5% due to the lower gains from the sale of securities.

Life Insurance Premiums and Related Investment Income	(Millions of yen)

	2003	2004	¥ Change	% Change

Life insurance premiums	¥122,963	¥119,458	¥(3,505)	(2.9)
Life insurance related investment income	15,548	14,754	(794)	(5.1)

Total	¥138,511	¥134,212	¥(4,299)	(3.1)

4
Assets related to life insurance operations include assets that are recorded on our consolidated balance sheets as investment in direct financing leases, installment loans, and investment in securities. Revenues from these assets are included in life insurance related investment income. For information on life insurance costs, see Note 21 on page 103.

ORIX Corporation

Balance of Investments by ORIX Life Insurance	(Millions of yen)

	2003	2004	¥ Change	% Change

Fixed income securities	¥314,465	¥193,384	¥(121,081)	(38.5)
Marketable equity securities	550	238	(312)	(56.7)
Other securities	26,885	38,187	11,302	42.0

Total investment in securities	341,900	231,809	(110,091)	(32.2)
Installment loans and other investments	237,905	350,664	112,759	47.4

Total	¥579,805	¥582,473	¥2,668	0.5

Breakdown of Life Insurance Related Investment Income	(Millions of yen)

	2003	2004	¥ Change	% Change

Life insurance related investment income	¥15,548	¥14,754	¥(794)	(5.1)
Net gains (losses) on investment securities	3,448	(589)	(4,037)	(117.1)
Interest on loans and investment securities, and others	12,100	15,343	3,243	26.8

‘ Residential Condominium Sales
Residential condominium sales increased 38%, due to a rise in the number of condominiums sold to buyers.

Residential Condominium Sales	(Millions of yen)

	2003	2004	¥ Change	% Change

Residential condominium sales	¥71,165	¥98,034	¥26,869	37.8

’ Gains on Sales of Real Estate under Operating Leases5
Gains on sales of real estate under operating leases increased 180%, to ¥9,116 million ($86 million). The sale of office buildings and other properties in Japan resulted in a substantial increase in sales, while they declined overseas due to fewer sales in the United States.

Gains on Sales of Real Estate under Operating Leases	(Millions of yen)

	2003	2004	¥ Change	% Change

Gains on sales of real estate under operating leases	¥3,257	¥9,116	¥5,859	179.9
Japan	581	8,871	8,290	1,426.9
Overseas	2,676	245	(2,431)	(90.8)

5
This line item was included in our consolidated statements of income for the fiscal year under review due to its increase in importance. Any contribution from transactions in which ORIX continues to provide services, such as building maintenance, involving real estate that has been sold is included in gains on sales of real estate under operating leases. Gains and other related income associated with real estate under operating leases that has been sold and in which ORIX no longer has any involvement are recorded in discontinued operations in our consolidated statements of income.

ORIX Corporation

“ Other Operations 6
Other operating revenues increased 16%, to ¥92,898 million ($879 million). Revenues in Japan were up 18%, due primarily to increases in revenues from certain companies in which we have invested as part of our corporate rehabilitation business and revenues from our building maintenance operations. The revenues from our corporate rehabilitation business are mainly those associated with hotel operations and the sale of sporting goods. The companies that we have invested in as a principal investment with the intention to rehabilitate and resell for a gain in the future are consolidated entities; therefore, their revenues are included in our consolidated financial statements.

New assets added increased 60%, to ¥186,265 million ($1,762 million), due primarily to an increase in new transactions associated with our condominium development business.

The balance of other operating assets as of March 31, 2004, decreased 6%, to ¥72,049 million ($682 million), primarily as a result of a decline in assets overseas due to the appreciation of the yen against the dollar.

Other Operations	(Millions of yen)

	2003	2004	¥ Change	% Change

Other operating revenues	¥80,460	¥92,898	¥12,438	15.5
Japan	70,545	83,042	12,497	17.7
Overseas	9,915	9,856	(59)	(0.6)
New assets added	¥116,736	¥186,265	¥69,529	59.6
Japan	99,330	186,203	86,873	87.5
Overseas	17,406	62	(17,344)	(99.6)
Other operating assets	¥76,343	¥72,049	¥(4,294)	(5.6)
Japan	66,713	64,993	(1,720)	(2.6)
Overseas	9,630	7,056	(2,574)	(26.7)

[6]	For details of other operations, see Note 22 on page 103.

ORIX Corporation

(2) Expenses

Œ Interest Expense
Interest expense amounted to ¥60,597 million ($573 million) in fiscal 2004, a decrease of 16% compared to the previous fiscal year, primarily as a result of the lower level of debt following the decrease in assets in Japan and overseas.

 Depreciation—Operating Leases
Depreciation—operating leases increased 5%, to ¥83,919 million ($794 million) in fiscal 2004 compared to the previous fiscal year, due primarily to an increase in the average balance of operating leases for fiscal 2004.

Ž Life Insurance Costs
In line with a decrease in life insurance premiums, life insurance costs decreased 5%, to ¥119,653 million ($1,132 million), compared with the fiscal year ended March 31, 2003.

 Costs of Residential Condominium Sales
Costs of residential condominium sales rose 46%, to ¥88,679 million ($839 million), compared to the previous fiscal year, corresponding to increased revenues from residential condominium sales during the same period. In contrast to the previous fiscal year, when sales of high-margin condominium units contributed to performance, the rate of increase in costs of sales exceeded the rate of growth in sales.

 Other Operating Expenses
Other operating expenses increased 27%, to ¥52,561 million ($497 million), in fiscal 2004, reflecting increased other operating revenues.

‘ SG&A Expenses
Selling, general and administrative expenses in fiscal 2004 were ¥161,835 million ($1,532 million), an increase of 12% from a year earlier, due primarily to an increase in the number of consolidated companies.

Selling, General and Administrative Expenses	(Millions of yen)

	2003	2004	¥ Change	% Change

Personnel expenses	¥66,155	¥79,083	¥12,928	19.5
Selling expenses	24,131	25,268	1,137	4.7
Administrative expenses	50,913	53,692	2,779	5.5
Depreciation	3,072	3,792	720	23.4

Total	¥144,271	¥161,835	¥17,564	12.2

ORIX Corporation

’	Provision for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

Provision for doubtful receivables on direct financing leases and probable loan losses in fiscal 2004 was ¥49,592 million ($469 million), a decrease of 9% from fiscal 2003 primarily as a result of lower levels of operating assets and efforts to improve asset quality.
     Provisions charged to income for doubtful receivables on direct financing leases totaled ¥13,397 million ($127 million), a decline of 21%, reflecting the lower level of 90+ days past-due direct financing leases. Although the allowance for doubtful receivables was down 4%, to ¥41,008 million ($388 million), the ratio of the allowance to the balance of operating assets was 2.8% at the fiscal year-end, virtually the same as for the previous year.
     Provisions charged to income for probable loan losses on 90+ days past-due installment loans not covered by FASB Statement No. 114 fell 14%, to ¥20,118 million ($190 million), as a result of a decline in the balance of 90+ days past-due loans. The ratio of the provision to the outstanding loan balance fell to 2.2%, versus 2.5% at the end of the previous fiscal year, reflecting continuing efforts to improve asset quality.
     The balance of loans considered impaired under the definition of FASB Statement No. 114 7 at March 31, 2004, was ¥93,542 million ($885 million), a decrease of 4% compared with March 31, 2003, reflecting charge-offs and collection of loans. We made provisions of ¥16,077 million ($152 million) for these loans, an increase of 13%, due to an increase in impaired loans requiring a valuation allowance. The allowance was ¥39,187 million ($371 million) at March 31, 2004.

90+ Days Past-Due Direct Financing Leases and Loans Not Covered
by FASB Statement No. 114	(Millions of yen)

	2003	2004	¥ Change	% Change

90+ days past-due direct financing leases	¥47,825	¥36,568	¥(11,257)	(23.5)
90+ days past-due loans not covered by FASB Statement No. 114	60,587	43,176	(17,411)	(28.7)

Loans Considered Impaired under FASB Statement No. 114	(Millions of yen)

	2003	2004	¥ Change	% Change

Impaired loans	¥97,278	¥93,542	¥(3,736)	(3.8)
Impaired loans requiring a valuation allowance	63,975	72,033	8,058	12.6
Valuation allowance	36,073	39,187	3,114	8.6

[7]	For further information on FASB Statement No. 114, see Note 7 on page 78.

ORIX Corporation

Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses 8

	(Millions of yen)

	2003	2004	¥ Change	% Change

Beginning balance	¥152,887	¥133,146	¥(19,741)	(12.9)
Direct financing leases	50,837	42,588	(8,249)	(16.2)
Loans not covered by FASB 114	56,188	54,485	(1,703)	(3.0)
FASB 114 impaired loans	45,862	36,073	(9,789)	(21.3)
Provisions charged to income	¥54,706	¥49,592	¥(5,114)	(9.3)
Direct financing leases	16,978	13,397	(3,581)	(21.1)
Loans not covered by FASB 114	23,497	20,118	(3,379)	(14.4)
FASB 114 impaired loans	14,231	16,077	1,846	13.0
Charge-offs, net of recoveries	¥(76,564)	¥(52,579)	¥23,985	(31.3)
Direct financing leases	(25,445)	(13,921)	11,524	(45.3)
Loans not covered by FASB 114	(27,443)	(25,970)	1,473	(5.4)
FASB 114 impaired loans	(23,676)	(12,688)	10,988	(46.4)
Other*	¥2,117	¥(2,139)	¥(4,256)	(201.0)
Direct financing leases	218	(1,056)	(1,274)	(584.4)
Loans not covered by FASB 114	2,243	(808)	(3,051)	(136.0)
FASB 114 impaired loans	(344)	(275)	69	(20.1)
Ending balance	¥133,146	¥128,020	¥(5,126)	(3.8)
Direct financing leases	42,588	41,008	(1,580)	(3.7)
Loans not covered by FASB 114	54,485	47,825	(6,660)	(12.2)
FASB 114 impaired loans	36,073	39,187	3,114	8.6

* Other includes foreign currency translation adjustments and the effect of acquisitions.

Operating Assets	(Millions of yen)

	2003	2004	¥ Change	% Change

Investment in direct financing leases	¥1,572,308	¥1,453,575	¥(118,733)	(7.6)
Installment loans
Loans not covered by FASB 114	¥2,190,761	¥2,141,398	¥(49,363)	(2.3)
FASB 114 impaired loans	97,278	93,542	(3,736)	(3.8)

Subtotal	¥2,288,039	¥2,234,940	¥(53,099)	(2.3)

’ Write-downs of Long-Lived Assets9
We made estimates for future cash flows for certain long-lived assets in Japan and overseas—including golf courses, hotels, rental condominiums, corporate dormitories, and office buildings—based on FASB Statement No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS 144). As a result of these estimates, we recorded write-downs of long-lived assets totaling ¥12,345 million ($117 million), ¥9,326 million in Japan and ¥3,019 million overseas, in fiscal 2004. This compares to a total of ¥50,682 million for the previous year.

” Write-downs of Securities10
In fiscal 2004, we recorded ¥5,240 million ($50 million) in write-downs of securities, down from ¥14,325 million in fiscal 2003 due primarily to an improvement in stock and bond markets in Japan and overseas.

[8]	For segment information on the allowance for doubtful receivables and probable loan losses, see Note 30 on page 112.
[9]	For further information on write-downs of long-lived assets, see Note 1 (h) on page 69 and Note 23 on page 103.
[10]	For further information on write-downs of securities, see Note 1 (i) on page 69.

ORIX Corporation

(3) Equity in Net Income (Loss) of Affiliates and Gain (Loss) on Sales of Affiliates 11

Equity in net income of affiliates rose to ¥17,924 million ($170 million) compared to ¥6,203 million in the previous fiscal year, primarily due to the contribution from Korea Life Insurance Co., Ltd. (KLI), which added ¥10,047 million ($95 million). The loss on sales of affiliates in fiscal 2004 was ¥542 million ($5 million) compared to a gain of ¥2,002 million in the previous fiscal year. The loss in fiscal 2004 was due primarily to a dilution of our holdings in certain equity method affiliates owing to the issuance of additional shares by these affiliates.

(4) Provision for Income Taxes

Provision for income taxes in fiscal 2004 was ¥51,538 million ($488 million), compared to a provision of ¥20,746 million in fiscal 2003. This amount includes write-downs of deferred tax assets, recognized for investments in subsidiaries, based on the judgment that these assets will not be realized in the foreseeable future.

(5) Discontinued Operations 12

Income from discontinued operations, net of applicable tax effect, was ¥2,792 million ($26 million) in fiscal 2004 due to sales of real estate under operating leases without continuing involvements. As a result of the application of FASB Statement No. 144, income received from rental real estate properties that have been classified as discontinued operations that were sold or are intended to be sold has been reported separately from continuing operations.

(6) Net Income

Operating income for the fiscal year ended March 31, 2004, increased 129%, to ¥84,775 million ($802 million), and income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes increased 126%, to ¥102,157 million ($967 million). Net income rose 79%, to ¥54,020 million ($511 million), and diluted earnings per share rose 78%, to ¥607.52 ($5.75).

[11]	For more information on equity in net income (loss) of affiliates and gain (loss) on sales of affiliates, see Note 11 on page 85.
[12]	For discussion of discontinued operations, see Note 24 on page 105.

ORIX Corporation

(7) Shareholders’ Equity, Return on Equity, and Return on Assets

Shareholders’ equity grew 12% from the previous year-end, to ¥564,047 million ($5,337 million), due primarily to an increase in retained earnings to ¥481,091 million ($4,552 million), from ¥429,163 million, and a decrease in accumulated other comprehensive loss from ¥39,747 million to ¥33,141 million ($313 million).
     A decline in assets and an increase in shareholders’ equity resulted in an increase in the shareholders’ equity ratio, from 8.52% to 10.03%, while the increase in net income resulted in improved ROE and ROA, which rose from 6.00% to 10.10%, and from 0.49% to 0.93%, respectively.

Shareholders' Equity, ROA, and ROE	(Millions of yen)

	2003	2004

Shareholders’ equity ratio	8.52%	10.03%
Return on assets	0.49%	0.93%
Return on equity	6.00%	10.10%
Net income	¥30,243	¥54,020
Shareholders’ equity	505,458	564,047
Total assets	5,931,067	5,624,957

Notes: 1. The shareholders’ equity ratio equals shareholders’ equity at fiscal year-end divided by total assets at fiscal year-end.

2.	Return on assets equals net income for the fiscal year divided by the average level of total assets during the fiscal year.

3.	Return on equity equals net income for the fiscal year divided by the average level of shareholders’ equity during the fiscal year.

Per Share Data	(Yen)

	2003	2004	¥ Change	% Change

Net income (basic earnings per share)	¥361.44	¥645.52	¥284.08	78.6
Net income (diluted earnings per share)	340.95	607.52	266.57	78.2
Cash dividends	15.00	25.00	10.00	66.7
Shareholders’ equity	6,039.43	6,739.64	700.21	11.6

ORIX Corporation

3. Cash Flows

Cash and cash equivalents in fiscal 2004 decreased by 26%, or ¥52,442 million, to ¥152,235 million ($1,440 million) from fiscal 2003, due primarily to a lower level of net proceeds from securitization of lease and loan receivables compared with fiscal 2003 and a continuing repayment of debts due to the decrease of operating assets.
     Net cash provided by operating activities declined by ¥57,338 million, to ¥152,812 million ($1,446 million), in fiscal 2004 compared to ¥210,150 million in fiscal 2003. While net income increased by ¥23,777 million, to ¥54,020 million ($511 million) in fiscal 2004, compared with ¥30,243 million, the decrease in net cash provided by operating activities is mainly due to a decrease in write-downs of long-lived assets and write-downs of securities, which are expenses not associated with cash payments, and a decrease of equity in net (income) loss of affiliates contributed from investment in KLI. In addition, a decrease of ¥15,771 million in policy liabilities in fiscal 2004, compared with an increase of ¥5,889 million in fiscal 2003, is another reason.
     Net cash provided by investing activities decreased by ¥58,972 million, to ¥123,978 million ($1,173 million), in fiscal 2004, compared to ¥182,950 million in fiscal 2003. While cash outflows for the purchase of lease equipment, installment loans made to customers, and the purchase of available-for-sale securities all declined as a result of lower business volumes in comparison with fiscal 2003, inflows also declined due primarily to a decrease in net proceeds from securitization of lease and loan receivables and a reduction in proceeds from sales of available-for-sale securities.
     Net cash used in financing activities in fiscal 2004 was ¥328,284 million ($3,106 million), compared to ¥542,040 million in fiscal 2003, due primarily to a lower level debt repayment resulting from the reduced level of operating assets.

4. Segment Information13

The following discussion presents segment financial information on the basis that is regularly used by management for evaluating the performance of business segments and deciding how to allocate resources to them. The reporting segments are identified based on the nature of services for operations in Japan and based on geographic areas for overseas operations.
     Segments in Japan accounted for 79% of total segment profit in fiscal 2004 compared to 80% in the previous fiscal year. As of March 31, 2004, ¥4,167,472 million ($39,431 million), or approximately 82%, of total segment assets were in Japan.
     Segments overseas accounted for 21% of total segment profits in fiscal 2004 compared to 20% in the previous fiscal year. As of March 31, 2004, ¥472,595 million ($4,472 million), or 9%, of total segment assets were in the Americas, ¥413,041 million ($3,908 million), or 8%, in Asia and Oceania, and ¥56,634 million ($535 million), or 1%, in Europe.

[13]
For more details on segment information, see Note 30 on page 112. For more information on the major business divisions and subsidiaries in each segment, refer to the “Directory (by Segment)” on page 117.

ORIX Corporation

Segment Profits (Losses)	(Millions of yen)

	2003	2004	¥ Change	% Change

Business Segments in Japan
Corporate financial services	¥44,158	¥43,787	¥(371)	(0.8)
Rental operations	4,402	9,342	4,940	112.2
Real estate-related finance	19,572	18,102	(1,470)	(7.5)
Real estate	(39,441)	6,244	45,685	(115.8)
Life insurance	4,791	5,382	591	12.3
Other	8,452	10,079	1,627	19.2

Subtotal	41,934	92,936	51,002	121.6

Overseas Business Segments
The Americas	1,332	7,601	6,269	470.6
Asia and Oceania	9,765	17,848	8,083	82.8
Europe	(736)	(1,252)	(516)	70.1

Subtotal	10,361	24,197	13,836	133.5

Total segment profits (losses)	52,295	117,133	64,838	124.0

Reconciliation of segment totals to consolidated amounts	(7,116)	(14,976)	(7,860)	110.5

Total consolidated income before discontinued operations, extraordinary gain and cumulative effect of a change in accounting principle and income taxes	¥45,179	¥102,157	¥56,978	126.1

Segment Assets	(Millions of yen)

	2003	2004	¥ Change	% Change

Business Segments in Japan
Corporate financial services	¥1,893,422	¥1,806,686	¥(86,736)	(4.6)
Rental operations	144,397	147,231	2,834	2.0
Real estate-related finance	931,513	909,019	(22,494)	(2.4)
Real estate	303,838	309,558	5,720	1.9
Life insurance	579,805	582,473	2,668	0.5
Other	387,978	412,505	24,527	6.3

Subtotal	4,240,953	4,167,472	(73,481)	(1.7)

Overseas Business Segments
The Americas	618,148	472,595	(145,553)	(23.5)
Asia and Oceania	437,874	413,041	(24,833)	(5.7)
Europe	75,207	56,634	(18,573)	(24.7)

Subtotal	1,131,229	942,270	(188,959)	(16.7)

Total segment assets	5,372,182	5,109,742	(262,440)	(4.9)

Reconciliation of segment totals to consolidated amounts	(229,013)	(260,548)	(31,535)	13.8

Total consolidated operating assets	¥5,143,169	¥4,849,194	¥(293,975)	(5.7)

ORIX Corporation

(1) Business Segments in Japan

Œ Corporate Financial Services

Segment Outline ORIX’s corporate financial services segment includes direct financing leases and installment loans to corporate customers as well as the sale of a variety of financial products and other fee businesses. We changed the name of this segment from “corporate finance” to “corporate financial services” to present the components of this segment more clearly. The composition of the segment has not been changed.

Segment Performance (Millions of yen, %) ‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥121,415 ¥ 113,113 ¥ 118,794 ¥ 125,560 ¥ 128,355 % of Total Revenues 19.8% 19.3% 18.2% 18.6% 17.8% Segment Profits (Losses) ¥ 40,918 ¥ 44,427 ¥ 48,066 ¥ 44,158 ¥ 43,787 % of Total Profits 64.0% 62.8% 55.2% 84.4% 37.4% Segment Assets ¥1,968,590 ¥1,889,538 ¥1,960,380 ¥1,893,422 ¥1,806,686 % of Total Assets 40.6% 36.8% 34.5% 35.2% 35.4%

Fiscal 2004 Results

Automobile leasing operations continued to perform well during the fiscal year, however, profits were down 1%, to ¥43,787 million ($414 million), compared to ¥44,158 million in the previous fiscal year, as a result of fewer gains from securitization. Assets were down 5% as we continued to focus on increasing profitability rather than asset growth. In addition, some direct financing leases and installment loans were transferred to the life insurance segment.

Historical Trends

Profits in this segment have remained stable in recent years after the exclusion of income from securitization. The balance of direct financing leases has generally been on a declining trend, excluding the impact of any major acquisitions, due to continued emphasis on profitability over asset growth. No major acquisitions were made in fiscal 2004.
     In contrast to this decline in direct financing leases, we have seen growth in automobile maintenance leases. Because our automobile maintenance leases offer customers a cost-effective way of outsourcing their vehicle maintenance needs, we have seen an increase in such outsourcing needs in recent years. In corporate lending, we are responding to a greater range of business funding needs, including helping customers in streamlining their balance sheets through the securitization of accounts receivable and other means as well as by providing funding for capital investment.

Strategy and Topics

Automobile leasing operations now make up approximately 40% of segment profits and we expect automobile leases to remain a strategic focus in the coming fiscal years.
     The number of automobiles under lease has expanded at a compounded annual growth rate of 14% over the past five years and, at the end of the fiscal year under review, amounted to approximately 470,000 vehicles. We remain focused on offering competitive, high-quality services by drawing on economies of scale in these activities.
     In addition to our attempts to grow automobile leasing operations, we have begun two projects aimed at reducing costs and improving the services offered in this segment. The first project, which we began in November 2002, is an attempt to integrate the so-called “backyard” function of the automobile leasing business. Under this project, we are combining the vehicle procurement, maintenance, and other administrative operations of automobile-related companies in the ORIX Group and are aiming for greater standardization and efficiency in operations.
     The second project involves the concentration and integration of back office activities formerly conducted by our sales and marketing units in charge of direct finance leases and corporate lending. For this purpose, we established a centralized administration facility in Osaka for the domestic market with the aims of standardizing our operational procedures and enhancing the productivity of back office operations.

ORIX Corporation

 Rental Operations

Segment Outline Rental operations include the rental of precision measuring equipment and PCs to corporate customers as well as automobile rental operations. We changed the name of this segment from “equipment operating leases” to “rental operations” to present the components of this segment more clearly. The composition of the segment has not been changed.

Segment Performance (Millions of yen, %) ‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥ 53,000 ¥ 61,677 ¥ 67,319 ¥ 67,655 ¥ 74,370 % of Total Revenues 8.6% 10.5% 10.3% 10.0% 10.3% Segment Profits (Losses) ¥ 7,823 ¥ 11,165 ¥ 9,906 ¥ 4,402 ¥ 9,342 % of Total Profits 12.2% 15.8% 11.4% 8.4% 8.0% Segment Assets ¥113,389 ¥134,270 ¥147,444 ¥144,397 ¥147,231 % of Total Assets 2.3% 2.6% 2.6% 2.7% 2.9%

Fiscal 2004 Results

Segment profits more than doubled to ¥9,342 million ($88 million), compared to ¥4,402 million in the previous fiscal year, due to improved profitability of the precision measuring and other equipment rental operations. The balance of segment assets increased 2%, to ¥147,231 million ($1,393 million), from March 31, 2003, due primarily to the acquisition of JAPAREN Co., Ltd., a car rental company.

Historical Trends

The dominant contributors to earnings in this segment are precision measuring equipment and PC rentals. The principal customers for these rental services are the R&D and production divisions of large electronics manufacturers, railway companies, and other companies.
     These operations benefited substantially from the increased capital spending in information technology (IT) in the late 1990s, and a substantial increase in profits was recorded for the year ended March 31, 2001, but demand weakened for two consecutive years in fiscal 2002 and fiscal 2003. As a result of a lower rate of utilization of assets available for rental and other factors, profits declined. Segment profits for fiscal 2003 also included a provision for doubtful receivables and probable loan losses of ¥2,431 million for certain investments in aircraft leasing that were booked in this segment. Capital expenditures by the customers of this segment improved in fiscal 2004, and an increase in utilization rates of rental equipment resulted in growth in profits.

Strategy and Topics

The precision measuring equipment rentals business is a highly specialized niche business. In the past, most of our efforts have been concentrated on Japan, but as customers have shifted their R&D and production centers overseas, the segment has established offices outside Japan. Our first overseas operations began in Singapore in 1995, followed by Malaysia in 1996, and South Korea and the United Kingdom in 2001.
     In addition to ORIX Rentec Corporation, this segment includes the automobile rental operations of ORIX Rent-A-Car Corporation. In October 2003, we also acquired the automobile rental company JAPAREN, and have strengthened our position as the second largest automobile rental company in Japan, with approximately 43,000 vehicles. Automobile rental operations are gradually being integrated into automobile leasing operations to create a seamless product mix that can meet the needs of customers for both long-term leases and short-term rentals.

ORIX Corporation

Ž Real Estate-Related Finance

Segment Outline ORIX’s real estate-related finance business encompasses real estate loans to corporate customers and housing loans. ORIX is also expanding its business involving loan servicing, commercial mortgage-backed securities (CMBSs), and real estate investment trusts (REITs).

Segment Performance (Millions of yen, %) ‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥ 17,294 ¥ 24,262 ¥ 31,582 ¥ 51,589 ¥ 54,792 % of Total Revenues 2.8% 4.2% 4.8% 7.6% 7.6% Segment Profits (Losses) ¥ (3,415) ¥ 1,944 ¥ 5,654 ¥ 19,572 ¥ 18,102 % of Total Profits (5.3%) 2.7% 6.5% 37.4% 15.5% Segment Assets ¥597,274 ¥606,801 ¥1,012,896 ¥931,513 ¥909,019 % of Total Assets 12.3% 11.8% 17.8% 17.3% 17.8%

Fiscal 2004 Results

The segment saw a continued strong contribution from consumer housing loans and corporate loans, including non-recourse loans, while the loan servicing operations also made contributions. However, ¥3,174 million of gains from the listing and sale of shares in a REIT were recorded in the previous fiscal year and profits decreased by 8%, to ¥18,102 million ($171 million), compared to ¥19,572 million in the previous fiscal year. Segment assets declined 2%, to ¥909,019 million ($8,601 billion).

Historical Trends

Earnings in this segment have improved substantially over the last few years due mainly to two simultaneous trends. The first is an improvement in asset quality as we worked out the problem assets during the period after the bursting of the economic bubble in Japan in the early 1990s, and the deflationary period that has continued to this day. For example, provisions for doubtful receivables and probable loan losses reached ¥29,014 million in 1998, but we recorded only ¥6,870 million ($65 million) in fiscal 2004.
     The second trend has been the contribution from new businesses. The market for real estate-related finance in Japan has undergone substantial changes since the latter part of the 1990s as a result of structural changes in the economy and deregulation, which has allowed a number of new forms of real estate-related financial transactions, including loan servicing of both performing and non-performing assets, non-recourse loans, and REITs. We have been able to combine our expertise in both the financing and the developing, managing, and operating of real estate to become a front-runner in these new areas.

Strategy and Topics

While segment profits declined slightly in fiscal 2004, we believe this segment offers continued opportunities for growth. In particular, such areas as corporate finance, including non-recourse loans, the loan servicing business, and housing loan operations are expected to offer business opportunities.
     Competition in the non-recourse loan market has intensified, but the market for such loans has expanded beyond just office buildings, to include commercial buildings, retail shops, hotels, warehouses, and rental condominiums. The requests for such loans are numerous and we believe we can leverage our expertise to select profitable transactions within this growing market. We are also focusing more on securitization and fee businesses to further expand these operations.
     In the loan servicing business, we participated in the establishment of a corporate rehabilitation fund for the Kyushu region in March 2004 and plan to play an active role in finding business solutions for nonperforming loan problems in regional areas throughout Japan.

ORIX Corporation

 Real Estate

Segment Outline ORIX’s real estate business consists principally of residential condominium and commercial development and rental activities; the operation of hotels, golf courses, corporate dormitories, and a training facility; and building maintenance.

Segment Performance (Millions of yen, %) ‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥ 44,873 ¥ 48,438 ¥ 85,516 ¥104,454 ¥143,451 % of Total Revenues 7.3% 8.3% 13.1% 15.5% 19.9% Segment Profits (Losses) ¥ (8,241) ¥ (4,604) ¥ 5,842 ¥(39,441) ¥ 6,244 % of Total Profits (12.9%) (6.5%) 6.7% (75.4%) 5.3% Segment Assets ¥276,494 ¥310,340 ¥326,473 ¥303,838 ¥309,558 % of Total Assets 5.7% 6.0% 5.7% 5.7% 6.1%

Fiscal 2004 Results

Steady performance from condominium development and building maintenance, in addition to gains from the sale of office buildings under operating leases contributed to earnings. In the fiscal year ended March 31, 2003, we also recorded ¥50,682 million in write-downs of certain real estate assets, whereas only ¥8,052 million ($76 million) of such write-downs were recorded in fiscal 2004. As a result, profits in the fiscal year ended March 31, 2004, were ¥6,244 million ($59 million), compared to a loss of ¥39,441 million in the previous fiscal year. The balance of real estate assets as of March 31, 2004, increased 2%, to ¥309,558 million ($2,929 million), due primarily to the increase in assets associated with new condominium developments.

Historical Trends

In recent years, some parts of the business, for instance the development of residential condominiums and more recently building maintenance, have made positive contributions to earnings in the real estate segment. In addition, we made substantial gains on the sale of office buildings and other real estate that we have acquired, added value to through renovation and tenant placement, and resold. However, a risk factor in this segment has been the asset deflation in Japan that has continued for over ten years.
     We decided to write down to fair value those assets that were tested for impairment and for which the non-discounted cash flows were less than the carrying amount of the assets.

Strategy and Topics

In our condominium business, we sold approximately 2,000 family-type units and about 1,000 studio-type units, mainly in the Tokyo region in fiscal 2004. For the time being, our objective is to generate stable earnings by carefully selecting the units we handle and maintaining the current volume.
     The real estate resale business is growing as a result of the entry of new investors—including syndicates and investors in REITs, real estate funds, and other investment vehicles—and expansion in the scope of real estate investment. Going forward, we would like to direct our attention to this business while taking due steps to control risk.
     We entered the building maintenance business in 2001, and revenues have expanded from ¥6,673 million for the year ended March 31, 2002, to ¥17,705 million ($168 million) in the year ended March 31, 2004. We are planning to further increase the scale of these activities, working closely with the sales and marketing staff in the corporate financial services and other segments.
     To deal with the risk of declining value of property holdings in our real estate rental and operations businesses, we are constantly reviewing and realigning our portfolio to increase profitability and working to reduce downside risk to a minimum.

ORIX Corporation

 Life Insurance

Segment Outline The life insurance segment consists of direct and agency life insurance sales and related activities.

Segment Performance (Millions of yen, %)
‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥204,746 ¥157,636 ¥154,296 ¥138,511 ¥133,391 % of Total Revenues 33.3% 27.0% 23.6% 20.5% 18.5% Segment Profits (Losses) ¥ 5,455 ¥ 5,982 ¥ 5,764 ¥ 4,791 ¥ 5,382 % of Total Profits 8.5% 8.5% 6.6% 9.2% 4.6% Segment Assets ¥425,335 ¥543,886 ¥543,738 ¥579,805 ¥582,473 % of Total Assets 8.8% 10.6% 9.6% 10.8% 11.4%

Fiscal 2004 Results

Life insurance premiums from our insurance business declined because of our continuing emphasis on selling high-margin insurance products. Investment income also declined due to a decline in net gains on the sale of securities. Along with the decline in revenues, life insurance costs for policy reserves and related expenses also declined, resulting in an increase in profits to ¥5,382 million ($51 million), from ¥4,791 million in the previous fiscal year. The balance of segment assets as of March 31, 2004, was flat at ¥582,473 million ($5,511 million), compared to March 31, 2003.

Historical Trends

We have made major changes in our sales and asset management policies in this segment over the last few years. First, our sales strategy has focused on selling term life, cancer, and medical insurance products, which are more profitable than some of the products we sold in the past. Second, our asset management has focused on reducing the amount of fixed income securities in the investment portfolio and on increasing loans and other assets in order to prevent losses in the event of a rise in interest rates. We have made progress in this area as well, with fixed income securities making up 96% of investments in the life insurance segment at March 31, 2001, but only 33% at March 31, 2004. These securities have been replaced by installment loans and other assets that offer higher returns than fixed income securities and greater flexibility in the event of a rise in interest rates.

Strategy and Topics

The two main strategies in the life insurance segment are: 1) continue to improve profitability through product and operating asset mix and 2) strengthen our marketing efforts.
     With regard to the second strategy, we are trying to develop new channels to expand sales of life insurance. Most of our life insurance products at present are sold through agents, including sales and marketing staff in the corporate financial services segment, to corporate customers. In addition to these agency sales, ORIX Direct, which was Japan’s first life insurance offered through direct channels, uses such media as newspaper advertisements, the Internet, and other direct channels to keep administration expenses such as agent fees and marketing expenses lower than for agency-based businesses.
     In an attempt to increase both direct and agency sales, we have been broadcasting television commercials in the Kansai region (around Osaka) over the last few years, which were quite successful in attracting new customers. We began the commercials in the Kanto region (around Tokyo) in May 2004 to further expand these sales promotions.

ORIX Corporation

‘ Other

Segment Outline The other segment encompasses consumer card loan operations, securities brokerage, venture capital operations, corporate rehabilitation, and other new businesses.

Segment Performance (Millions of yen, %) ‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥ 30,882 ¥ 36,215 ¥ 49,139 ¥ 61,238 ¥ 73,986 % of Total Revenues 5.0% 6.2% 7.5% 9.1% 10.3% Segment Profits (Losses) ¥ (1,036) ¥ 1,035 ¥ 4,941 ¥ 8,452 ¥ 10,079 % of Total Profits (1.6%) 1.5% 5.7% 16.2% 8.6% Segment Assets ¥242,280 ¥284,835 ¥352,433 ¥387,978 ¥412,505 % of Total Assets 5.0% 5.5% 6.2% 7.2% 8.1%

Fiscal 2004 Results

Our consumer card loan operations continued to contribute to earnings, while our securities brokerage business also expanded, benefiting from improvements in the Japanese stock markets. Additionally, both venture capital operations and equity method affiliates contributed to earnings. As a result, profits rose to ¥10,079 million ($96 million), compared to ¥8,452 million in the previous fiscal year.

Historical Trends

Due to the varied nature of the businesses in this segment, the trends are dependent on a variety of factors. In the last few years, the increased contribution from the consumer card loan operations, venture capital and other investments have contributed to earnings. This segment also includes such investments as Fuji Fire and Marine Insurance, an equity method affiliate, in which we made an investment in March 2002.

Strategy and Topics

As a result of the deterioration of credit quality in the consumer finance industry over the past two fiscal years against the background of increased personal bankruptcies, we have been cautious about expanding assets and we have tightened credit approval standards. With these restraints on new lending, the balance of consumer card loans fell from ¥271,636 million at the end of the previous fiscal year to ¥247,598 million ($2,343 million) as of March 31, 2004. We plan to continue to focus on the quality of assets in these operations by carefully monitoring loans and moving forward cautiously.
     Venture capital and other investments benefited from a strong stock market in the fiscal year ended March 31, 2004, and their contribution is heavily correlated to the overall market environment.
     In the corporate rehabilitation business, we plan to continue to make equity investments in businesses in bankruptcy or undergoing restructuring. By working to revitalize their operations and enhance their corporate value, we hope to generate earnings through the eventual sale of our equity interest. The investments we have made so far include Minami Sports, a sports goods distributor, Footwork Express, a logistics company, and FoodsNet, a sushi chain operator.

ORIX Corporation

(2) Overseas Business Segments

Œ The Americas

Segment Outline ORIX’s principal businesses in the Americas segment are leasing, corporate loans, securities investment, real estate-related finance, including commercial mortgage-backed securities (CMBS), and real estate development.

Segment Performance (Millions of yen, %) ‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥ 74,525 ¥ 79,397 ¥ 75,195 ¥ 57,909 ¥ 47,294 % of Total Revenues 12.1% 13.6% 11.5% 8.6% 6.6% Segment Profits (Losses) ¥ 18,775 ¥ 8,896 ¥ 810 ¥ 1,332 ¥ 7,601 % of Total Profits 29.4% 12.6% 0.9% 2.5% 6.5% Segment Assets ¥691,403 ¥804,118 ¥794,330 ¥618,148 ¥472,595 % of Total Assets 14.3% 15.7% 14.0% 11.5% 9.2%

Fiscal 2004 Results

Segment profits improved to ¥7,601 million ($72 million), compared to ¥1,332 million in the previous fiscal year, due largely to fewer write-downs of securities and lower provisions for doubtful receivables and probable loan losses.

Historical Trends

As shown in the above graph, the contribution of the Americas segment to consolidated performance bottomed out during the year ended March 31, 2002, and is now on a recovery trend. The reasons for weakness in performance in fiscal 2002 and fiscal 2003 were provisions for probable loan losses in our leasing business and valuation losses on high-yield bond investments. The improvement in the fiscal year under review was due to declines in these provisions and write-downs compared to the previous fiscal year.

Strategy and Topics

This segment is important for the development of ORIX’s global operations. The majority of ORIX’s overseas assets are allocated to the Americas segment and the United States is one of the most advanced financial markets in the world. We have realigned our existing operations in the Americas market under our holding company ORIX USA Corporation into three principal divisions, namely corporate finance, leasing, and real estate.
     Our Corporate Finance Division is engaged in responding to our customers’ funding needs for corporate borrowings, big-ticket lease financing, and other services. This division also invests in marketable bonds and loan assets. The Leasing Division provides mainly equipment financing. The Real Estate Division provides loans secured by commercial real estate and servicing for CMBS and other financial instruments while investing in CMBS and other real estate linked securities. Its operations also include the development and management of commercial real estate.
     In addition to the consolidated subsidiaries listed, Stockton Holdings Limited, in which ORIX has a 29% equity interest, is accounted for by the equity method.

ORIX Corporation

 Asia and Oceania

Segment Outline Principal businesses in Asia and Oceania involve direct financing leases, operating leases for transportation equipment, corporate loans, and securities investments.

Segment Performance (Millions of yen, %) ‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥ 49,739 ¥ 48,735 ¥ 56,677 ¥ 55,425 ¥ 53,694 % of Total Revenues 8.1% 8.3% 8.7% 8.2% 7.5% Segment Profits (Losses) ¥ 3,371 ¥ 1,203 ¥ 5,433 ¥ 9,765 ¥ 17,848 % of Total Profits 5.3% 1.7% 6.2% 18.7% 15.2% Segment Assets ¥369,540 ¥402,707 ¥435,093 ¥437,874 ¥413,041 % of Total Assets 7.6% 7.8% 7.7% 8.2% 8.1%

Fiscal 2004 Results

Contributions from automobile leasing and corporate lending of a number of companies in the region, in addition to an increase in equity in net income of affiliates from Korea Life Insurance Co., Ltd. (see Note 11 on page 85), resulted in a rise in segment profits to ¥17,848 million ($169 million), compared to ¥9,765 million in the same period of the previous fiscal year.

Historical Trends

Starting with the establishment of our first overseas office in Hong Kong in 1971, we have expanded throughout Asia and Oceania mainly by forming joint ventures to establish leasing companies together with local companies in each respective country. Our operations in the region were adversely affected in the wake of the Asian currency crisis in 1997 and we recorded losses in the segment in the fiscal years ended March 31, 1998 and 1999. Since that time, however, we have seen a gradual recovery of operations throughout the region. In recent years, automobile leasing and corporate loans have become major contributors to earnings. In addition, with the investment in KLI we have seen a substantial increase in profits over the last two fiscal years.

Strategy and Topics

Our business activities in Asia and Oceania are spread over 17 countries. Most of our local subsidiaries in the region are showing recovery in performance, and we plan to move forward with the development of these operations.
     One area of strategic focus is automobile leasing and we are attempting to leverage the very successful business model for automobile maintenance leasing that we have developed in Japan. We now have automobile leasing operations in 16 countries outside of Japan, many of which are in the Asia and Oceania segment. The most recent development in this regard was the establishment of ORIX Auto Leasing Korea Corporation, in South Korea in February 2004.

ORIX Corporation

Ž Europe

Segment Outline ORIX’s principal businesses in Europe center on aircraft operating leases, direct financing leases, corporate loans, and securities investments.

Segment Performance (Millions of yen, %) ‘00 ‘01 ‘02 ‘03 ‘04 Segment Revenues ¥ 18,260 ¥ 15,151 ¥ 14,716 ¥ 13,311 ¥ 10,708 % of Total Revenues 3.0% 2.6% 2.3% 2.0% 1.5% Segment Profits (Losses) ¥ 278 ¥ 716 ¥ 600 ¥ (736) ¥ (1,252) % of Total Profits 0.4% 1.0% 0.7% (1.4%) (1.1%) Segment Assets ¥159,608 ¥158,646 ¥113,844 ¥ 75,207 ¥ 56,634 % of Total Assets 3.3% 3.1% 2.0% 1.4% 1.1%

Fiscal 2004 Results

A segment loss of ¥1,252 million ($12 million) was recorded, compared to a loss of ¥736 million in the previous fiscal year, due largely to the recording of losses on certain equity method investments.

Historical Trends

As indicated in the graphs above, Europe has become a smaller portion of our overseas activities as we have reduced our exposure to the region against the backdrop of fewer business opportunities. About 60% of the assets of this segment are operating leases for aircraft, but since we are not undertaking new investments in this area, the balance of assets is declining along with the depreciation of these aircraft.

Strategy and Topics

In the previous fiscal year, we restructured a company that had equity investments in small and medium-sized companies in the United Kingdom and are now seeking new opportunities. The present strategy calls for improving the profitability of existing operations while looking for selective opportunities as they arise, but at this time we do not anticipate a rapid expansion.

ORIX Corporation

5. Funding and Liquidity

(1) Funding Strategy

ORIX has continued to diversify its funding methods and sources over the years in order to maintain stable access to funding and reduce its interest expense. We also flexibly adjust our funding structure to adapt to changing market environments and strive to consistently monitor risks associated with fluctuations in interest rates and liquidity levels to promptly respond to changes in the financial environment.

(2) Balance of Borrowings from Financial Institutions and the Capital Markets

ORIX’s funding includes borrowings from financial institutions and direct fund procurement from the capital markets. Among our diverse borrowing sources are city banks, trust banks, regional banks, agriculture-related financial institutions, life insurance companies, casualty insurance companies, and foreign banks. ORIX had borrowings from approximately 200 such institutions as of March 31, 2004. We procure funds directly from the capital markets through the issuance of corporate bonds, commercial paper (CP), and medium-term notes (MTNs) as well as the securitization of leasing and other assets.
     To facilitate funding operations, we have obtained credit ratings for our notes and bonds from two Japanese rating agencies. As of May 31, 2004, ORIX’s domestically issued straight bonds and a euro MTN program have been assigned A+ ratings by both Rating and Investment Information Inc. (R&I) and Japan Credit Rating Agency, Ltd. (JCR). ORIX’s domestic CP is rated a-1 by R&I and J-1 by JCR. Standard & Poor’s has assigned ORIX a rating of BBB+ and Moody’s Investors Service, a rating of Baa3.
     The share of funds raised directly from the capital markets (excluding off-balance-sheet sources) at March 31, 2004, was 48%, the same as for the previous fiscal year-end. We adjust the ratios of borrowings from financial institutions and capital markets depending on the market environment and aim to consistently maintain an optimal funding structure.

(3) Diversification of Funding Methods

As deregulation gains momentum in Japan, we are diversifying our funding by continually seeking out and developing new procurement methods. Moreover, because our funding from the capital markets targets a wide range of investors, we have been able to make our funding operations increasingly diverse and stable.

     The prohibition on the issuance of CP by finance companies was eliminated in June 1993 in Japan. In April 1998, the sale of CP directly to investors without going through brokers was made possible by additional deregulation. ORIX has energetically worked to increase the number of investors to whom it directly sells CP, which include such entities as asset management companies, life and casualty insurance companies, regional banks, and other types of companies.
     ORIX’s outstanding balance of CP, as of March 31, 2004, was ¥420,280 million, versus ¥527,263 million at the end of the previous fiscal year. Also, at the end of the fiscal year under review, the number of companies that had invested directly in ORIX’s CP was 455, and the balance of CP issued directly to such investors in Japan accounted for 91% of ORIX’s domestic CP outstanding. In addition, beginning March 31, 2003, paperless (electronic) CP transactions were introduced into Japan, and ORIX made the first domestic issue of electronic CP on the same day. Moreover, in February 2004, ORIX made the first public offering in Japan of electronic CP to small and medium-sized enterprises, with the objectives of diversifying its funding sources and enlarging its base of investors. While attempting to control the risks associated with settlement and clearance, we plan to continue to issue electronic CP to broaden our investor base and promote the creation of more efficient and broad-based primary and secondary CP markets. At the end of fiscal 2004, electronic CP accounted for 61% of ORIX’s balance of CP outstanding in Japan.
     In step with the expansion of the bond market in Japan, we have actively issued yen-denominated straight bonds in the Japanese market. In order to further diversify funding methods and investors, ORIX separately issues bonds that are primarily for institutional investors and those that are primarily for individual investors.
     The balance of straight bonds issued by ORIX (including private placements) held by domestic institutional investors was ¥378,000 million ($3,576 million) at March 31, 2004, versus ¥388,000 million held at the end of the previous

ORIX Corporation

fiscal year. Individual investors owned ¥365,000 million ($3,453 million) of ORIX’s straight bonds at March 31, 2004, and ¥370,000 million at the previous fiscal year-end.

     In January 1992, ORIX became the first company in Japan to securitize leasing assets. Since that time, we have actively used asset securitization in Japan and overseas. As of March 31, 2004, the outstanding balance of securitized assets, including such assets as leasing and loan assets, stood at ¥437,650 million ($4,140 million) on a consolidated basis. Of this figure, the portion accounted for as off-balance sheet assets was ¥339,943 million ($3,216 million).
     Regarding overseas funding operations, in addition to borrowing from local markets, efforts have been made to increase the diversity of funding methods through such measures as MTN issuance. ORIX and five overseas subsidiaries are participants in a Multi-Issuer Euro MTN program with a maximum issuance limit of $5 billion. This arrangement enables ORIX to have a highly flexible funding program. Euro MTN issuance is determined based on the funding needs of overseas companies under the supervision of ORIX’s Treasury Department in Tokyo. As of March 31, 2004, the outstanding balance of ORIX’s MTNs was ¥159,332 million ($1,508 million).
     In September 1998, ORIX listed its shares on the New York Stock Exchange (NYSE), a move that has facilitated raising funds through the issuance of stock outside Japan since that date. In October 1999, ORIX became the first Japan-based company to make a global offering involving the simultaneous issue of new shares and convertible notes registered with the Securities & Exchange Commission (SEC) and listed on the NYSE, issuing 3.3 million new shares and ¥40 billion (principal amount) in convertible bonds due 2005. In December 2001, ORIX made another dual offering of new shares and convertible bonds, issuing 1.8 million new shares and ¥28 billion (principal amount) in convertible bonds due 2007.
     As part of our continued efforts to diversify funding sources, in June 2002 we issued Liquid Yield Option Notes TM with stock acquisition rights, due June 14, 2022 (par value of $1,022 million), and procured $400 million. Because these notes included a contingent conversion provision that effectively makes conversion more difficult, the securities are not required to be included in the calculation of diluted earnings per share if ORIX’s share price does not reach a certain trigger price. The issuance was the first of its kind by a Japanese company.

     In October 2003, we filed a universal shelf registration statement with the SEC on Form F-3, permitting offerings in the United States of up to an aggregate maximum offering price of $500 million or the equivalent in foreign denominated currency or currency units of senior debt securities, subordinated debt securities, warrants, common stock, preferred stock, and American Depository Shares (ADSs). These securities may be offered separately or together with other offered securities.

(4) Liquidity

ORIX manages its liquidity by monitoring the schedule for maturities of assets and liabilities and raises funds as needed from financial institutions and capital markets in Japan and overseas. Funds raised are used efficiently to acquire new assets or to meet obligations for repayment of liabilities. ORIX raises the funds it requires while monitoring both operating cash needs and the inflow and outflow of funds.
     To sustain a high level of liquidity, ORIX has secured committed credit lines with a number of financial institutions. Total committed credit lines for ORIX and its subsidiaries were ¥862,147 million and ¥875,797 million ($8,286 million) at March 31, 2003 and 2004, respectively. Of these lines, ¥797,449 million and ¥765,608 million ($7,244 million) were available at March 31, 2003 and 2004, respectively. Included in these commitment lines are global commitment lines for major overseas subsidiaries totaling ¥97,926 million ($927 million), with ¥94,657 million ($896 million) available at March 31, 2004.

ORIX Corporation

6. Risk Management

Overview

We consider the management of risk such as credit risk, market risk, and other risks essential to conducting our businesses and to increasing our corporate value. Accordingly, we have designed our risk management system to identify, analyze, evaluate, and measure our risks, and to set appropriate policies and limits to manage and hedge such risks. Our risk management system has been established through the development of what we consider to be reliable administrative and information systems and other policies and programs. We attempt to control or hedge these risks by utilizing a risk management system that manages both overall risk as well as specific risks associated with individual transactions, businesses, and overseas geographical regions.

(1) Four Components of Risk Management

Our risk management system is made up of four principal components. The first component consists of the sales and marketing departments. For example, our sales and marketing staff are responsible for important credit risk management functions, including carrying out initial credit analyses and evaluations with respect to potential transactions. These staff are also required to monitor risks and manage and collect problem assets with respect to originated transactions.
     The second component involves specialized groups responsible for risk management. These include:

•
The Risk Management Headquarters, which is primarily responsible for risks associated with asset quality and comprises four groups—the Credit Evaluation and Due Diligence Group, the Risk Monitoring Group, the Risk Management Group, and the Real Estate Appraisal Group.

•
The Treasury Department, which is responsible for domestic and overseas funding strategy as well as funding-related risks, including interest-rate risk, liquidity risk, exchange rate risk, and derivative risk.

•	The Compliance Coordination Office, which creates and operates systems for ensuring rigorous compliance with laws and regulations as well as ORIX’s own internal rules.

     The third component of our risk management system is our Investment and Credit Committee which comprises top management, including the CEO, COO, CFO, and the executive officer in charge of risk management. The Investment and Credit Committee meets on average three times a month to review and approve or reject individual credit transactions and investments that exceed certain specified credit or investment amounts.

     In addition to the detailed risk management that is carried out for each transaction with regard to the aforementioned three components, our monthly strategy meetings add a fourth component to our risk management system. These meetings perform a particularly important role in the monitoring and control of the various businesses in which we are involved. Top management, including ordinarily the CEO, COO, and CFO, attend these meetings. The meetings are held separately once a month for each of our divisions and for each of our major subsidiaries, including our overseas subsidiaries. In the meetings, the management directly responsible for the division or subsidiary in question discusses its respective businesses with top management. The meetings begin with quantitative reports of financial targets and results of the division or subsidiary in question. Discussions are then conducted on current and future projects, market trends, and other issues that could potentially affect the particular division or subsidiary’s profitability. Matters considered vitally important to our operations are decided on by the Investment and Credit Committee and reported to the Board of Directors as appropriate.

(2) Controlling a Variety of Risks

Our business activities involve various elements of risk. We consider the principal risks of our business to be credit risk and market risk, although our business is also subject to other risks such as liquidity risk, operational risk, legal risk, and investment risk. We attempt to control these risks as described below.

(a) Credit Risk Management

Our credit risk management system consists of three basic steps: Œ initial evaluations of each potential transaction;  corrective action implementation for the management of defaults and other problem transactions; and Ž portfolio management of originated transactions.

ORIX Corporation

Œ Initial Evaluation
Based on criteria that include the total exposure to a customer, staff members in ORIX’s sales and marketing departments are authorized to approve individual credit transactions within specific limits according to the seniority of the relevant staff member. If a proposed transaction exceeds such limits, it must be referred to the Risk Management Headquarters for approval. If the transaction value exceeds the approval limit of the Risk Management Headquarters, the matter is referred to the Investment and Credit Committee for approval.
     In connection with each potential credit transaction, the relevant sales and marketing department and the Risk Management Headquarters each perform a comprehensive customer credit analysis and evaluation based on the relevant customer’s financial position, past transactional performance, and potential cash flow, and on the quality of the relevant collateral. The credit risk analysis and evaluation also cover the proposed contractual structure, terms and conditions, and potential profitability of the transaction.
     To ensure that the credit evaluation process is efficiently executed, we have created a database of rules and manuals on credit limits, procedures, credit evaluations, collateral, and collection. These rules define credit evaluation standards, including fundamental credit limits based on each customer’s aggregate credit balance as well as other standards that enable flexible and rapid decision making, with clear guidelines for determining which transactions should be handled speedily and which should be afforded more prudent attention in line with such factors as the nature of the proposed transaction as well as the proposed collateral, the existence of guarantees, the term of the credit, and the use of proceeds. We regularly review these manuals and improve and revise them as we deem necessary or desirable.
     Limits on investments and on the provision of credit by our subsidiaries in Japan and overseas are set in a similar manner. Each subsidiary is authorized to approve credit transactions up to a specific limit and any amounts above that limit are referred to our Risk Management Headquarters or the Investment and Credit Committee, as appropriate, for ultimate determination. Our subsidiaries in Japan and overseas observe systems and procedure manuals that are similar to those used by ORIX. These systems and procedure manuals contain appropriate modifications, however, to take into account: (i) in the case of our subsidiaries in Japan, the particular nature of each such subsidiary’s business and (ii) in the case of our overseas subsidiaries, the particular local business practices and economic conditions present and the nature of the transactions being undertaken by each such subsidiary. For some of these subsidiaries, the Risk Management Headquarters regularly conducts by-country, by-region, and by-industry evaluations to minimize exposure to potentially high-risk markets.

 Corrective Action
Our Risk Management Headquarters obtains information on bankruptcies, dishonored bills, and corporate performance from a number of credit data banks on a daily basis. This information is entered into a central database, which is used to prepare industry analysis reports and warning reports that are provided to relevant sales and marketing departments to keep them current on the condition of important customers. In cases where concerns associated with certain industries or customers arise, we take measures that may include freezing the extension of new credit, or reducing our existing exposure, to the industry or customer in question.
     In October 2003, ORIX consolidated the collection sections formerly operating in each sales and marketing department and the credit analysis department into a single Receivables Administration Office with the aim of taking speedy and efficient action for problem assets and improving capabilities for recovering such assets. The objectives of this unit include concentrating the knowledge and knowhow regarding debt collection, and, when problem assets emerge, working with the sales and marketing departments from an early stage to adopt effective collection methods and thereby contribute to improving collection results.
     Preliminary reports on problem assets are prepared and delivered to the appropriate responsible person in accordance with internal procedures as soon as the problems occur, and all pertinent data on such problem assets are entered into our proprietary database. Our sales and marketing departments work together with our Receivables Administration Office to maintain accurate records of delinquencies and to collect on individual problem assets. Collection progress is reported to different levels of management depending on the size of the assets at stake. Furthermore, our sales and marketing departments make regular reports to top management on the amount and

ORIX Corporation

expected recovery of individual nonperforming assets exceeding specified amounts. In addition, our Receivables Administration Office carries out a detailed analysis of all new problem assets reported each month and on the conditions of those assets. This analysis is reported to top management monthly.

     In making collections, an early response is extremely important. When information is received regarding the emergence of nonperforming assets, the Receivables Administration Office goes into action immediately in cooperation with the relevant sales and marketing departments to take steps to secure the exposure and make collections. The Receivables Administration Office plays a highly effective role in recovering problem exposure by drawing on its accumulated experience in collections and, working closely with the sales and marketing departments, provides them with appropriate direction, beginning with early surveillance and extending to compulsory legal measures including seizure of collateral pledged against the exposure and other assets.

Ž Portfolio Management
Just as we must manage the risks inherent in each individual credit extension and transaction, in the Risk Management Headquarters we separately manage the credit risks associated with the individual and overall asset portfolios themselves. Both in Japan and overseas, we regularly evaluate our asset portfolios involving major borrowers by each transactional category as well as by industry and type of collateral guarantee in an attempt to prevent undue levels of exposure to specific customers or industries.
     In our operations in Japan, we perform the analysis of asset portfolios from different perspectives to focus on trends in certain industries or particular transactions, such as non-recourse loan transactions. The results of these analyses are reported regularly to top management. We further classify and manage overseas asset portfolios by region, country, transactional currency, and other characteristics. Assessments of each of our subsidiary’s asset quality and internal credit procedures are reported regularly to top management.
     Using a default probability model developed by ORIX, the Risk Management Headquarters performs a value-at-risk analysis on certain operating assets in Japan and measures risks by credit rating, industry, and business segment.

(b) Market Risk Management

We believe the market risk of our business comprises six primary components: Œ interest rate risk;  exchange rate risk; Ž derivatives risk;  asset deflation risk;  residual value risk; and ‘ risk associated with the market values of equity and debt securities.

Œ Interest Rate Risk Management
We attempt to manage interest rate risk through our asset-liability management, or ALM, systems. Our ALM systems are designed to provide quantitative indicators of interest rate risk by incorporating information on our interest-earning assets and interest-bearing liabilities as well as market interest rates. In fiscal 2003, IFCO Inc. became one of the five group companies covered by our combined ALM system, which also covers ORIX, ORIX Alpha Corporation, ORIX Auto Leasing Corporation, and ORIX Credit Corporation. Including the independent ALM systems of ORIX Trust and Banking Corporation and ORIX Life Insurance Corporation, seven companies in Japan are now covered by an ALM system and we plan to expand the systems to cover more of our subsidiaries in the future.
     The ALM report is updated monthly and reported at our monthly strategy meetings to enable rapid decision making with regard to interest rate risk. The analysis in these reports help us identify and manage the mismatch in the duration of assets and liabilities. We measure our liquidity risk with cash flow maps that are provided in the reports. The reports help us monitor and manage the effects of duration and basis point value, or BPV, on interest rate fluctuations. In this way, we attempt to implement risk control procedures that keep the impact of interest rate fluctuations on our operations within a specified target range based on our expectations.
     Our principal overseas subsidiaries regularly submit reports on their respective asset-liability situations to the Treasury Department in Tokyo permitting us to manage interest rate risk and risks relating to the relevant local currency on an individual basis. We also use interest-rate swaps, caps, floors, and collars to hedge against changes in interest rates.

 Exchange Rate Risk Management
We employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements

ORIX Corporation

to hedge risks associated with certain transactions and investments denominated in foreign currencies. Similarly, each of our overseas subsidiaries structures its liabilities to match the currency denomination of assets in its respective region. We manage certain positions involving foreign currency risk individually.

Ž Derivatives Risk Management
We use currency and interest-rate swaps, caps, floors, and collars for hedging purposes. The Investment and Credit Committee has established comprehensive market risk management rules which set specific market risk management parameters for each of our consolidated companies that engages in derivatives transactions. These parameters clarify the types of risks to be managed and the types of hedging methods to be employed. An internal control system ensures that responsibility for execution, evaluation, and certain administrative tasks relating to these derivatives transactions is allocated to separate departments.
     Departments responsible for executing derivatives transactions monitor the notional principal and market value of these transactions by counterparty, rating, and hedging method. They also maintain management systems designed to respond rapidly to sharp market changes and other unanticipated developments. Departments responsible for evaluation perform checks to ensure that the types of hedging methods employed are appropriate and, periodically, or as necessary, evaluate the effectiveness of the hedging methods. Working in cooperation with banks and other outside entities, departments responsible for administrative tasks undertake administrative checks on all derivatives transactions. In addition, they prepare quarterly reports on each company’s transactions that include the notional principal, fair market value, hedging method, and hedging efficacy associated with each type of transaction and each counterparty. These reports are then presented to our Treasury Department and Compliance Coordination Office. The Treasury Department uses these reports to manage our Companywide derivatives, while the Compliance Coordination Office inspects derivatives-related accounts and performs checks to ensure that relevant internal regulations are observed.
 Asset Deflation Risk Management—Real Estate
Asset deflation has continued in Japan for more than 10 years since the bursting of the inflationary bubble in the early 1990s. Asset deflation risk, in particular its effect on real property prices, is therefore an important risk that we believe must be managed. The activities of our real estate-related operations consist principally of the provision of non-recourse loans, the development of residential condominiums, the leasing, purchase and sale of real estate, and the private finance initiative, or PFI, business as well as the operation of hotels, golf courses, and a training facility. In line with the expansion of real estate-related finance and investments in real estate, we have attempted to create a comprehensive system in our Risk Management Headquarters to analyze and evaluate various real estate-related transactions.
     We attempt to control or mitigate risks associated with our real estate-related businesses by drawing on what we believe are our strengths in the following areas

•
Experience in Real Estate Operations. We have many years experience in real estate operations. We believe we have accumulated expertise in evaluating the cash flows of office buildings, commercial buildings, and other types of real estate.

•
Real Estate Evaluation Specialists. The Real Estate Appraisal Group of our Risk Management Headquarters has a total of 19 certified real estate appraisers and assistant real estate appraisers, while the construction management section of ORIX Real Estate includes 12 certified architects. We are able to quickly obtain real estate appraisals and engineering reports from these internal real estate specialists.

•	Credit Evaluation Experience. We believe that we have accumulated substantial know-how in evaluating the credit of prospective tenants, general contractors, and other related parties.

•
Access to Information. We have the ability to obtain detailed information relating to various aspects of real estate thanks to the know-how of subsidiaries that specialize in property management, due diligence, and appraisal who have first-hand access to such information.

•
Specialist Cooperation. We believe that we can make swift real estate-related investment decisions because our management structure facilitates close cooperation amongst a number of our specialist groups, including

ORIX Corporation

those responsible for legal, accounting, tax, and compliance issues.

     We believe our accumulated experience in evaluating real estate cash flows when we consider a particular transaction allows us to mitigate risks. We also believe we are able to mitigate asset price deflation risk by adding value through our development expertise to real estate we have purchased.
     Based on a number of indices for measuring profitability, real estate investment decisions are made by the Investment and Credit Committee using reports that analyze a variety of risks, including reputation risk. Considering securitizations of loan receivables and purchases of real estate, such as buildings, that we intend to resell, the liquidity of real estate investments has become an important issue that we believe we must evaluate in order to manage asset deflation risk.
     All transactions involving our real estate business are reported regularly to top management at the monthly strategy meetings and to the Investment and Credit Committee. This system allows us to monitor the progress of each project and the total balance of assets and revenues, to control delays in the receipt, and volatility, of revenues, and to reduce asset deflation risk. As a result of our monitoring activities, real estate in which we have invested is sold if we judge that there will be no recovery in the revenue stream.

 Residual Value Risk Management
We provide both direct financing leases and operating leases, which are subject to residual value risk. We record a loss at the end of a leasing period if we are unable to recover the residual value of the lease (the amount remaining after depreciation charges have been subtracted from the original cost). We believe the residual value risk for direct financing leases is relatively small, from our perspective as lessor, since the non-cancelable nature of these transactions means that the residual value risk associated with holding an asset essentially lies primarily with the lessee. The residual value risk for operating leases, however, is usually higher because the contracts may be renewed a number of times during the life of an asset and we bear this residual value risk. Accordingly, the setting and monitoring of the estimated residual value of operating leases is very important. We calculate residual value based on secondary market values of the assets at the time of the origination of the lease and assumptions about the obsolescence of a particular piece of equipment.
     Some operating lease items such as ships or aircraft have long lives but may only be leased out for a few years, and the secondary market values of these types of equipment are volatile. We primarily limit our ship operating leases to general-purpose ships that are relatively easy to repossess and re-lease. We finance larger ships that may have specific uses, but we do not own them, as we do in the case of operating leases, in order to reduce residual value risk. For aircraft, we have limited our inventory primarily to narrow-bodied aircraft, which are relatively versatile and relatively easy to lease. We monitor the market values of these ships and aircraft and sell off assets as necessary or desirable to reduce our exposure to downward trends in the market.
     We regularly monitor secondary market values for equipment such as PCs and automobiles and set and adjust residual value assumptions depending on our assessment of past and future trends in the market values for such equipment.

‘ Equity and Debt Securities Risk Management
Our subsidiaries in Japan and overseas that make investments in the equity or debt securities of other companies, along with our Risk Management Headquarters in Tokyo, monitor market trends and the condition of those companies in order to respond quickly and mitigate market risks associated with those investments. A substantial portion of the marketable equity securities we hold consists of those held to maintain our business relationships in Japan. As with general credit risk management, our sales and marketing departments monitor the market environments, operating results, and financial conditions of the companies in which we invest, and our Risk Management Headquarters provides credit information and industry analysis reports to our sales and marketing departments. Based on information on the unrealized gains or losses of the securities and the probability of companies defaulting on their commitments, our Risk Management Headquarters makes recommendations each month, including to sell securities or conduct more detailed analyses of particular companies.
     A substantial portion of our total bond investments are made by ORIX Life Insurance in Japan and ORIX Capital Markets LLC, or OCM, in the United States. In connection

ORIX Corporation

with such investments, the investment departments of ORIX Life and OCM regularly monitor interest rate policies, economic conditions, and securities and financial market trends. They also analyze price movements of securities, the financial conditions of companies in which they invest, and other factors daily. The investment departments take action based on our approved guidelines for conducting sales of securities to recognize gains, to cut losses, or to reduce positions. The risk management departments and bond trading departments of each company review and compare daily reports with these internal guidelines and macro- and microeconomic conditions, while the risk management departments verify that the guidelines are being followed properly.

(c) Managing Other Risks

Œ Liquidity Risk Management
Liquidity risk arises from the risk that we will have insufficient funds, or be unable to access sufficient funding, to meet our business commitments or to pay back our obligations as they become due, which could result in a payment default on our borrowings. We manage liquidity risk by diversifying our funding sources, establishing committed credit lines with financial institutions, and adjusting levels of short- and long-term funding in consideration of market conditions. As part of our ALM system, we also use cash flow maps to measure and monitor liquidity risk.

 Legal Risk Management
Transactional legal risk is a major type of legal risk that we face in our business. Transactional legal risk includes the risk that the contracts into which we enter contain unintended conditions, are not legally effective, or cannot be carried out as stipulated in the contract, or that the transactions in which we participate involve activities that are against, or not in strict compliance with, applicable laws. When we consider a new transaction, new product development, or other new business activity, our risk management system requires an examination of these types of legal risks.
     In an attempt to avoid, prevent, and mitigate such legal risks, we require that our Risk Management Headquarters be involved in transactions from the early stages when a transaction is first considered through the documentation process in which transaction-related contracts are prepared for internal review and final approval. Contracts may not be approved internally unless they follow our prescribed rules and guidelines. Our Risk Management Headquarters is also involved in the approval of such contracts. Depending on the size and importance of a given transaction, we may also utilize the expertise of outside lawyers.

     We monitor possible changes in the law by collecting information on proposed legal reforms, as such information becomes available. As necessary or appropriate, we may also initiate preparatory measures to address the requirements of new laws that are expected to take effect in the future and implement steps to ensure that we are, and continue to be, in compliance with new laws as they take effect.
     To ensure that proper legal procedures are followed in connection with legal disputes and litigation, we require that our Risk Management Headquarters and other related sections be involved in such disputes and litigation, including lawsuits that have been, or are expected to be, brought against us and lawsuits that we bring, or expect to bring, against third parties.

Ž Operational Risk Management
As our business has expanded in recent years, we view operational risk management as a significant component of overall risk management. Operational risk refers generally to the risk arising in connection with the computer networks that we use, the administrative procedures and day-to-day operational procedures that we have established, and any breakdown in these networks or procedures, or the systems that support them, as well as the risk of reputational damage arising from such a breakdown. In order to mitigate operational risks, our Risk Management Headquarters and Compliance Coordination Office monitor compliance with administrative procedures and ORIX Computer Systems Corporation upgrades our computer systems as we deem necessary or desirable.
     As part of operational risk management, we have attempted to further strengthen the functions of internal control and compliance in recent years. The Compliance Coordination Office is responsible for internal controls. Based on annual internal audit plans, the office regularly monitors company-wide compliance with internal rules and regulations and the accuracy of self-assessment reports prepared by branch offices concerning internal controls. Based on this monitoring,

ORIX Corporation

the office evaluates the effectiveness of existing internal controls and revises such controls as it deems necessary or desirable.
     We created a compliance manual in 2002 that is distributed to all employees in Japan and the senior management of significant overseas subsidiaries. Since fiscal 2003, we have conducted a number of companywide training sessions in Japan to educate employees and to increase their awareness of compliance issues. Based on the analysis of these sessions, we are continuing our efforts to achieve a more effective compliance system.

Ž Dealing with New Risks in Changing Times
In an attempt to increase profitability, we have developed new businesses in real estate-related finance and investment banking that are different from our traditional businesses focusing primarily on the provision of debt finance in the form of leases and loans. We believe that we must continue to evolve our risk management systems in order to manage such risks.
     In response to the recent expansion of real estate-related finance and investment banking operations, ORIX has determined that it must create additional new risk management capabilities, including those involving the unified management of financing and investment risks, the analysis of risks associated with such new financial schemes developed overseas as CMBS, methods for appraising assets in connection with M&A transactions and new business investments, and portfolio management systems with higher levels of sophistication, comprehensiveness, and multidimensionality.
     In order for us to have effective checks and balances on our operations we are also examining new business transactions from perspectives different from those traditionally employed by our Risk Management Headquarters in credit evaluations. For example, we may consider the viability of a particular business along with its investment and financing scheme.
     In order to examine new business transactions from different perspectives, we make use of our accounting, tax, and legal specialists in our risk management groups. For novel, complicated, or large new business transactions, we require these specialists to be involved from the initial stages through the signing and execution of the transaction. We believe this minimizes risks and permits appropriate advice to be disseminated to our sales and marketing departments. Our risk management group specialists work together with outside specialists to assess target companies or assets before an acquisition is made and to analyze the progress of management plans after acquisition.
     We have also tried to strengthen our monitoring system for real estate-related investments, asset acquisitions, and private equity investments. We require monthly or quarterly reports to be made to top management that describe the progress of particular investments and provide comparative analyses of projected and actual results.
     In order to further improve our ROE, we believe we must effectively use our management resources. We believe this will entail making capital investments in areas of high profitability and growth potential. We believe that we will be able to maximize our corporate value by allocating capital into these areas, thereby balancing the risks that we estimate may be involved against our commitment to maintaining the soundness of our operations.
     Although our risk management has focused on traditional areas that provide a stable source of earnings derived from our customer base, we believe that it is necessary to further strengthen our risk monitoring functions as we become more involved in real estate-related finance and investment banking activities that we expect to become important sources of profitability and growth over the medium-to-long term.
     We feel that the growth of a company that focuses on profitability, soundness, and growth potential is further promoted by the management of risk capital under a sound governance infrastructure.

ORIX Corporation

7. Corporate Governance

(1) Strengthening Corporate Governance

Since the June 1997 establishment of an Advisory Board, which included experienced and resourceful individuals from outside the Company, ORIX has strengthened its corporate governance framework with the aim of objectively determining whether its business activities are emphasizing the interests of its shareholders. In June 1998, we introduced a Corporate Executive Officer system to help separate strategic decision-making functions from day-to-day administrative operations. In June 1999, ORIX reduced the number of members of the Board of Directors, arranged for three Advisory Board members to fill two positions as independent directors and one position as an advisor to the Board, and phased out the Advisory Board. In addition, the Nominating Committee and the Compensation Committee were established to operate as support units for the Board of Directors.
     In order to make a more effective separation of roles and responsibilities between the decision-making and monitoring functions of the Board of Directors and the executive function of management, ORIX decided to adopt a “Company with Committees” board model, which became possible in April 2003 as a result of a revision to the Commercial Code of Japan.
     The establishment of audit, nominating, and compensation committees under the Board of Directors is required under this new structure. In addition, ORIX has set up a Compliance Coordination Office as an internal control system to support the Audit Committee, which is responsible for supervising ORIX’s operations.
     In compliance with the Commercial Code, ORIX’s Audit Committee includes three directors. Two of these directors are considered outside directors under the Commercial Code. The Audit Committee receives quarterly performance reports from the executive officer responsible for the Accounting Department, reports from the independent public auditor concerning audits, and business summary reports from the COO. It also receives internal audit report results and other reports related to internal control systems from the executive officer responsible for the Compliance Coordination Office, which is a unit that supports the committee. Moreover, the Audit Committee nominates and empowers its inside director member to conduct operational studies and report on the studies to the committee, and the committee also may instruct executive officers to present reports on the units for which they are responsible. The committee discusses the various reports and evaluates the performance of executive officers and the internal control system.

     As stipulated in the Commercial Code, the Nominating Committee is authorized to nominate director candidates as well as to participate in the selection of executive officers.
     As stipulated in the Commercial Code, the Compensation Committee is authorized to determine policies regarding the remuneration of directors and executive officers as well as the monetary remuneration of each individual director and executive officer.
     At the meeting of the Board of Directors following the Annual General Meeting of Shareholders in June 2004, ORIX added another outside director to its Board, thus bringing the total number of outside directors to five. With the inclusion of the seven internal directors, the Board has a total of 12 members.
     ORIX is working to improve its disclosure of information to investors and the function of its investor relations. In order to further improve this function, we established a Disclosure Committee that oversees the management and dissemination of information to the public.

(2) Compliance

We feel that compliance is a crucial foundation for sound corporate governance and we proactively implement rigorous compliance programs.
     In April 1989, when we changed our name from Orient Leasing Co., Ltd., to ORIX Corporation, we introduced an ORIX Group Corporate Identity program that specified Group Ideals, Group Management Goals, and Group Action Principles. This is the conceptual root of our compliance programs.
     As we neared the 21st century, we articulated three concepts in April 1998 that would characterize our identity and operations in the new century—pride, trust, and respect—thereby extending the conceptual scope of the ideals, management goals, and action principles of the corporate identity program. To foster pride, trust, and respect throughout our operations, we drafted our Corporate

ORIX Corporation

Action Principles and Employee Action Principles. These concepts and principles together form the basis of EC21, which is a program designed to ensure that ORIX strives to be an “Excellent Company” in the 21st century.

     EC21 is the base of ORIX’s compliance system. To effectively instill the ideals articulated in EC21 throughout its operations, ORIX established units specializing in compliance promotion and, in February 2002, prepared a compliance manual. This manual includes action guidelines that explain the spirit of EC21 in concrete and specific terms. At the same time, ORIX organized training and other programs to promote greater awareness of, and more attention to, compliance among all the ORIX Group’s employees.
     In fiscal 2003, ORIX began a Compliance Program containing specific compliance performance measures that continues to be implemented throughout the Company.
     To quickly discover compliance violations and prevent scandals before they occur, we have established a “Compliance Help Line,” to which individuals can call anonymously, and prepared a manual entitled Rules Related to the Compliance Help Line to help ensure the service is effective.

ORIX Corporation

DIRECTORS, EXECUTIVE OFFICERS, AND GROUP EXECUTIVES

DIRECTORS

From left to right: Yasuhiko Fujiki, Shunsuke Takeda, Yoshihiko Miyauchi

Hiroaki Nishina	Kenji Kajiwara	Takeshi Sato	Masaaki Yamamoto

Tatsuya Tamura	Akira Miyahara	Yoshinori Yokoyama	Paul Sheard	Hirotaka Takeuchi
Outside Director,	Outside Director,	Outside Director,	Outside Director,	Outside Director,
President,	Executive Advisor	Auditor, Industrial Revitalization	Managing Director &	Dean, Hitotsubashi University
Global Management	to the Board, Fuji	Corporation of Japan	Chief Economist Asia,	Graduate School of International
Institute Inc.	Xerox Co., Ltd.	Visiting Professor,	Lehman Brothers	Corporate Strategy
Hitotsubashi University
Graduate School of International
Corporate Strategy
ORIX Corporation

COMMITTEES

EXECUTIVE OFFICERS		GROUP EXECUTIVES

Representative Executive Officer, Chairman and Chief Executive Officer

Yoshihiko Miyauchi

Representative Executive Officer, President and Chief Operating Officer

Yasuhiko Fujiki

Deputy President, Chief Financial Officer

Shunsuke Takeda
Corporate Planning Office,
Treasury Department

Corporate Executive Vice Presidents

Hiroaki Nishina
Real Estate Business Headquarters, President, ORIX Real Estate Corporation

Kenji Kajiwara
Tokyo Sales Headquarters,
Asset Administration Department

Hiroshi Nakajima
Risk Management Headquarters,
Receivables Administration Office
Masaaki Tashiro
Real Estate Finance Headquarters

Yukio Yanase
Responsible for Overseas Activities, Office of the President

Corporate Senior Vice Presidents

Takeshi Sato
Chairman, ORIX USA Corporation

Masahiro Matono
OQL Headquarters

Masaru Hattori
Accounting Department,
Corporate Planning Office

Koichiro Muta
Investment Banking Headquarters

Nobuyuki Kobayashi
Corporate Administration Department

Akira Fukushima
IT Business Headquarters,
President, ORIX Computer Systems Corporation,
President, ORIX Callcenter Corporation	Executive Officers

Hiroshi Nakamura
Compliance Coordination Office

Kozo Endo
Business Organization Reform (As of June 29, 2004)

Shintaro Agata
Treasury Department

Tetsuo Matsumoto
Real Estate Finance Headquarters

Tadao Saika
District Sales Headquarters

Hideaki Morita
Kinki (Osaka) Sales Headquarters

Eiji Mitani
Administration Center,
Sales Administration Department,
Tokyo Sales Headquarters

Yoshitaka Matsuno
International Headquarters

Masayuki Okamoto
Investment Banking Headquarters
Teruo Isogai
President, ORIX Auto Leasing Corporation

Tamio Umaki
President, ORIX Rentec Corporation

Yutaka Okazoe
Deputy President, ORIX Real Estate Corporation

Izumi Mizumori
President, ORIX Life Insurance Corporation

Yoshiyuki Yoshizumi
Deputy President, ORIX Auto Leasing Corporation

Tsutomu Matsuzaki
President, Nittetsu Lease Co., Ltd.,
President, Nittetsu Leasing Auto Co., Ltd.

(As of June 23, 2004)

ORIX Corporation

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

Our ADRs have been listed on the New York Stock Exchange, the NYSE, since 1998. We are therefore required to comply with the NYSE’s new corporate governance listing standards, Section 303A.11, which were approved by the SEC in November 2003. As a foreign issuer, we are not required to follow several of the NYSE listing standards.

     Our corporate governance practices differ in certain significant respects from those that U.S. companies must adopt in order to maintain an NYSE listing and, in accordance with Section 303A.11 of the NYSE’s Listed Company Manual, we provide a brief, general summary of such differences.
     The composition of our Board of Directors and of the committees of our board differs significantly in terms of independence from the composition requirements for boards and committees that U.S. companies must satisfy in order to maintain a NYSE listing. We are not required to meet the NYSE’s independence requirements for individuals on our Board of Directors or our nominating, compensation, and audit committees. Under Japanese law, a majority of the membership on our committees must be “outside directors”—a Japanese law concept that shares similarities with the U.S. concept of “independent director.” However, we are not required to include on our Board of

Directors a majority of outside directors, nor are we required to compose our committees exclusively from outside directors. Five of our twelve directors are considered outside directors.

     Under the Commercial Code of Japan, an outside director is a director (i) who does not execute the company’s business, (ii) who has not before executed the business of the company or its subsidiaries in the capacity of director, executive officer (shikkou-yaku), manager, or employee, and (iii) who does not execute the business of any subsidiary of the company in the capacity of director or executive officer of such subsidiary or in the capacity of manager or any other employee of the company or any of its subsidiaries.
     In addition to differences in composition requirements for our board, we are not required to:

•
make publicly available one or more documents that summarize all aspects of our corporate governance guidelines or prepare a written code that states the objectives, responsibilities, and performance evaluation criteria in a manner that satisfies the NYSE’s requirements; or

•	adopt a code of business conduct and ethics for our directors, officers, and employees that addresses fully the topics necessary to satisfy the NYSE’s requirements.

ORIX Corporation

FINANCIAL SECTION

CONTENTS

60	Ten-Year Summary
62	Consolidated Balance Sheets
64	Consolidated Statements of Income
65	Consolidated Statements of Shareholders’ Equity
66	Consolidated Statements of Cash Flows
67	Notes to Consolidated Financial Statements
67	1.	Significant Accounting and Reporting Policies
75	2.	Acquisitions
76	3.	Cash Flow Information
76	4.	Investment in Direct Financing Leases
77	5.	Investment in Operating Leases
78	6.	Installment Loans
78	7.	Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses
79	8.	Investment in Securities
82	9.	Securitization Transactions
84	10.	Business Transactions with Special Purpose Entities
85	11.	Investment in Affiliates
88	12.	Goodwill and Other Intangible Assets
90	13.	Short-Term and Long-Term Debt
92	14.	Deposits
93	15.	Income Taxes
97	16.	Pension Plans
99	17.	Stock-Based Compensation
100	18.	Accumulated Other Comprehensive Income (Loss)
102	19.	Shareholders’ Equity
103	20.	Brokerage Commissions and Net Gains on Investment Securities
103	21.	Life Insurance Operations
103	22.	Other Operations
103	23.	Write-downs of Long-Lived Assets
105	24.	Discontinued Operations
105	25.	Per Share Data
106	26.	Derivative Financial Instruments and Hedging
107	27.	Significant Concentrations of Credit Risk
108	28.	Estimated Fair Value of Financial Instruments
110	29.	Commitments, Guarantees and Contingent Liabilities
112	30.	Segment Information
116	Report of Independent Registered Public Accountants

ORIX Corporation

TEN-YEAR SUMMARY

ORIX Corporation and its Subsidiaries

	Millions of yen
	Years Ended March 31
	1995	1996	1997	1998	1999

Financial Position
Investment in Direct Financing Leases	¥1,715,177	¥1,913,836	¥2,067,616	¥2,186,022	¥1,952,842
Installment Loans	1,619,397	1,628,916	1,700,697	1,794,825	1,761,887
Investment in Operating Leases	342,058	413,419	465,737	435,066	411,156
Investment in Securities	278,807	345,935	434,488	500,449	576,206
Other Operating Assets	42,162	55,161	58,193	65,838	73,345

Operating Assets	¥3.997,601	¥4,357,267	¥4,726,731	¥4,982,200	¥4,775,436
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥(47,400)	¥(81,886)	¥(117,567)	¥(145,741)	¥(132,606)
Allowance/Investment in Direct Financing Leases and Installment Loans	1.4%	2.3%	3.1%	3.7%	3.6%
Short-Term Debt, Long-Term Debt and Deposits	¥3,755,538	¥3,986,809	¥4,217,334	¥4,628,670	¥4,274,280
Shareholders’ Equity	¥238,050	¥276,251	¥308,584	¥313,821	¥327,843
Total Assets	¥4,405,556	¥4,751,758	¥5,089,975	¥5,574,309	¥5,347,636

Revenues and Expenses
Total Revenues	¥362,702	¥382,603	¥428,294	¥507,143	¥593,941
Interest Expense	¥167,937	¥138,394	¥130,743	¥142,177	¥140,846
Selling, General and Administrative Expenses	¥58,561	¥61,569	¥70,902	¥79,671	¥82,395
Income before Discontinued Operation, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	¥33,629	¥35,027	¥36,889	¥38,412	¥27,315
Income from continuing operations	¥17,072	¥18,003	¥19,044	¥23,731	¥25,621
Net Income	¥17,072	¥18,003	¥19,044	¥23,731	¥25,621
Return on Assets	0.39%	0.39%	0.39%	0.45%	0.47%
Return on Equity	7.29%	7.00%	6.51%	7.63%	7.99%
Per Share Data: (yen)
Net income (basic earnings per share)	¥219.31	¥231.27	¥244.64	¥305.33	¥330.43
Net income (diluted earnings per share)	¥219.31	¥231.27	¥244.64	¥305.33	¥330.43
Shareholders’ equity per share	¥3,058.03	¥3,548.77	¥3,964.16	¥4,041.87	¥4,232.02

Operations
Direct Financing Leases:
New receivables added	¥888,931	¥1,022,267	¥1,050,849	¥1,227,719	¥1,076,387
New equipment acquisition	¥731,632	¥847,774	¥886,806	¥1,093,519	¥913,221
Installment Loans:
New loans added	¥539,145	¥503,627	¥593,074	¥715,030	¥706,758
Operating Leases:
New equipment acquisitions	¥97,895	¥95,802	¥92,932	¥98,566	¥92,272
Investment In Securities:
New securities added	¥75,551	¥114,199	¥135,324	¥217,225	¥302,035
Other Operating Transactions:
New assets added	¥8,692	¥26,617	¥24,336	¥35,898	¥39,733
Number of Employees	6,723	6,991	7,594	8,203	9,037

ORIX Corporation

	Millions of yen
	Years Ended March 31
	2000	2001	2002	2003	2004

Financial Position
Investment in Direct Financing Leases	¥1,744,953	¥1,657,709	¥1,658,669	¥1,572,308	¥1,453,575
Installment Loans	1,791,439	1,846,511	2,273,280	2,288,039	2,234,940
Investment in Operating Leases	397,576	451,171	474,491	529,044	536,702
Investment in Securities	758,381	942,158	861,336	677,435	551,928
Other Operating Assets	68,943	98,175	245,897	76,343	72,049

Operating Assets	¥4,761,292	¥4,995,724	¥5,513,673	¥5,143,169	¥4,849,194
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	¥(136,939)	¥(141,077)	¥(152,887)	¥(133,146)	¥(128,020)
Allowance/Investment in Direct Financing Leases and Installment Loans	3.9%	4.0%	3.9%	3.4%	3.5%
Short-Term Debt, Long-Term Debt and Deposits	¥4,010,468	¥4,070,545	¥4,679,566	¥4,239,514	¥3,859,180
Shareholders’ Equity	¥425,671	¥461,323	¥502,508	¥505,458	¥564,047
Total Assets	¥5,341,542	¥5,591,311	¥6,350,219	¥5,931,067	¥5,624,957

Revenues and Expenses
Total Revenues	¥616,513	¥586,149	¥657,294	¥681,820	¥720,773
Interest Expense	¥115,038	¥109,289	¥90,279	¥71,846	¥60,597
Selling, General and Administrative Expenses	¥90,961	¥101,156	¥128,316	¥144,271	¥161,835
Income before Discontinued Operation, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	¥52,048	¥59,236	¥72,306	¥45,179	¥102,157
Income from continuing operations	¥30,642	¥34,157	¥39,706	¥24,433	¥50,619
Net Income	¥30,642	¥34,157	¥40,269	¥30,243	¥54,020
Return on Assets	0.57%	0.62%	0.67%	0.49%	0.93%
Return on Equity	8.13%	7.70%	8.36%	6.00%	10.10%
Per Share Data: (yen)
Net income (basic earnings per share)	¥385.27	¥417.77	¥489.19	¥361.44	¥645.52
Net income (diluted earnings per share)	¥377.02	¥400.99	¥467.11	¥340.95	¥607.52
Shareholders’ equity per share	¥5,199.12	¥5,646.11	¥6,007.52	¥6,039.43	¥6,739.64

Operations
Direct Financing Leases:
New receivables added	¥1,073,074	¥842,396	¥1,083,070	¥1,000,896	¥801,787
New equipment acquisition	¥905,898	¥723,330	¥980,379	¥895,848	¥713,240
Installment Loans:
New loans added	¥807,477	¥740,639	¥1,340,400	¥1,268,170	¥1,124,276
Operating Leases:
New equipment acquisitions	¥101,020	¥143,158	¥146,203	¥173,567	¥189,737
Investment In Securities:
New securities added	¥333,249	¥397,218	¥348,347	¥231,294	¥122,066
Other Operating Transactions:
New assets added	¥70,443	¥128,984	¥204,121	¥116,736	¥186,265
Number of Employees	9,503	9,529	11,271	11,833	12,481

Notes:	1.	In fiscal 1998, new loans and new securities added included increases of ¥18,999 million and ¥34,189 million, respectively, as a result of the acquisition of ORIX Trust and Banking Corporation. In fiscal 2002, new receivables added and new equipment acquisitions of direct financing leases, new loans added and new securities added Included Increases of ¥248,101 million, ¥252,436 million, ¥5,841 million and ¥1,042 million, respectively, as a result of the acquisition of IFCO Inc. In addition, new loans added included ¥132,127 million in housing loans that were purchased from Asahi Mutual Life Company in fiscal 202. In fiscal 2003. new receivables added arid new equipment acquisitions of direct financing leases included increases of ¥112,007 million, ¥112,605 million, respectively, as a result of the acquisition of Nittetsu Lease Co., Ltd.
	2.	In fiscal 2001, the Company implemented a 1.2-for-1 stock split on May 19.2000. Per share data has been adjusted for this stock splits retroactively.
	3.	As a result of the recording “Discontinued Operations” in fiscal 2004 in accordance with FASB Statement No. 144 (“Accounting for Impairment or Disposal of Long-Lived Assets”), certain amounts in the prior years have been reclassified retroactively.

ORIX Corporation

CONSOLIDATED BALANCE SHEETS

ORIX Corporation and its Subsidiaries     As of March 31, 2003 and 2004

			Millions of
	Millions of yen		U.S. dollars
ASSETS	2003	2004	2004

Cash and Cash Equivalents	¥204,677	¥152,235	$1,440
Restricted Cash	18,671	35,621	337
Time Deposits	1,184	677	6
Investment in Direct Financing Leases	1,572,308	1,453,575	13,753
Installment Loans	2,288,039	2,234,940	21,146
Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses	(133,146)	(128,020)	(1,211)
Investment in Operating Leases	529,044	536,702	5,078
Investment in Securities	677,435	551,928	5,222
Other Operating Assets	76,343	72,049	682
Investment in Affiliates	144,974	157,196	1,487
Other Receivables	146,650	142,711	1,350
Inventories	100,893	121,441	1,149
Prepaid Expenses	41,494	44,139	418
Office Facilities	77,043	71,196	674
Other Assets	185,458	178,567	1,690

	¥5,931,067	¥5,624,957	$53,221

The accompanying notes to consolidated financial statements are an integral part of these balance sheets.

ORIX Corporation

				Millions of
		Millions of yen		U.S. dollars
	LIABILITIES AND SHAREHOLDERS' EQUITY	2003	2004	2004

	Short-Term Debt	¥1,120,434	¥903,916	$8,553
	Deposits	262,467	292,545	2,768
	Trade Notes, Accounts Payable and Other Liabilities	265,264	279,852	2,647
	Accrued Expenses	82,012	96,668	914
	Policy Liabilities	608,553	592,782	5,609
	Income Taxes:
	Current	34,869	31,703	299
	Deferred	116,031	122,234	1,157
	Deposits from Lessees	79,366	78,491	743
	Long-Term Debt	2,856,613	2,662,719	25,194

	Total liabilities	5,425,609	5,060,910	47,884

	Commitments and Contingent Liabilities

	Shareholders’ Equity:
	Common stock:
Authorized	259,000,000 shares
Issued	84,365,914 shares in 2003 and
	84,366,314 shares in 2004	52,067	52,068	493
	Additional paid-in capital	70,002	70,015	662
	Retained Earnings:
	Legal reserve	2,220	2,220	21
	Retained earnings	429,163	481,091	4,552
	Accumulated other comprehensive loss	(39,747)	(33,141)	(313)
	Treasury stack, at cost:
	672,905 shares in 2003 and 675,307 shares in 2004	(8,247)	(8,206)	(78)

		505,458	564,047	5,337

		¥5,931,067	¥5,624,957	$53,221

ORIX Corporation

CONSOLIDATED STATEMENTS OF INCOME

ORIX Corporation and its Subsidiaries      For the Years Ended March 31, 2002, 2003 and 2004

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Revenues:
Direct financing leases	¥121,914	¥122,928	¥112,372	$1,063
Operating leases	118,954	122,526	130,488	1,235
Interest on loans and investment securities	121,962	131,590	116,744	1,105
Brokerage commissions and net gains on investment securities	18,367	10,857	26,025	246
Life insurance premiums and related investment income	152,333	138,511	134,212	1,270
Residential condominium sales	58,078	71,165	98,034	928
Gains on sales of real estate under operating leases	685	3,257	9,116	86
Interest income on deposits	1,374	526	884	8
Other operating revenues	63,627	80,460	92,898	879

Total revenues	657,294	681,820	720,773	6,820

Expenses:
Interest expense	90,279	71,846	60,597	573
Depreciation—operating leases	76,681	79,993	83,919	794
Life insurance costs	139,786	125,684	119,653	1,132
Costs of residential condominium sales	49,517	60,769	88,679	839
Other operating expenses	29,614	41,359	52,561	497
Selling, general and administrative expenses	126,316	144,271	161,835	1,532
Provision for doubtful receivables and probable loan losses	51,367	54,706	49,592	469
Write-downs of long-lived assets	2,716	50,682	12,345	117
Write-downs of securities	19,742	14,325	5,240	50
Foreign currency transaction loss (gain), net	(1,360)	1,211	1,577	15

Total expenses	584,658	644,846	635,998	6,018

Operating Income	72,636	36,974	84,775	802
Equity in Net Income (Loss) of Affiliates	(449)	6,203	17,924	170
Gain (Loss) on Sales of Affiliates	119	2,002	(542)	(5)

Income before Discontinued Operations, Extraordinary Gain, Cumulative Effect of a Change in Accounting Principle and Income Taxes	72,306	45,179	102,157	967
Provision for Income Taxes	32,600	20,746	51,538	488

Income from continuing operations	39,706	24,433	50,619	479

Discontinued operations
Income from discontinued operations, net (including gains on sales of ¥3,747 million in fiscal 2004)	733	1,109	4,713	45
Provision for income taxes	(303)	(450)	(1,921)	(19)

Discontinued operations, net of applicable tax effect	430	659	2,792	26

Income before extraordinary gain and cumulative effect of a change in accounting principle	40,136	25,092	53,411	505

Extraordinary Gain, net of applicable tax effect	—	3,214	609	6
Cumulative Effect of a Change in Accounting Principle, net of applicable tax effect	133	1,937	—	—

Net Income	¥40,269	¥30,243	¥54,020	$511

				U.S.
	Yen			dollars
Amounts per Share of Common Stock:
Basic:
Income from continuing operations	¥482.35	¥292.00	¥604.88	$5.72
Discontinued Operations	5.22	7.88	33.37	0.32
Extraordinary Gain	—	38.41	7.27	0.07
Cumulative Effect of a Change in Accounting Principle	1.62	23.15	—	—
Net Income	489.19	361.44	645.52	6.11

Diluted:
Income from continuing operations	460.59	275.63	569.33	5.39
Discontinued Operations	4.98	7.41	31.35	0.30
Extraordinary Gain	—	36.14	6.84	0.06
Cumulative Effect of a Change in Accounting Principle	1.54	21.77	—	—
Net Income	467.11	340.95	607.52	5.75
Cash Dividends	15.00	15.00	25.00	0.24

The accompanying notes to consolidated financial statements are an integral part of these statements.

ORIX Corporation

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

ORIX Corporation and its Subsidiaries            For the Years Ended March 31, 2002, 2003 and 2004

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Common Stock:
Beginning balance	¥41,820	¥51,854	¥52,067	$493
Common stock issued in public and private offering	9,657	—	—	—
Exercise of warrants and stock acquisition rights	377	213	1	0

Ending balance	51,854	52,067	52,068	493

Additional Paid-in Capital:
Beginning balance	59,885	69,823	70,002	662
Value ascribed to warrants attached to 0.64% bonds issued	141	—	—	—
Common stock issued in public and private offering	9,223	—	—	—
Exercise of warrants, stock acquisition rights and stock options	376	211	8	0
Common stock issued for acquisitions of minority interests of subsidiaries	198	—	—	—
Other, net	—	(32)	5	0

Ending balance	69,823	70,002	70,015	662

Legal Reserve:
Beginning balance	2,090	2,220	2,220	21
Transfer from retained earnings	130	—	—	—

Ending balance	2,220	2,220	2,220	21

Retained Earnings:
Beginning balance	361,262	400,175	429,163	4,061
Cash dividends	(1,226)	(1,255)	(2,092)	(20)
Transfer to legal reserve	(130)	—	—	—
Net income	40,269	30,243	54,020	511

Ending balance	400,175	429,163	481,091	4,552

Accumulated Other Comprehensive Income (Loss):
Beginning balance	4,552	(13,440)	(39,747)	(376)
Net cumulative effect of adopting FASB Statement No. 133	(8,400)	—	—	—
Net change of unrealized gains on investment in securities	(19,588)	(12,839)	23,131	219
Net change of minimum pension liability adjustments	(2,150)	2,652	(3,785)	(36)
Net change of foreign currency translation adjustments	10,308	(15,119)	(15,710)	(148)
Net change of unrealized losses on derivative instruments	1,838	(1,001)	2,970	28

Ending balance	(13,440)	(39,747)	(33,141)	(313)

Treasury Stock:
Beginning balance	(8,286)	(8,124)	(8,247)	(78)
Exercise of stock options	219	8	202	2
Other, net	(57)	(131)	(161)	(2)

Ending balance	(8,124)	(8,247)	(8,206)	(78)

Total Shareholders’ Equity
Beginning balance	461,323	502,508	505,458	4,783
Increase, net	41,185	2,950	58,589	554

Ending balance	¥502,508	¥505,458	¥564,047	$5,337

Summary of Comprehensive Income:
Net income	¥40,269	¥30,243	¥54,020	$511
Other comprehensive income (loss)	(17,992)	(26,307)	6,606	63

Comprehensive income	¥22,277	¥3,936	¥60,626	$574

The accompanying notes to consolidated financial statements are an integral part of these statements.

ORIX Corporation

CONSOLIDATED STATEMENTS OF CASH FLOWS

ORIX Corporation and its Subsidiaries            For the Years Ended March 31, 2002, 2003 and 2004

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Cash Flows from Operating Activities:
Net Income	¥40,269	¥30,243	¥54,020	$511
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	117,019	118,097	121,530	1,150
Provision for doubtful receivables and probable loan losses	51,367	54,706	49,592	469
Increase (decrease) in policy liabilities	40,777	5,889	(15,771)	(149)
Deferred tax provision (benefit)	17,530	(23,222)	(2,881)	(27)
Gains from securitization transactions	(9,235)	(9,649)	(446)	(4)
Equity in net (income) loss of affiliates	449	(6,203)	(17,924)	(170)
(Gain) loss on sales of affiliates	(119)	(2,002)	542	5
Extraordinary gain	—	(3,214)	(609)	(6)
Cumulative effect of a change in accounting principle	(133)	(1,937)	—	—
Gains on sales of available-for-sale securities	(13,795)	(7,588)	(8,728)	(82)
Gains on sales of real estate under operating lease	(685)	(3,257)	(9,116)	(86)
Write-downs of long-lived assets	2,716	50,682	12,345	117
Write-downs of securities	19,742	14,325	5,240	50
Decrease (increase) in restricted cash	(2,865)	1,195	(17,393)	(165)
Decrease (increase) in inventories	2,133	(21,824)	(18,197)	(172)
Increase in prepaid expenses	(9,255)	(2,975)	(1,974)	(19)
Increase (decrease) in accrued expenses	223	(2,370)	7,481	71
Increase in deposits from lessees	8,464	4,303	683	6
Other, net	(6,967)	15,021	(5,582)	(53)

Net cash provided by operating activities	257,635	210,150	152,812	1,446

Cash Flows from Investing Activities:
Purchases of lease equipment	(838,105)	(923,483)	(873,248)	(8,262)
Principal payments received under direct financing leases	768,923	742,183	731,702	6,923
Net proceeds from securitization of lease and loan receivables	258,926	239,050	35,704	338
Installment loans made to customers	(1,334,532)	(1,214,672)	(1,130,986)	(10,701)
Principal collected on installment loans	865,598	1,071,841	1,092,698	10,339
Proceeds from sales of operating lease assets	39,921	62,323	116,531	1,103
Investment in and dividends received from affiliates, net	(20,457)	(23,208)	5,822	55
Proceeds from sales of investments in affiliates, including proceeds from a sale of related option	815	2,232	—	—
Purchases of available-for-sale securities	(289,055)	(193,580)	(90,527)	(857)
Proceeds from sales of available-for-sale securities	325,758	264,021	164,860	1,560
Maturities of available-for-sale securities	67,290	95,187	88,601	838
Purchases of other securities	(50,243)	(23,674)	(32,707)	(309)
Proceeds from sales of other securities	6,717	21,413	12,648	120
Purchases of other operating assets	(119,700)	(2,847)	(8,966)	(85)
Proceeds from sales of other operating assets	1,841	63,596	10,468	99
Net decrease in call loans	9,500	—	—	—
Acquisitions of subsidiaries, net of cash acquired	3,846	(13,669)	(8,861)	(84)
Sales of subsidiaries, net of cash disposed	552	36,469	24	0
Other, net	(3,306)	(20,232)	10,215	96

Net cash provided by (used in) investing activities	(305,711)	182,950	123,978	1,173

Cash Flows from Financing Activities:
Repayment of short-term debt, net	(171,114)	(122,365)	(94,192)	(891)
Proceeds from (repayment of) commercial paper, net	101,279	(485,288)	(106,712)	(1,010)
Proceeds from long-term debt	975,220	811,334	811,099	7,674
Repayment of long-term debt	(729,593)	(776,959)	(971,619)	(9,193)
Net increase in deposits due to customers	46,929	37,224	30,078	285
Issuance of common stock	19,315	392	8	0
Dividends paid	(1,226)	(1,255)	(2,092)	(20)
Net increase (decrease) in call money	5,000	(5,000)	5,000	47
Other, net	306	(123)	146	2

Net cash provided by (used in) financing activities	246,116	(542,040)	(328,284)	(3,106)

Effect of Exchange Rate Changes on Cash and Cash Equivalents	1,297	(1,131)	(948)	(10)

Net Increase (Decrease) in Cash and Cash Equivalents	199,337	(150,071)	(52,442)	(497)
Cash and Cash Equivalents at Beginning of Year	155,411	354,748	204,677	1,937

Cash and Cash Equivalents at End of Year	¥354,748	¥204,677	¥152,235	$1,440

The accompanying notes to consolidated financial statements are an integral part of these statements.

ORIX Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ORIX Corporation and its Subsidiaries

1. Significant Accounting and Reporting Policies

     In preparing the accompanying consolidated financial statements, ORIX Corporation (the “Company”) and its subsidiaries have complied with accounting principles generally accepted in the United States of America (“US GAAP”), modified for the accounting for stock splits (see (o)). Significant accounting and reporting policies are summarized as follows:
(a) Basis of presenting financial statements
     The Company and its domestic subsidiaries maintain their books in conformity with Japanese income tax laws and accounting practices, which differ in certain respects from accounting principles generally accepted in the United States of America.
     The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, therefore, reflect certain adjustments to the Company’s book and records. The principal adjustments relate to accounting for direct financing leases, accounting for impairment of long-lived assets and long-lived assets to be disposed of, use of the straight-line method of depreciation for operating lease equipment, deferral of life insurance policy acquisition cost and calculation of policy liabilities, accounting for derivative instruments and hedging activities, accounting for goodwill and intangible assets resulting from business combinations, and a reflection of the income tax effect on such adjustments.
(b) Principles of consolidation
     The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates, where the Company has the ability to exercise significant influence by way of 20%–50% ownership or other means, are accounted for by using the equity method. A lag period of up to three months is used on a consistent basis when considered necessary and appropriate for recognizing the results of subsidiaries and affiliates.
     The consolidated financial statements also include variable interest entities to which the Company and its subsidiaries are primary beneficiaries pursuant to FASB Interpretation No. 46 (revised December 2003) (FIN 46(R) (“Consolidation of Variable Interest Entities”).
     All significant intercompany accounts and transactions have been eliminated in consolidation.
(c) Use of estimates
     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has identified seven areas where it believes assumptions and estimates are particularly critical to the financial statements. These are the determination of the allowance for doubtful receivables on direct financing leases and probable loan losses (see (g)), the determination of impairment of investment in securities (see (i)), the determination of impairment of long-lived assets (see (h)) and goodwill (see (w)), the determination of valuation allowance for deferred tax assets (see (j)), the determination of benefit obligations and net periodic pension cost (see (m)), the determination and periodic reassessment of the unguaranteed residual value for direct financing leases and operating leases (see (e)), and the determination and reassessment of insurance policy liabilities and deferred policy acquisition costs (see (f)).
(d) Foreign currencies translation
     The Company and its subsidiaries maintain their accounting records in their respective functional currency.
     Transactions in foreign currencies are recorded in the entity’s functional currency based on the prevailing exchange rates on the transaction date.
     The financial statements of foreign subsidiaries and affiliates are translated into Japanese yen by applying the exchange rates in effect at the end of each fiscal year to all assets and liabilities. Income and expenses are translated at the average rates of exchange prevailing during the fiscal year. The currencies in which the operations of the foreign subsidiaries and affiliates are conducted are regarded as the functional currencies of these companies. Foreign currency translation adjustments reflected in accumulated other comprehensive income (loss) in shareholders’ equity are from the translation of foreign currency financial statements into Japanese yen.
(e) Recognition of revenues
     Direct financing leases—Direct financing leases consist of full-payout leases for various equipment types, including office equipment, industrial machinery and transportation equipment (aircraft, vessels and automobiles). The excess of aggregate lease rentals plus the estimated unguaranteed residual value over the cost of the leased equipment constitutes the unearned lease income to be taken into income over the lease term. The estimated residual values represent estimated proceeds from the disposition of equipment at the time the lease is terminated. Estimates of unguaranteed residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete. Certain direct lease origination costs (“initial direct costs”) are being deferred and amortized over the lease term as a yield adjustment. The unamortized balance of initial direct costs is reflected as a component of investment in direct financing leases. Amortization of unearned lease income and initial direct cost is computed using the interest method.
     Installment loans—Interest income on installment loans is recognized on an accrual basis. Certain direct loan origination costs, offset by loan origination fees (“loan origination costs, net”), are being deferred and amortized over the contractual term of the loan as an adjustment of the related loan’s yield using the interest method.
     Interest payments received on impaired loans are recorded as interest income unless the collection of the remaining investment is doubtful at which time payments received are recorded as reductions of principal (see Note 7).
     Non-accrual policy—Revenues on direct financing leases and installment loans are no longer accrued at the time when principal or interest become past due 90 days or more, or earlier, if management believes their collectibility is doubtful. The Company and its subsidiaries used 180 days for suspending recognition of income in the prior fiscal years. This change from 180 to 90 days did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. Accrued but uncollected interest is reclassified to investment in direct financing leases or installment loans in the accompanying consolidated balance sheet and becomes subject to the allowance for doubtful receivables and probable loan loss process. Cash repayments received on these accounts are applied first against any due but unpaid principal payments with the balance taken to income until qualifying for a return to accrual status.
     Operating leases—Revenues from operating leases are recognized on a straight-line basis over the contract terms. Operating lease assets are recorded at cost and are depreciated over their estimated useful lives mainly on a straight-line basis. Estimated average useful lives of operating leases assets classified as transportation equipment is 9 years, as measuring equipment and personal computers is 5 years, as real estate and other is 33 years. Gains or losses arising from dispositions of operating lease assets, except real estate under operating leases, are included in operating lease revenues. Gains or losses arising from dispositions of real estate under operating leases are separately disclosed as “Gains on sales of real estate under operating leases” or “Discontinued operations-Income from discontinued operations, net” depending on the continuing involvement in such real estate by the Company or its subsidiaries. If the Company or its subsidiaries have significant continuing involvement in operations of disposed real estate, in the form such as asset or property management, gains or losses are presented as “Gains on sales of real estate under operating leases.” Estimates of residual values are based on current market values of used equipment and estimates of when and how much equipment will become obsolete.
     Brokerage commissions and net gains on investment securities—Brokerage commissions and net gains on investment securities are recorded on a trade date basis.
     Residential condominiums—Revenues from the sales of residential condominiums are recognized when a contract is in place, a closing has taken place, the buyer’s initial and continuing investment is adequate to demonstrate a commitment to pay for the property and the Company and its subsidiaries do not have a substantial continuing involvement in the property.
(f) Insurance premiums and expenses
     Premium income from life insurance policies are recognized as earned premiums when due.
     Life insurance benefits are recorded as expenses when they are incurred. Policy liabilities for future policy benefits are established for by the net level premium method, based on actuarial estimates of the amount of future policyholder benefits. The policies are characterized as long-duration policies and mainly consist of endowments, term life insurance and whole life insurance. Computation of policy liabilities and reserves necessarily includes assumptions about mortality, lapse rates and future yields on related investments and other factors applicable at the time the policies are written. The average rates of assumed investment yields are 2.8%, 2.0% and 1.7% for fiscal 2002, 2003 and 2004, respectively. The Company continually evaluates the potential for changes in the estimates and assumptions applied in determining policy liabilities, both positive and negative, and uses the results of these evaluations both to adjust recorded liabilities and to adjust underwriting criteria and product offerings.
     FASB Statement No. 60 (“Accounting and Reporting by Insurance Enterprises”) requires insurance companies to defer certain costs associated with writing insurances (“deferred policy acquisition costs”) and amortize over the respective policy periods in proportion to anticipated premium revenue. Deferred policy acquisition costs are the costs related to the acquisition of new and renewal insurance policies and consist primarily of first-year commissions in excess of recurring policy maintenance costs and certain variable costs and expenses for underwriting policies. Amortization charged to income for fiscal 2002, 2003 and 2004 amounted to ¥11,424 million, ¥11,740 million and ¥10,017 million ($95 million), respectively.
(g) Allowance for doubtful receivables on direct financing leases and probable loan losses
     The allowance for doubtful receivables on direct financing leases and probable loan losses is maintained at a level which, in the judgment of management, is adequate to provide for probable losses inherent in lease and loan portfolios. The allowance is increased by provisions charged to income and is decreased by charge-offs, net of recoveries.
     Developing the allowance for doubtful receivables on direct financing leases and probable loan losses is subject to numerous estimates and judgments. In evaluating the adequacy of the allowance, management considers various factors, including the nature and characteristics of the obligor, current economic conditions, credit concentrations or deterioration in pledged collateral, historical loss experience, delinquencies and future cash flows expected to be received. Generally, large-balance non-homogeneous loans are individually assessed whether each of the loans is impaired. If a loan is deemed to be impaired, it is evaluated based on the present value of expected future cash flows or the fair value of the collateral securing the loan if the loan is collateral dependent. Smaller-balance homogeneous loans and lease receivables are collectively evaluated considering current economic conditions and trends, prior charge-off experience for each category of collateralized receivables and uncollateralized receivables, delinquencies and non-accruals.
     Receivables are charged off when, in the opinion of management, the likelihood of any future collection is believed to be minimal. The Company and its subsidiaries do not have a practice of charging loans off after they are past due for a specific arbitrary period, for example, six months or one year.
(h) Impairment of long-lived assets
     Effective April 1, 2002, the Company and its subsidiaries adopted FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), FASB Statement No. 144 superseded FASB Statement No. 121 (“Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of”). Under FASB Statement No. 144, impairment losses are recorded with respect to long-lived assets used in operations, consisting primarily of real estate development projects, golf courses and other operating assets, when events and circumstances indicate that the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets. The net carrying value of assets not recoverable is reduced to fair value if lower than the carrying value. In determining fair value, recent transactions involving sales of similar assets, appraisals prepared internally by the Company’s own staff of appraisers, independent third party appraisals and other valuation techniques are utilized.
(i) Investment in securities
     Trading securities are reported at fair value with unrealized gains and losses included in income.
     Available-for-sale securities are reported at fair value, and unrealized gains or losses are recorded through other comprehensive income (loss), net of applicable income taxes.
     Held-to-maturity securities are recorded at amortized cost.
     Generally, the Company and its subsidiaries recognize losses related to available-for-sale securities and held-to-maturity securities for which the market price has been significantly below the acquisition cost (or current carrying value if an adjustment has been made in the past) for more than six months. In determining whether the decline in the market value of a debt security is other than temporary, the Company and its subsidiaries consider whether there has been a significant deterioration in a bond issuer’s credit rating, an issuer’s default or a similar event. In addition, the Company and its subsidiaries charge against income losses related to securities in certain other situations where, even though the market value has not remained significantly below the carrying value for six months, the decline in the market value of a security is based on issuer’s specific economic conditions and not just general declines in the related market and where it is considered unlikely that the market value of the security will recover within the next six months. For financial periods prior to the quarter ended March 31, 2003, the period used for considering whether impairment was other than temporary was twelve months.
     However, with respect to equity securities, if the Company and its subsidiaries have a significant long-term business relationship with the company, management considers the probability of the market value recovering within the following six months. As part of this review, the company’s operating results, net asset value and future performance forecasts as well as general market conditions are taken into consideration. If management believes, based on this review, that the market value of an equity security may realistically be expected to recover, the loss will continue to be classified as temporary. Temporary declines in market value are recorded through other comprehensive income (loss), net of applicable income taxes. If after an additional six months the market value is still significantly below the acquisition cost, the loss will be considered other than temporary and the decline in market value charged to income. For the financial periods prior to the quarter ended March 31, 2003, the additional consideration period was twelve months.
(j) Income taxes
     Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date. A valuation allowance is recognized if, based on the weight of available evidence, it is “more likely than not” that some portion or all of the deferred tax asset will not be realized.
(k) Securitized assets
     The Company and its subsidiaries have securitized and sold to investors certain lease receivables, loan receivables and investment in securities. In the securitization process, the assets to be securitized (“the assets”) are sold to special-purpose entities that issue asset-backed securities to the investors. The Company and its subsidiaries account for the sale when control over the assets is surrendered. When the Company and its subsidiaries sell the assets in a securitization transaction, the carrying value of the assets is allocated to the portion retained and the portion sold, based on relative fair values. The Company and its subsidiaries recognize gains or losses for the difference between the net proceeds received and the allocated carrying value of the assets sold. Any gain or loss from a securitization transaction is recorded as revenue of direct financing leases, interest on loans and investment securities, or brokerage commissions and net gains on investment securities.
     Retained interests include subordinated interests, servicing assets, excess spread assets and cash collateral. Retained interests are initially recorded at allocated carrying value of the assets based on their fair value and are periodically reviewed for impairment. When a decline in fair value below the carrying value of a retained interests is other than temporary, the Company and its subsidiaries consider the value of the retained interests to be impaired and record a write-down of the retained interests to fair value.
     Fair values of retained interests are estimated by determining the present value of future expected cash flows based on management’s estimates of key assumptions, including expected credit loss, discount rate and prepayment rate.
(l) Derivative financial instruments
     On April 1, 2001, the Company and its subsidiaries adopted FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and FASB Statement No. 138 (“Accounting for Certain Derivative Instruments and Certain Hedging Activity, an amendment of FASB Statement No. 133”). All derivatives are recognized on the balance sheet at their fair values. On the date the Company or a subsidiary enters into a derivative contract, the Company or its subsidiary designates the derivative as either a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (“fair value” hedge), a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (“cash flow” hedge), a foreign-currency fair-value or cash-flow hedge (“foreign currency” hedge), a hedge of a net investment in foreign operation or a non-hedging transaction. For all hedging relationships, at inception the Company and its subsidiaries formally document the risk-management objective and strategy for undertaking the hedge transaction. The Company and its subsidiaries also document the hedged risk, the hedge type and the hedging instrument for each hedging activity. The Company and its subsidiaries also formally assess, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. When it is determined that a derivative is not highly effective for a hedge, hedge accounting is discontinued.
     Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with the loss or gain on the hedged asset or liability or unrecognized firm commitment of the hedged item that is attributable to the hedged risk, are recorded in earnings. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a cash-flow hedge are recorded in other comprehensive income (loss) to the extent that the derivative is effective as a hedge, until earnings are affected by the variability in cash flows of the designated hedged item. Changes in the fair value of derivatives that are highly effective as hedges and that are designated and qualify as foreign-currency hedges are recorded in either earnings or other comprehensive income (loss), depending on whether the hedge transaction is a fair-value hedge or a cash-flow hedge. However, if a derivative is used as a hedge of a net investment in a foreign operation, its changes in fair value, to the extent effective as a hedge, are recorded in the cumulative translation adjustments account within other comprehensive income (loss). The ineffective portion of the change in fair value of a derivative instrument that qualifies as either a fair-value hedge or a cash-flow hedge is reported in earnings.
     The Company and its subsidiaries discontinue hedge accounting prospectively when it is determined that the derivative is no longer effective in offsetting changes in the fair value or cash flows of the hedged item, the derivative expires or is sold, terminated, or exercised, the derivative is no longer designated as a hedging instrument, because it is unlikely that a forecasted transaction will occur, a hedged firm commitment no longer meets the definition of a firm commitment, or management determines that designation of the derivative as a hedging instrument is no longer appropriate.
     When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective fair-value hedge, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value and no longer adjusts the hedged asset or liability for changes in fair value. When hedge accounting is discontinued because the hedged item no longer meets the definition of a firm commitment, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value, removes any asset or liability that was recorded pursuant to recognition of the firm commitment from the balance sheet, and recognize any gain or loss in earnings. When hedge accounting is discontinued because it is probable that a forecasted transaction will not occur, the Company and its subsidiaries continue to carry the derivative on the balance sheet at its fair value with subsequent changes in fair value included in earnings, and gains and losses that were accumulated in other comprehensive income (loss) are recognized immediately in earnings. In all other situations in which hedge accounting is discontinued, the Company and its subsidiaries continue to carry the derivative at its fair value on the balance sheet and recognize any subsequent changes in its fair value in earnings.
     The Company and its subsidiaries also hold derivative instruments for trading purposes, customer accommodation or not qualified as hedging instruments. The Company and its subsidiaries record these derivative instruments on the balance sheet at fair value. The changes in fair values are recorded in earnings.
     The Company and its subsidiaries occasionally purchase or originate financial instruments that contain an embedded derivative instrument. Upon acquisition of such financial instrument, the Company and its subsidiaries assess whether the economic characteristics of the embedded derivative instrument are clearly and closely related to the economic characteristics of the financial instrument (“host contract”), whether the financial instrument that embodies both the embedded derivative instrument and the host contract is currently measured at fair value with changes in fair value reported in earnings, and whether a separate instrument with the same terms as the embedded instrument would meet the definition of a derivative instrument. If the embedded derivative instrument is determined not to be clearly and closely related to the host contract, is not currently measured at fair value with changes in fair value reported in earnings, and the embedded derivative instrument would qualify as a derivative instrument, the embedded derivative instrument is separated from the host contract and valued at fair value with changes recorded in earnings.
(m) Pension plans
     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. The Company and its subsidiaries adopted FASB Statement No. 87 (“Employers’ Accounting for Pensions”), and the costs of pension plans are accrued based on amounts determined using actuarial methods under the assumptions of discount rate, rate of increase in compensation levels, expected long-term rate of return on plan assets and others.
     In June 2001, the Japanese pension law was amended to permit an employer to elect to transfer the entire substitutional portion benefit obligation from the employer pension fund (“EPF”) to the government together with a specified amount of plan assets determined pursuant to a government formula. In August 2003, the Company and certain subsidiaries received government approval of exemption from the obligation for benefits related to future employee service with respect to the substitutional portion of its EPF. The Company and certain subsidiaries will account for the transfer to the Japanese government of a substitutional portion of an EPF in accordance with EITF Issue No. 03-2 (“Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”). As specified in EITF Issue No. 03-2, the entire separation process is to be accounted for at the time of completion of the transfer to the government of the benefit obligation and related plan assets as a settlement in accordance with FASB Statement No. 88 (“Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”). The effect of the transfer on the consolidated financial statements of the Company and its subsidiaries has not yet been determined.
(n) Stock-based compensation
     Stock-based compensation expense is accounted in accordance with APB Opinion No. 25 (“Accounting for Stock Issued to Employees”) as permitted by FASB Statement No. 123 (“Accounting for Stock-Based Compensation”) amended by FASB Statement No. 148 (“Accounting for Stock-Based Compensation—Transition and Disclosure”). FASB Statement No. 123 provides entities a choice of recognizing related compensation expense by adopting the fair value method or to continue to measure compensation using the intrinsic value approach under APB Opinion No. 25. The Company chose to use the intrinsic value approach pursuant to APB Opinion No. 25 and recognized no compensation expense in fiscal 2002, 2003 and 2004.
     Had compensation cost for the Company’s stock option plans been determined consistent with FASB Statement No. 123, net income and earnings per share (EPS) in fiscal 2002, 2003 and 2004 would have been as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

As reported:
Net income	¥40,269	¥30,243	¥54,020	$511
Less: Total stock-based compensation expenses determined by fair value based method	(1,183)	(1,726)	(1,735)	(16)
Pro forma:
Net income	39,086	28,517	52,285	495

	Yen			U.S. dollars
	2002	2003	2004	2004

Net income—
As reported:
Basic EPS	¥489.19	¥361.44	¥645.52	$6.11
Diluted EPS	467.11	340.95	607.52	5.75
Pro forma:
Basic EPS	474.82	340.81	624.78	5.91
Diluted EPS	453.42	321.55	588.04	5.56

(o) Stock splits
     Stock splits implemented prior to October 1, 2001 have been accounted for by transferring an amount equivalent to the par value of the shares from additional paid-in capital to common stock as required by the Japanese Commercial Code (the “Code”). No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with accounting principles generally accepted in Japan.
     Based on an amendment to the Code, effective on October 1, 2001, the above-mentioned method of accounting based on the regulation has become unnecessary.
     In the United States, stock splits in comparable circumstances are considered to be stock dividends and are accounted for by transferring from retained earnings to common stock and additional paid-in capital amounts equal to the fair market value of the shares issued. Common stock is increased by the par value of the shares and additional paid-in capital is increased by the excess of the market value over par value of the shares issued. Had such stock splits made prior to October 1, 2001 been accounted for in this manner, additional paid-in capital as of March 31, 2004 would have increased by approximately ¥24,674 million ($233 million), with a corresponding decrease in retained earnings. Total shareholders’ equity would remain unchanged. A stock split on May 19, 2000 was excluded from the above amounts because the stock split was not considered to be a stock dividend under accounting principles generally accepted in the United States of America.
(p) Cash and cash equivalents
     Cash and cash equivalents include cash on hand, deposits placed with banks and short-term highly liquid investments with original maturities of three months or less.
(q) Restricted cash
     Restricted cash consists of cash held in trusts for the segregation of assets under an investor protection fund and deposits related to servicing agreements.
(r) Other operating assets
     Other operating assets consist primarily of operating facilities (including golf courses, hotels and a training facility), which are stated at cost less accumulated depreciation, and depreciation is calculated mainly on the straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥2,926 million and ¥4,248 million ($40 million) as of March 31, 2003 and 2004, respectively. Estimated useful lives range up to 50 years for buildings, up to 75 years for fixtures and up to 20 years for machinery and equipment.
(s) Other receivables
     Other receivables consist primarily of payments made on behalf of lessees for property tax, maintenance fees and insurance premiums in relation to direct financing lease contracts and receivables from the sale of lease assets.
(t) Inventories
     Inventories include advance and/or progress payments for development of residential condominiums for sale and completed residential condominiums (including completed residential condominiums waiting to be delivered to buyers under the contracts for sale). Advance and/or progress payments for sale are carried at cost less any impairment losses and finished goods (including completed residential condominiums) are stated at the lower of cost or market. As of March 31, 2003 and 2004, advance and/or progress payments were ¥75,755 million and ¥93,822 million ($888 million), respectively, and finished goods were ¥25,138 million and ¥27,619 million ($261 million), respectively.
(u) Office facilities
     Office facilities are stated at cost less accumulated depreciation. Depreciation is calculated on a declining-balance basis or straight-line basis over the estimated useful lives of the assets. Accumulated depreciation is ¥23,234 million and ¥22,670 million ($214 million) as of March 31, 2003 and 2004, respectively. Estimated useful lives range up to 50 years for buildings and fixtures and up to 20 years for machinery and equipment.
(v) Other assets
     Other assets consist primarily of the excess of purchase prices over the net assets acquired in acquisitions (goodwill) and other intangible assets (see (w)), deferred policy acquisition costs which are amortized over the contract periods, leasehold deposits and advance payments made in relation to purchases of assets to be leased.
(w) Goodwill and other intangible assets
     In June 2001, FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) were issued. FASB Statement No. 141 requires that all business combinations be accounted for using the purchase method. Accounting for business combinations using the pooling of interests method is no longer allowed. FASB Statement No. 141 also requires that intangible assets acquired in a business combination be recognized apart from goodwill if the intangible assets meet one of two criteria—either the contractual-legal criterion or the separability criterion. The provisions of FASB Statement No. 141 apply to all business combinations initiated or business combinations accounted for by the purchase method completed after June 30, 2001. On April 1, 2002, as a result of the adoption of FASB Statement No. 141, the Company and its subsidiaries recorded a transition gain of ¥1,937 million, net of tax of ¥353 million, as a cumulative effect of a change in accounting principle, due to the write-off of unamortized deferred credits that existed as of March 31, 2002. The deferred credits relate to an excess of the fair value over cost arising from business combinations completed and investments accounted for by the equity method acquired before July 1, 2001.
     FASB Statement No. 142 establishes how intangible assets (other than those acquired in a business combination) should be accounted for upon acquisition. It also addresses how goodwill and other intangible assets should be accounted for subsequent to their acquisition. Both goodwill and intangible assets that have indefinite useful lives will no longer be amortized but will be tested at least annually for impairment. Intangible assets with finite lives will continue to be amortized over their useful lives. The provisions of FASB Statement No. 142 were adopted in their entirety by the Company and its subsidiaries as of April 1, 2002.
     Until March 31, 2002, the Company and its subsidiaries amortized goodwill over the periods ranging from 5 to 25 years, with respect to acquisitions that occurred prior to July 1, 2001. Beginning April 1, 2002 (July 1, 2001 for acquisitions occurring on or after that date), the Company and its subsidiaries ceased amortization of goodwill pursuant to the provisions of FASB Statement No. 142 (See Note 12).
(x) Trade notes, accounts payable and other liabilities
     Trade notes, accounts payable and other liabilities include derivative payables and minority interests.
(y) Capitalization of interest costs
     The Company and its subsidiaries capitalized interest costs of ¥3,260 million, ¥490 million and ¥222 million ($2 million) in fiscal 2002, 2003 and 2004, respectively, related to specific long-term real estate development projects.
(z) Advertising
     The costs of advertising are expensed as incurred. The total amounts charged to advertising expense in fiscal 2002, 2003 and 2004 are ¥9,103 million, ¥9,472 million and ¥9,725 million ($92 million), respectively.
(aa) Restructuring costs
     During April 2001, a subsidiary in the United States announced its intention to consolidate certain of its U.S. locations into one location. The consolidation allowed the subsidiary to substantially reduce operating expenses, increase efficiency and redesign processes as the subsidiary pursues new business opportunities. In connection therewith, in accordance with EITF Issue No. 94-3 (“Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”), the subsidiary recorded accrued expenses of ¥2,585 million and ¥93 million in selling, general and administrative expenses in the accompanying consolidated statements of income in fiscal 2002 and 2003, respectively. No additional accrued expense was recorded in fiscal 2004. As of March 31, 2004, the remaining balance of ¥83 million ($1 million) is included in trade notes, accounts payable and other liabilities in the accompanying consolidated balance sheets consisting primarily of remaining severance and lease obligations.
     In June 2002, FASB Statement No. 146 (“Accounting for Costs Associated with Exit or Disposal Activities”) was issued, and has been adopted for the exit or disposal activities initiated after December 31, 2002. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.
(ab) Discontinued operations
     The Company and its subsidiaries have followed FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”). FASB Statement No.144 broadened the scope of discontinued operations to the operating results of any assets with their own identifiable cash flows, which the Company and its subsidiaries will not have significant continuing involvement. Certain properties were sold or to be disposed of by sale in fiscal 2004 without significant continuing involvements and the related results of operations for the presented periods in the accompanying consolidated financial statements were reclassified.
(ac) Financial statements presentation in U.S. dollars
     The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate at March 31, 2004, which was ¥105.69 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.
(ad) Earnings per share
     Basic earnings per share is computed by dividing income from continuing operations and net income by the weighted average number of shares of common stock outstanding in each period and diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock.
     Earnings per share is adjusted for any stock splits and stock dividends retroactively.
(ae) Issuance of stock by a subsidiary or an affiliate
     When a subsidiary or an affiliate issues stocks to unrelated third parties, the Company’s ownership interest in the subsidiary or the affiliate decreases. In the event that the price per share is more or less than the Company’s average carrying amount per share, the Company adjusts the carrying amount of its investment in the subsidiary and the affiliate and recognizes gain or loss in the year in which the change in ownership interest occurs.

(af) New accounting pronouncements
     In June 2001, the FASB issued Statement No. 143 (“Accounting for Asset Retirement Obligations”), which addresses financial accounting and reporting for recognition of a liability for an asset retirement obligation and the associated asset retirement cost. Companies are required to recognize a liability equal to the fair value of the asset retirement obligation as of the date the retirement obligation is incurred. The Company and its subsidiaries adopted FASB Statement No. 143 as of April 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.
     In April 2002, the FASB issued Statement No. 145 (“Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections”), which rescinds certain authoritative pronouncements and amends, or clarifies the applicability of others. This Statement is effective for fiscal years beginning after May 15, 2002, but the provisions related to the amendment of FASB Statement No. 13 are effective for transactions occurring after May 15, 2002. The provisions of this Statement were adopted by the Company on April 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.
     In January 2003, the FASB issued Interpretation No. 46 (“Consolidation of Variable Interest Entities”). FASB Interpretation No. 46 addresses consolidation by business enterprises of variable interest entities, representing those entities whose total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties, or whose equity investors cannot make significant decisions about the entity’s operations or do not absorb the entity’s expected losses or residual returns. The Interpretation requires that the primary beneficiary (defined as the person or entity that is expected to absorb a majority of the entity’s expected losses or receive a majority of the entity’s expected residual returns or both) to consolidate the VIE. Qualifying SPEs in FASB Statement No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities—a replacement of FASB Statement No. 125”) are not affected by the Interpretation. The revised Interpretation No. 46 (FIN 46 (R)) was issued in December 2003. The Company and its subsidiaries fully adopted FIN 46(R) at March 31, 2004. See Note 10 for further information concerning the Company’s VIEs and the effects of the adoption of this Interpretation on the Company and its subsidiaries’ results of operations or financial position.
     In April 2003, FASB Statement No. 149 (“Amendment of Statement 133 on Derivative Instruments and Hedging Activities”) was issued. This Statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under FASB Statement No. 133 (“Accounting for Derivative Instruments and Hedging Activities”). This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. All provisions of this Statement were applied prospectively. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.
     In May 2003, FASB Statement No. 150 (“Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”) was issued. The Statement improves the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new Statement requires that those instruments be classified as liabilities in the statement of financial position. Part of the classification and measurement provisions of this Statement are deferred indefinitely pending further Board action. Adoption of this Statement will not have a significant effect on the Company and its subsidiaries’ results of operations or financial position.
     In December 2003, FASB Statement No. 132 (revised 2003) (FASB Statement No. 132 (R)) (“Employers’ Disclosures about Pensions and Other Postretirement Benefits”) was issued. FASB Statement No. 132(R) revises and prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. FASB Statement No. 132(R) retains the disclosures required by the original FASB Statement No. 132 and required additional disclosures about plan assets, benefit obligations, cash flows and other relevant quantitative and qualitative information. FASB Statement No. 132(R) is generally effective for fiscal years ending after December 15, 2003. The Company and its subsidiaries adopted this Statement for fiscal 2004 and provided Note 16 in accordance with the disclosure requirements of this Statement.
(ag) Reclassifications
     Certain amounts in the 2002 and 2003 consolidated financial statements have been reclassified to conform to the 2004 presentation. On the consolidated balance sheets, certain inventories included in advances and other operating assets as of March 31, 2003 were reclassified to a separate account as inventories. The remaining amount in advances after the reclassification to inventories has been included in other assets. On the consolidated statements of income, gains on sales of real estate under operating leases included in operating leases for the years ended March 31, 2002 and 2003 were reclassified as a separate account.

2. Acquisitions

     The Company has followed FASB Statement No. 141 (“Business Combinations”) and FASB Statement No. 142 (“Goodwill and Other Intangible Assets”) for acquisitions subsequent to June 30, 2001. For acquisitions completed prior to July 1, 2001, the Company followed APB Opinion No. 16 (“Business Combinations”).
     On September 28, 2001, the Company acquired 80% of the truck leasing company IFCO Inc., a subsidiary of Isuzu Motors Limited. The aggregate purchase price was ¥20,310 million, which was paid in cash. By combining the know-how developed at the Company and its subsidiaries with IFCO’s expertise, the Company plans to expand its automobile-related business in Japan. The results of IFCO’s operations have been included in the consolidated financial statements since the date of acquisition. This acquisition was accounted for under the purchase method.
     The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen

Investment in direct financing leases (net)	¥252,436
Other assets	49,933
Intangible assets other than goodwill	5,645

Total assets acquired	308,014

Current liabilities	124,404
Long-term debt	163,300

Total liabilities assumed	287,704

Net assets acquired	¥20,310

     Of the ¥5,645 million of acquired intangible assets other than goodwill, ¥3,830 million was assigned to the business model of logistic/vehicle maintenance know-how that has an amortization period of eight years and ¥1,815 million was assigned to a customer database that has an amortization period of seven years.
     During fiscal 2002, the Company and its subsidiaries acquired 23 other entities for a total cost of ¥10,321 million, which was paid in cash. Goodwill recognized from these transactions amounted to ¥249 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans to expand its leasing operations and real estate operations in Japan.

     On July 31, 2002, the Company acquired a 90% interest in Nittetsu Lease Co., Ltd. from Nippon Steel Corporation. The aggregate purchase price was ¥5,016 million, which was paid in cash. The Company acquired Nittetsu Lease in line with its plans to expand its domestic leasing operations. The results of Nittetsu Lease’s operations have been included in the consolidated financial statements since the date of acquisition. The acquisition was accounted for under the purchase method.
     The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

Millions of yen

Investment in direct financing leases (net)	¥112,605
Other assets	28,970
Intangible assets other than goodwill	2,910
Goodwill (non-tax deductible)	271

Total assets acquired	144,756

Short-term and long-term debt	131,862
Other liabilities	7,878

Total liabilities assumed	139,740

Net assets acquired	¥5,016

     Of the ¥2,910 million of acquired intangible assets with an indefinite useful life other than goodwill, ¥1,455 million was assigned to “trademarks,” and ¥1,455 million was assigned as the value of a “shareholders agreement” and a “business cooperation agreement” that the Company signed with the seller, Nippon Steel Corporation.
     During fiscal 2003, the Company and its subsidiaries acquired 10 other entities for a total cost of ¥25,530 million, which was paid in cash. Goodwill recognized in these transactions amounted to ¥3,127 million, which is not deductible for income tax calculation purposes. Acquisitions were made in line with the Company’s plans to expand real estate operations and guarantee business in Japan.

     On December 31, 2003, Footwork Express Co., Ltd. (previously OSL Co., Ltd.), a 69.2% owned subsidiary of the Company, acquired net assets that constituted a business of reorganization company, Footwork Logistics Corporation (previously reorganization company, Footwork Express Co., Ltd.). The aggregate purchase price was ¥3,112 million ($29 million), of which ¥2,598 million ($24 million) was paid on December 31, 2003 and ¥514 million ($5 million) was paid on March 30, 2004, respectively, in cash. The Company purchased a business of Footwork Logistics Corporation in line with its plans to expand its corporate rehabilitation business in Japan. The Company includes balance sheet of Footwork Express as of December 31, 2003, the date of latest available financial statements, in the accompanying consolidated financial statements.
     The fair values of the net assets acquired from this acquisition at the date of acquisition were as follows:

		Millions of
	Millions of yen	U.S. dollars

Intangible assets other than goodwill	¥2,225	$21
Other assets	887	8

Total assets acquired	3,112	29

Net assets acquired	¥3,112	$29

     Of the ¥2,225 million ($21 million) of acquired intangible assets other than goodwill, ¥1,343 million ($13 million) was assigned to trade name that has an indefinite useful life and ¥614 million ($6 million) was assigned to a customer base that has an amortization period of 20 years and ¥268 million ($2 million) was assigned to a business license that has an amortization period of half year. Furthermore, there is a possibility that additional payments may have to be made up to the fiscal 2007, depending upon the level of net income attained as stipulated in the business transfer contract. In this case, additional payments will be accounted for as an adjustment to the purchase price.
     During fiscal 2004, the Company and its subsidiaries acquired five other entities for a total cost of ¥10,658 million ($101 million), which was paid in cash. Goodwill recognized in these transactions amounted to ¥1,230 million ($12 million), which is not deductible for income tax calculation purposes. The Company reflected certain preliminary estimates with respect to the value of the underlying net assets of these entities in determining amounts of the goodwill. Thus, the amount of the goodwill would possibly be adjusted upon completion of the purchase price allocation. Acquisitions were made in line with the Company’s plans to expand real estate operations, operating leasing business and corporate rehabilitation business in Japan.
     The segment in which goodwill is allocated is disclosed in Note 12 “Goodwill and Other Intangible Assets”.

3. Cash Flow Information

     Cash payments for interest and income taxes during fiscal 2002, 2003 and 2004 are as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Interest	¥97,020	¥74,885	¥60,951	$577
Income taxes	13,021	25,641	56,364	533

4. Investment in Direct Financing Leases

     Investment in direct financing leases at March 31, 2003 and 2004 consists of the following:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Minimum lease payments receivable	¥1,620,648	¥1,510,856	$14,295
Estimated residual value	93,002	84,582	800
Initial direct costs	23,286	21,379	202
Unearned lease income	(164,628)	(163,242)	(1,544)

	¥1,572,308	¥1,453,575	$13,753

     In connection with the securitization of direct financing lease receivables, as described in Note 9, the Company and its subsidiaries retained subordinated interests of ¥100,424 million and ¥50,072 million ($474 million) as of March 31, 2003 and 2004, respectively, which are included in investment in the above table.

     Minimum lease payments receivable (including guaranteed residual values and subordinated interests retained) are due in periodic installments through 2022. At March 31, 2004, the amounts due in each of the next five years and thereafter are as follows:

		Millions of
Years ending March 31,	Millions of yen	U.S. dollars

2005	¥558,803	$5,287
2006	378,663	3,583
2007	254,504	2,408
2008	154,262	1,460
2009	95,379	902
Thereafter	69,245	655

Total	¥1,510,856	$14,295

     Gains and losses from the disposition of direct financing lease assets are not significant for fiscal 2002, 2003 and 2004.

5. Investment in Operating Leases

     Investment in operating leases at March 31, 2003 and 2004 consists of the following:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Transportation equipment	¥280,672	¥320,973	$3,037
Measuring equipment and personal computers	147,333	157,717	1,492
Real estate and other	315,859	290,037	2,744

	743,864	768,727	7,273
Accumulated depreciation	(230,558)	(249,007)	(2,356)

Net	513,306	519,720	4,917
Rental receivables	15,738	16,982	161

	¥529,044	¥536,702	$5,078

     Gains/losses from disposition of real estate under operating lease assets are disclosed separately as gains on sales of real estate under operating leases and discontinued operations, respectively, in the accompanying consolidated statements of income.
     For fiscal 2002, 2003 and 2004, gains from the disposition of assets under operating leases other than real estate are ¥2,782 million, ¥4,424 million and ¥2,783 million ($26 million), respectively, and are included in operating lease revenues.
     The operating lease contracts include non-cancelable lease terms ranging from one month to 22 years. The minimum future rentals on non-cancelable operating leases are as follows:

		Millions of
Years ending March 31,	Millions of yen	U.S. dollars

2005	¥67,873	$642
2006	43,964	416
2007	28,074	266
2008	16,978	161
2009	7,089	67
Thereafter	28,061	265

Total	¥192,039	$1,817

6. Installment Loans

     The composition of installment loans by domicile and type of borrower at March 31, 2003 and 2004 is as follows:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Borrowers in Japan:
Consumer—
Housing loans	¥531,904	¥504,386	$4,772
Card loans	271,636	247,598	2,343
Other	32,668	54,634	517

	836,208	806,618	7,632

Corporate—
Real estate related companies	276,332	310,847	2,941
Commercial and industrial companies	821,992	850,539	8,047

	1,098,324	1,161,386	10,988

	1,934,532	1,968,004	18,620

Overseas corporate, industrial and other borrowers	333,313	250,460	2,370
Loan origination costs, net	20,194	16,476	156

	¥2,288,039	¥2,234,940	$21,146

     Generally, all installment loans, except card loans, are made under agreements, which require the borrower to provide collateral or guarantors.

     At March 31, 2004, the contractual maturities of installment loans for each of the next five years and thereafter are as follows:

		Millions of
Years ending March 31,	Millions of yen	U.S. dollars

2005	¥604,439	$5,719
2006	309,360	2,927
2007	267,358	2,530
2008	216,504	2,048
2009	191,753	1,814
Thereafter	629,050	5,952

Total	¥2,218,464	$20,990

     Included in interest on loans and investment securities in the consolidated statements of income is interest income on loans of ¥99,732 million, ¥115,610 million and ¥107,490 million ($1,017 million) for fiscal 2002, 2003 and 2004, respectively.

7. Allowance for Doubtful Receivables on Direct Financing Leases and Probable Loan Losses

     Changes in the allowance for doubtful receivables on direct financing leases and probable loan losses for fiscal 2002, 2003 and 2004 are as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Beginning balance	¥141,077	¥152,887	¥133,146	$1,260
Provisions charged to income	51,367	54,706	49,592	469
Charge-offs	(50,690)	(78,744)	(54,471)	(515)
Recoveries	1,350	2,180	1,892	18
Other*	9,783	2,117	(2,139)	(21)

Ending balance	¥152,887	¥133,146	¥128,020	$1,211

     *Other includes foreign currency translation adjustments and the effect of acquisitions.

     The balance of the allowance broken down into direct financing leases and installment loans at March 31, 2003 and 2004 is as follows:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Balance of allowance related to:
Direct financing leases	¥42,588	¥41,008	$388
Installment loans	90,558	87,012	823

Total	¥133,146	¥128,020	$1,211

     Under FASB Statement No. 114 (“Accounting by Creditors for Impairment of a Loan”), impaired loans shall be measured based on the present value of expected future cash flows discounted at the loan’s original effective interest rate. As a practical expedient, impairment is measured based on the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Certain loans, such as large groups of smaller-balance homogeneous loans (these include individual housing loans and card loans which are not restructured) and lease receivables, are collectively evaluated for impairment. When the measure of the impaired loan is less than the recorded investment in the loan, the impairment is recorded through a valuation allowance.
     The recorded investments in loans considered impaired are ¥97,278 million and ¥93,542 million ($885 million) as of March 31, 2003 and 2004, respectively. Of these amounts, it was determined that a valuation allowance was required with respect to loans which had outstanding balances of ¥63,975 million and ¥72,033 million ($682 million) as of March 31, 2003 and 2004, respectively. For such loans, the Company and its subsidiaries recorded a valuation allowance of ¥36,073 million and ¥39,187 million ($371 million) as of March 31, 2003 and 2004, respectively. This valuation allowance is included in the allowance for doubtful receivables on direct financing leases and probable loan losses in the accompanying consolidated balance sheets.
     The average recorded investments in impaired loans for fiscal 2002, 2003 and 2004 were ¥115,265 million and ¥102,413 million, ¥94,346 million ($893 million), respectively.
     The Company and its subsidiaries recognized interest income on impaired loans of ¥1,200 million, ¥1,107 million and ¥990 million ($9 million), and collected in cash interest on impaired loans of ¥1,080 million, ¥914 million and ¥954 million ($9 million) in fiscal 2002, 2003 and 2004, respectively.
     The Company and its subsidiaries use 90 days for suspending recognition of income from direct financing leases and loans, however, the Company and its subsidiaries used 180 days in prior fiscal years. (see Note 1(e)) As of March 31, 2003, investment in direct financing leases and smaller-balance homogeneous loans past due 90 days or more and still accruing income were ¥8,778 million and ¥6,686 million, respectively.
     As of March 31, 2003 and 2004, the balances of direct financing leases on non-accrual status were ¥39,047 million and ¥36,568 million ($346 million), and the balances of smaller-balance homogeneous loans on non-accrual status were ¥53,901 million and ¥43,176 million ($409 million), respectively.

8. Investment in Securities

     Investment in securities at March 31, 2003 and 2004 consists of the following:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Trading securities	¥12,154	¥26,354	$249
Available-for-sale securities	537,888	386,797	3,660
Held-to-maturity securities	10,638	—	—
Other securities	116,755	138,777	1,313

Total	¥677,435	¥551,928	$5,222

     Gains and losses realized from the sale of trading securities and net unrealized holding gains or losses on trading securities are included in gains on investment securities, net (see Note 20).
     For fiscal 2002, 2003 and 2004, net unrealized holding gains and losses on trading securities are gains of ¥98 million, losses of ¥1,610 million and gains of ¥1,977 million ($19 million), respectively.
     During fiscal 2002 and 2003, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥325,758 million and ¥264,021 million, respectively, resulting in gross realized gains of ¥18,147 million and ¥9,822 million, respectively, and gross realized losses of ¥4,352 million and ¥2,234 million, respectively. During fiscal 2004, the Company and its subsidiaries sold available-for-sale securities for aggregate proceeds of ¥164,860 million ($1,560 million), resulting in gross realized gains of ¥10,910 million ($103 million) and gross realized losses of ¥ 2,182 million ($21 million). The cost of the securities sold was based on the average cost of each such security held at the time of the sale.
     During fiscal 2002, 2003 and 2004, the Company and its subsidiaries charged losses on securities of ¥19,742 million, ¥14,325 million and ¥5,240 million ($50 million), respectively, to income for declines in market value of available-for-sale securities and held-to-maturity securities where the decline was considered as other than temporary.
     Other securities consist mainly of non-marketable equity securities, preferred capital shares carried at cost and investment funds accounted for under the equity method.
     The amortized cost basis amounts, gross unrealized holding gains, gross unrealized holding losses and fair values of available-for-sale and held-to-maturity securities in each major security type at March 31, 2003 and 2004 are as follows:

March 31, 2003
	Millions of yen
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value

Available-for-sale:
Japanese and foreign government bond securities	¥41,466	¥173	¥(100)	¥41,539
Japanese prefectural and foreign municipal bond securities	13,826	91	(51)	13,866
Corporate debt securities	309,551	2,281	(4,633)	307,199
Mortgage-backed and other asset-backed securities	133,812	5,344	(3,355)	135,801
Funds in trust	4,606	—	(942)	3,664
Equity securities	25,476	12,956	(2,613)	35,819

	¥528,737	¥20,845	¥(11,694)	¥537,888

Held-to-maturity:
Asset-backed securities	¥10,638	¥397	¥(5)	¥11,030

	¥10,638	¥397	¥(5)	¥11,030

March 31, 2004
	Millions of yen
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value

Available-for-sale:
Japanese and foreign government bond securities	¥14,520	¥87	¥(146)	¥14,461
Japanese prefectural and foreign municipal bond securities	16,761	20	(115)	16,666
Corporate debt securities	174,398	2,524	(2,977)	173,945
Mortgage-backed and other asset-backed securities	124,398	5,169	(3,387)	126,180
Equity securities	17,562	39,030	(1,047)	55,545

	¥347,639	¥46,830	¥(7,672)	¥386,797

March 31, 2004
	Millions of U.S. dollars
		Gross	Gross
	Amortized	unrealized	unrealized
	cost	gains	losses	Fair value

Available-for-sale:
Japanese and foreign government bond securities	$137	$1	$(1)	$137
Japanese prefectural and foreign municipal bond securities	159	0	(1)	158
Corporate debt securities	1,650	24	(28)	1,646
Mortgage-backed and other asset-backed securities	1,177	49	(32)	1,194
Equity securities	166	369	(10)	525

	$3,289	$443	$(72)	$3,660

     The following table provides information about available-for-sale investments with gross unrealized losses, as of March 31, 2004, and the length of period for which individual securities have been in a continuous unrealized loss position:

	Millions of yen
	Less than 12 months		12 months or more		Total
		Gross		Gross		Gross
		unrealized		unrealized		unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Japanese and foreign government bond securities	¥3,453	¥(146)	¥—	¥—	¥3,453	¥(146)
Japanese prefectural and foreign municipal bond securities	7,725	(115)	—	—	7,725	(115)
Corporate debt securities	117,563	(1,764)	13,982	(1,213)	131,545	(2,977)
Mortgage-backed securities	10,735	(578)	25,910	(2,809)	36,645	(3,387)
Equity securities	1,237	(794)	1,864	(253)	3,101	(1,047)

	¥140,713	¥(3,397)	¥41,756	¥(4,275)	¥182,469	¥(7,672)

	Millions of U.S. dollars
	Less than 12 months		12 months or more		Total
		Gross		Gross		Gross
		unrealized		unrealized		unrealized
	Fair value	losses	Fair value	losses	Fair value	losses

Japanese and foreign government bond securities	$33	$(1)	$—	$—	$33	$(1)
Japanese prefectural and foreign municipal bond securities	73	(1)	—	—	73	(1)
Corporate debt securities	1,112	(17)	132	(11)	1,244	(28)
Mortgage-backed securities	102	(5)	245	(27)	347	(32)
Equity securities	12	(8)	17	(2)	29	(10)

	$1,332	$(32)	$394	$(40)	$1,726	$(72)

     Approximately 200 investment positions were in an unrealized loss position as of March 31, 2004. The gross unrealized losses on these securities are attributable to a number of factors including changes in interest rates and credit spreads and market trends. As part of its ongoing monitoring process, management has concluded that none of these securities were other-than-temporarily impaired at March 31, 2004. The Company and its subsidiaries have the ability and intent to hold these securities for a time sufficient to recover its amortized cost.
     The following is a summary of the contractual maturities of debt securities classified as available-for-sale securities held at March 31, 2004:

	Millions of yen		Millions of U.S. dollars
	Amortized cost	Fair value	Amortized cost	Fair value

Due within one year	¥63,028	¥63,307	$596	$599
Due after one to five years	148,252	147,490	1,403	1,395
Due after five to ten years	72,915	72,771	690	689
Due after ten years	45,882	47,684	434	452

	¥330,077	¥331,252	$3,123	$3,135

     Securities not due at a single maturity date, such as mortgage-backed securities, are included in the above table based on their final maturities. Certain borrowers may have the right to call or prepay obligations. This right may cause actual maturities to differ from the contractual maturities summarized above.
     Included in interest on loans and investment securities in the consolidated statements of income is interest income on investment securities of ¥22,230 million, ¥15,980 million and ¥9,254 million ($88 million) for fiscal 2002, 2003 and 2004, respectively.

9. Securitization Transactions

     During fiscal 2002, 2003 and 2004, the Company and its subsidiaries sold direct financing lease receivables and installment loans in securitization transactions. Certain information with respect to these transactions is as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Direct financing leases:
Balance securitized	¥202,767	¥150,956	¥26,284	$249
Gains recognized on securitization	6,159	3,205	170	2
Subordinated interests retained	48,542	25,388	—	—
Installment loans:
Balance securitized	46,062	78,674	9,250	88
Gains recognized on securitization	3,076	6,444	276	3
Subordinated interests retained	12,345	32,850	263	2

     Regarding securitizations of direct financing lease receivables, for fiscal 2002, 2003 and 2004, revenues from retained interests of ¥11,336 million, ¥12,348 million and ¥9,542 million ($90 million), respectively, are included in revenues from direct financing leases in the consolidated statements of income. Regarding securitizations of installment loans, revenues from retained interests of ¥2,105 million, ¥7,075 million and ¥12,175 million ($115 million), respectively, are included in interest on loans and investment securities in the consolidated statements of income.
     Retained interests are subordinate to the investors’ interests. Their value is subject to credit risk, interest rate risk and prepayment risk on the sold financial assets. The investors and special-purpose entities have no recourse to the Company or its subsidiaries’ other assets for failure of debtors to pay.
     As of March 31, 2003 and 2004, there were no significant servicing assets and liabilities related to the Company and its subsidiaries’ securitization transactions.
     Economic assumptions used in measuring the retained interests related to securitization transactions completed during fiscal 2002, 2003 and 2004 are as follows:

	2002		2003			2004
		Installment loans		Installment loans			Installment loans
	Direct financing		Direct financing			Direct financing	Commercial
	leases	Card loans	leases	Card loans	Mortgage loans ( * 1)	leases	mortgage loans

Expected credit loss	0.07%-1.70%	0.72%	0.03%-1.70%	0.84%-1.42%	0.69%	0.01%	2.39%
Discount rate	3.62%-5.36%	1.62%	2.35%-5.36%	1.26%-1.35%	0.68%-2.11%	8.35%	1.79%
Annual prepayment rate (* 2)	—	—	—	—	5.95%	—	19.18%

     ( * 1) Mortgage loans contain commercial mortgage loans and housing loans.
     ( * 2) With respect to direct financing leases, card loans and commercial mortgage loans sold in fiscal 2003, the Company and its subsidiaries did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating discount rates or principal payments.
     Retained interests from securitization transactions in fiscal 2004 and prior years are recorded in the consolidated balance sheets at March 31, 2004. Key economic assumptions used in measuring the fair value of retained interests as of March 31, 2004, and the impacts of 10% and 20% adverse changes to the assumptions on the fair value are as follows:

	2004
		Installment loans
	Direct financing		Commercial
	leases	Card loans	mortgage loans	Housing loans

Expected credit loss	0.01%-2.12%	0.22%-0.31%	1.50%-3.58%	0.98%
Discount rate	2.47%-8.35%	0.95%-2.03%	1.62%-1.71%	0.44%-3.33%
Annual prepayment rate ( * 3)	1.76%-12.56%	—	22.89%-32.64%	7.63%

     ( * 3) With respect to card loans, the Company’s subsidiary did not make separate assumptions for prepayment rates but considered the effect of prepayments in estimating principal payments. With respect to commercial mortgage loans, the Company did not make separate assumptions for prepayment rate rather considered the effect of prepayments in estimating discount rates in fiscal 2003. However, the Company began to make separate assumptions for prepayment rate in fiscal 2004.

	Millions of yen				Millions of U.S. dollars
		Installment loans				Installment loans
	Direct financing		Commercial		Direct financing		Commercial
	leases	Card loans	mortgage loans	Housing loans	leases	Card loans	mortgage loans	Housing loans

Fair value of retained interests	¥55,389	¥59,072	¥1,236	¥5,062	$524	$559	$12	$48
Weighted average life (in years)	1.0-6.4	—	2.9	10.7	1.0-6.4	—	2.9	10.7
Expected credit loss:
+10%	426	617	5	23	4	6	0	0
+20%	852	1,229	11	46	8	12	0	0
Discount rate:
+10%	396	221	2	19	4	2	0	0
+20%	788	441	5	37	7	4	0	0
Prepayment rate:
+10%	452	—	23	83	4	—	0	1
+20%	682	—	39	160	6	—	0	2

     These sensitivities are hypothetical and should be used with caution. As the amounts indicate, changes in fair value based on a 10% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.
     Certain cash flows received from/(paid to) special-purpose entities for all securitization activities in fiscal 2002, 2003 and 2004 are summarized as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Proceeds from new securitizations	¥258,926	¥239,050	¥35,704	$338
Servicing fees received	231	470	551	5
Cash flows received on interests retained	10,315	21,201	31,742	300
Repurchases of ineligible assets and delinquent assets	(25,247)	(26,122)	(23,647)	(224)

     Quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together in fiscal 2003 and 2004 are as follows:
March 31, 2003

March 31, 2003
	Millions of yen
		Principal amount of
		receivables more
	Total principal	than 90 days
	amount of	past-due and
	receivables	impaired loans	Net credit losses

Types of assets:
Direct financing leases	¥1,897,391	¥47,825	¥25,445
Installment loans	2,425,906	157,865	51,119

Total assets managed or securitized	4,323,297	¥205,690	¥76,564

Less: assets securitized	(462,950)

Assets held in portfolio	¥3,860,347

March 31, 2004
	Millions of yen			Millions of dollars
		Principal amount			Principal amount
		of receivables			of receivables
		more than 90			more than 90
	Total principal	days past-due		Total principal	days past-due
	amount of	and impaired		amount of	and impaired
	receivables	loans	Net credit losses	receivables	loans	Net credit losses

Types of assets:
Direct financing leases	¥1,633,875	¥36,568	¥13,921	$15,459	$346	$132
Installment loans	2,374,449	136,718	38,658	22,466	1,294	365

Total assets managed or securitized	4,008,324	¥173,286	¥52,579	37,925	$1,640	$497

Less: assets securitized	(319,809)			(3,026)

Assets held in portfolio	¥3,688,515			$34,899

     The total securitized assets, as of March 31, 2004, are ¥339,943 million ($3,216 million), but the assets of ¥20,134 million ($191 million), of which the Company and a subsidiary’s only continuing involvement is the servicing, are not included in the table above.
     A subsidiary entered into a collateralized bond obligation transaction in fiscal 1999 and accounted for the transaction as a sale. The assets securitized as a result of the transaction were ¥45,478 million as of March 31, 2003, and were not included in the table above. The bond was matured in fiscal 2004, and the subsidiary received ¥6,630 million ($63 million) from special-purpose entities.
     In fiscal 2004 and prior years, the Company and its subsidiaries entered into other lease receivable securitization programs that were not accounted for as sales. The payables under these securitization programs of ¥105,281 million and ¥76,393 million ($723 million) are included in long-term debt, and the minimum lease payments receivable of ¥141,664 million and ¥116,289 million ($1,100 million) and cash collateral of ¥3,242 million and ¥2,911 million ($28 million) are included in investment in direct financing leases and other assets in the consolidated balance sheets as of March 31, 2003 and 2004, respectively.

10. Business Transactions with Special Purpose Entities

     The Company and its subsidiaries use special purpose companies, partnerships and trusts (hereinafter referred to as SPEs) in the ordinary course of business. These SPEs are not always accompanied by and are not generally controlled by voting rights. FASB Interpretation No.46 (revised December 2003) (“Consolidation of Variable Interest Entities”) was first issued in January 2003, and effective March 31, 2003, for the SPEs created after January 31, 2003. In December 2003, the revised FASB Interpretation No.46 (“FIN 46(R)”) was announced, and all SPEs were tested for consolidation in accordance with FIN 46(R). FIN 46(R) addresses consolidation by business enterprises of SPEs within the scope of the Interpretation. Generally these SPEs are entities where a) the total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties including the equity holders or b) as a group the holders of the equity investment at risk do not have (1) the direct or indirect ability to make decisions about an entity’s activities through voting rights or similar rights, or (2) the obligation to absorb the expected losses of the entity or (3) the right to receive the expected residual returns of the entity . There are certain exceptions to these general criteria. Entities within the scope of the Interpretation are called variable interest entities (“VIEs”). The variable interest holder who will absorb a majority of the expected losses or receive a majority of the expected residual returns or both is defined as the primary beneficiary of the entity. VIEs are consolidated by the primary beneficiary of the entity.
     Information about significant SPEs for the Company and its subsidiaries are as follows:
(a) SPEs for liquidating customer assets
     The Company and its subsidiaries may use SPEs in structuring financing for customers to liquidate specific customer assets. The SPEs are typically used to provide a structure that is bankruptcy remote with respect to the customer and the use of SPEs structures is requested by such customer. Such SPEs typically acquire assets to be liquidated from the customer, borrow non-recourse loans from financial institutions and have an equity investment made by the customer. By using cash flows from the liquidated assets, these SPEs repay the loan and pay dividends to equity investors if sufficient funds exist.
     The Company and its subsidiaries provide installment loans to such SPEs in the aggregate of ¥14,210 million and ¥16,197 million ($153 million) as of March 31, 2003 and 2004, and occasionally make investments in these SPEs, which amount to ¥18,856 million and ¥15,937 million ($151 million) as of March 31, 2003 and 2004, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.
     Total assets of such SPEs are ¥186,512 million and ¥201,841 million ($1,910 million) as of March 31, 2003 and 2004, respectively. Among those SPEs, no SPEs were subject to consolidation.

(b) SPEs for acquisition of real estate and real estate development projects for customers
     Customers and the Company and its subsidiaries are involved with SPEs formed to acquire real estate and/or develop real estate projects. In each case, a customer establishes and makes an equity investment in an SPE that is designed to be bankruptcy remote from the customer. The SPE acquires real estate and/or develops real estate projects.
     The Company and its subsidiaries provide non-recourse loans to SPEs in the aggregate of ¥13,611 million and ¥12,683 million ($120 million) as of March 31, 2003 and 2004, and/or make investments in these SPEs, which amount to ¥2,685 million and ¥4,840 million ($46 million) as of March 31, 2003 and 2004, respectively. The Company and its subsidiaries’ risk exposure is limited to the amounts of the loans and investments referred to above.
     Total assets of such SPEs are ¥29,537 million and ¥34,296 million ($324 million) as of March 31, 2003 and 2004, respectively. Among those SPEs, one SPE was consolidated at March 31, 2004, and its assets of ¥8,706 million ($82 million) are mainly included in inventories in the consolidated balance sheets.
     The consolidated SPE borrows from financial institutions, and ¥8,040 million ($76 million) of the SPE’s assets are pledged as collateral for the non-recourse loans as of March 31, 2004. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.
(c) SPEs for acquisition of real estate for the Company and its subsidiaries’ real estate-related business
     The Company and its subsidiaries acquire real estate and establish SPEs to simplify the administration activities necessary for the real estate. The Company and its subsidiaries have always consolidated such SPEs even though the Company and its subsidiaries may not have voting rights since substantially all of such SPEs’ subordinated interests are issued to the Company and its subsidiaries, and therefore controlled by and for the benefit of the Company and its subsidiaries.
     Total assets of such SPEs are ¥26,093 million and ¥48,809 ($462 million) as of March 31, 2003 and 2004, respectively. Those assets are mainly included in investment in operating leases and other operating assets in the consolidated balance sheets as of March 31, 2003 and 2004, respectively.
     Certain SPEs borrow non-recourse loans from financial institutions, and ¥11,041 million ($104 million) of the SPEs’ assets are pledged as collateral for the non-recourse loans as of March 31, 2004. The lenders of the non-recourse loans have no recourse to other assets of the Company and its subsidiaries.
(d) Kumiai structures
     In Japan, certain subsidiaries provide investment products to their customers that employ a contractual mechanism known as a kumiai, which in part result in the subsidiaries forming a type of SPE. As a means to finance the purchase of aircraft or other large-ticket items to be leased to third parties, the Company and its subsidiaries arrange and market kumiai products to investors, who invest a portion of the funds necessary into the kumiai structure. The remainder of the purchase funds are borrowed by the kumiai structure in the form of a non-recourse loan from one or more financial institutions. The kumiai investors (and any lenders to the kumiai structure) retain all of the economic risks and rewards in connection with purchase and leasing activities of the kumiai structure, and all related gains or losses are recorded on the financial statements of investors in the kumiai. The Company and its subsidiaries are responsible for the arrangement and marketing of these products, and may act as servicer or administrator in kumiai transactions. The fee income for the arrangement and administration of these transactions is recognized in the consolidated financial statements. The Company and its subsidiaries do not guarantee or otherwise have any financial commitments or exposure with respect to the kumiai or its related SPE.
     The Company has evaluated each of these structures pursuant to Interpretation No. 46(R) and has concluded that although the SPEs that are part of the Kumiai structure are VIEs, the Company and its subsidiaries do not have the primary beneficial interest. As a result, these SPEs are not consolidated by the Company and its subsidiaries.

11. Investment in Affiliates

     Investment in affiliates at March 31, 2003 and 2004 consists of the following:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Common stock, at equity value	¥131,388	¥149,237	$1,412
Loans	13,586	7,959	75

	¥144,974	¥157,196	$1,487

     Certain affiliates are listed on stock exchanges. The aggregate investment in and quoted market value of those affiliates amounted to ¥38,664 million and ¥37,385 million, respectively, as of March 31, 2003 and ¥45,548 million ($431 million) and ¥51,884 million ($491 million), respectively, as of March 31, 2004.
     In fiscal 2002, 2003 and 2004, the Company and its subsidiaries received dividends from affiliates of ¥473 million, ¥2,060 million and ¥3,136 million ($30 million), respectively.
     The balance of excess of cost over the underlying equity at acquisition dates of investment in affiliates amounted to ¥30,487 million and ¥31,189 million ($295 million) as of March 31, 2003 and 2004, respectively.
     During fiscal year ended March 31, 2003, the Company acquired an interest in two affiliates accounted for under the equity method for which the purchase price allocation was not complete as of March 31, 2003. Upon completion of valuation of investees’ assets and liabilities during fiscal 2004 it was determined that the fair value of investees’ assets and liabilities exceeded the purchase price paid. This excess of fair value of the Company’s proportionate interest in the net assets of investees upon acquisition has been recorded first as a reduction of noncurrent assets of the investees with the excess reported as an extraordinary gain of ¥609 million ($6 million), net of tax of ¥421 million ($ 4 million), during fiscal 2004.
     On March 30, 2002, the Company acquired approximately a 22% interest in The Fuji Fire and Marine Insurance Company Limited (“Fuji”) for ¥18,105 million. The Company recorded its share of earnings by the equity method from the date of acquisition through December 31, 2002, the date of latest available financial statements for the year ended March 31, 2003. At March 31, 2002, the Company reflected certain preliminary estimates with respect to the value of the underlying net assets of Fuji in the Company’s consolidated financial statements. Fuji had not, prior to the investment by the Company, prepared financial statements in accordance with US GAAP. Fuji began the process of preparing financial statements in accordance with US GAAP shortly after the investment in Fuji was made by the Company. However, the process of preparing US GAAP financial statements as of the acquisition date was not completed until January 2003. At that time it was determined that the Company’s proportionate share of the fair value of the net assets acquired exceeded the acquisition cost. In accordance with the provisions of FASB Statement No. 141, the excess remaining after first reducing noncurrent assets to zero was recorded as an extraordinary gain of ¥3,214 million, net of tax of ¥2,206 million, in the year ended March 31, 2003.
     The Company formed a consortium with the Hanwha Group (a conglomerate or chaebol located in the Republic of Korea), and Macquarie Life Limited (a life insurance company located in Australia). The consortium entered into a stock purchase agreement (“Purchase Agreement”) with Korea Deposit Insurance Corporation (“KDIC”), and acquired 51% of the outstanding shares of Korea Life Insurance Co., Ltd. (“KLI”) on December 12, 2002. Pursuant to the Purchase Agreement, the Company acquired 17% of the outstanding shares for approximately 275 billion Korean won (¥27,778 million) and made a payment for half of this amount on December 12, 2002. With respect to the other half of the purchase price (the “second payment”), the Company is required to make the second payment two years from the date of the Purchase Agreement. At the acquisition date, the excess of the purchase price over the Company’s proportionate share of the fair value of the net assets of KLI was equal to the purchase price of ¥27,778 million, as KLI had negative assets as of the acquisition date.
     The Purchase Agreement also provides that the Company and other consortium members have the right to obtain additional shares of the KLI from KDIC (“the Right”). With respect to the Right, the Company and the Hanwha Group entered into a separate agreement providing that the Company can sell the Right to the Hanwha Group at any time from the date of the acquisition through the fifth anniversary of the acquisition date. On the acquisition date, the Company sold 50% of the Right to the Hanwha Group for 21,133 million Korean won (¥2,170 million) as the consideration for the Right. The Company recorded the proceeds in gain on sales of affiliates in the consolidated statements of income.
     Since the Company, through the Consortium Agreement and the Shareholders Agreement, has the ability to influence the operations and the financial policies of KLI, the Company accounts for this investment by the equity method and has recorded its share of earnings from the date of acquisition through December 31, 2002, the date of latest available financial statements, for the year ended March 31, 2003.
     On June 11, 2002, ORIX JREIT Inc. (“ORIX JREIT”), a wholly-owned Japanese real estate investment corporation as of March 31, 2002, completed an initial public offering of its investment units, which had been previously issued by ORIX JREIT to the Company. Through this initial public offering, the Company as a unitholder sold to investors 80% or 98,700 units out of 123,372 units of the outstanding units of ORIX JREIT and recognized ¥3,174 million of gain included in other operating revenues in the accompanying consolidated statements of income for the year ended March 31, 2003. The Company received aggregate net cash proceeds from the sale of ¥49,528 million or ¥501,800 per unit. As of the date of the public offering, ORIX JREIT invested in 40 properties located in Japan, including 33 office buildings, three residential buildings and four commercial properties such as hotels and retail buildings with total assets of approximately ¥116,775 million.
     Subsequent to the initial public offering, the Company accounted for the remaining investment in ORIX JREIT using the equity method of accounting. In addition, ORIX JREIT entered into an asset management agreement with one of the Company’s subsidiaries and paid ¥470 million of management fees from June 2002 to March 2003 for the year ended March 31, 2003, ¥847 million ($8 million) for the year ended March 31, 2004, respectively.
     The Company and its subsidiaries sold office buildings under operating leases to ORIX JREIT and recognized ¥7,617 million ($72 million) of gains on the sales, which were included in gains on sales of real estate under operating leases in the accompanying consolidated statements of income for the year ended March 31, 2004. The related intercompany profits have been eliminated based on the Company’s proportionate share under the equity method.
     During fiscal year ended March 31, 2004, ORIX JREIT issued 52,000 units of ORIX JREIT to the public at an issue price of ¥ 463,873 ($4,389) per unit, receiving aggregate proceeds of ¥ 24,121 million ($228 million). As a result of the issuance of new units, the ownership interest of the Company and its subsidiary in ORIX JREIT decreased from 21% to 15%. Because the issuance price per unit issued by ORIX JREIT was less than the average carrying amount per unit of the Company and a subsidiary, the Company and a subsidiary were required to adjust the carrying amounts of their investments in ORIX JREIT by ¥ 396 million ($4 million) and recognized losses in earnings.
     Companies comprising a significant portion of investment in affiliates are Stockton Holdings Limited (29% of equity share), The Fuji Fire and Marine Insurance Company Limited (22%), ORIX JREIT Inc. (15%) and Korea Life Insurance Co., Ltd. (17%).
     Combined and condensed information relating to the affiliates accounted for by the equity method for the fiscal year ended March 31, 2003 and 2004 are as follows (some operation data for entities reflect only the period since the Company made the investment and on the lag basis as described above):

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Operations:
Total revenues	¥378,761	¥1,272,013	$12,035
Income before income taxes	44,887	111,109	1,051
Net income	34,593	93,734	887

Financial position:
Total assets	¥5,307,035	¥5,528,819	$52,312
Total liabilities	5,104,873	5,181,197	49,023
Shareholders’ equity	202,162	347,622	3,289

     The Company had no significant transactions with these companies except described above.
     In fiscal 2002, the affiliates, either individually or on a combined basis, were not significant to the financial position or results of operations of the Company and, therefore, combined condensed information has not been provided.

12. Goodwill and Other Intangible Assets

Changes in goodwill by reportable segment for fiscal 2003 and 2004 are as follows:

	Millions of yen
	Corporate		Real estate
	financial	Rental	related					Asia and
	services	operations	finance	Real estate	Life insurance	Other	The Americas	Oceania	Europe	Total

Balance at March 31, 2002	¥338	¥746	¥(737)	¥(171)	¥4,452	¥167	¥7,442	¥2,664	¥262	¥15,163
Acquired	271	—	3,002	—	—	54	—	71	—	3,398
Impairment	—	—	—	—	—	—	—	—	(274)	(274)
Other (net)*	—	—	737	171	—	—	(705)	8	12	223

Current period change	271	—	3,739	171	—	54	(705)	79	(262)	3,347

Balance at March 31, 2003	609	746	3,002	—	4,452	221	6,737	2,743	—	18,510
Acquired	—	832	—	—	—	398	—	—	—	1,230
Impairment	—	(464)	—	—	—	—	—	—	—	(464)
Other (net)*	—	—	(693)	—	—	(53)	(964)	18	—	(1,692)

Current period change	—	368	(693)	—	—	345	(964)	18	—	(926)

Balance at March 31, 2004	¥609	¥1,114	¥2,309	¥—	¥4,452	¥586	¥5,773	¥2,761	¥—	¥17,584

	Millions of U.S. dollars
	Corporate		Real estate
	financial	Rental	related					Asia and
	services	operations	finance	Real estate	Life insurance	Other	The Americas	Oceania	Europe	Total

Balance at March 31, 2003	$6	$7	$28	$—	$42	$3	$63	$26	$—	$175
Acquired	—	8	—	—	—	4	—	—	—	12
Impairment	—	(4)	—	—	—	—	—	—	—	(4)
Other (net)*	—	—	(7)	—	—	(0)	(9)	0	—	(18)

Current period change	—	4	(7)	—	—	4	(9)	0	—	(8)

Balance at March 31, 2004	$6	$11	$21	$—	$42	$7	$54	$26	$—	$167

     *Other includes effect of an adoption of FASB Statement No. 141, foreign currency translation adjustments and certain other reclassifications.

     The amount of goodwill amortization included in net income in fiscal 2002 was ¥728 million. The effects on income from continuing operations, net income and net income per share, which exclude such goodwill amortization from fiscal 2002, would have been as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Income from continuing operations, as reported	¥39,706	¥24,433	¥50,619	$479
Add back: Goodwill amortization	728	—	—	—

Income from continuing operations, excluding goodwill amortization	¥40,434	¥24,433	¥50,619	$479

	Yen			U.S. dollars
Basic:	2002	2003	2004	2004

Income from continuing operations, as reported	¥482.35	¥292.00	¥604.88	$5.72
Add back: Goodwill amortization	8.84	—	—	—

Income from continuing operations, excluding goodwill amortization	¥491.19	¥292.00	¥604.88	$5.72

	Yen			U.S. dollars
Diluted:	2002	2003	2004	2004

Income from continuing operations, as reported	¥460.59	¥275.63	¥569.33	$5.39
Add back: Goodwill amortization	8.42	—	—	—

Income from continuing operations, excluding goodwill amortization	¥469.01	¥275.63	¥569.33	$5.39

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Net income, as reported	¥40,269	¥30,243	¥54,020	$511
Add back: Goodwill amortization	728	—	—	—

Net income, excluding goodwill amortization	¥40,997	¥30,243	¥54,020	$511

	Yen			U.S. dollars
Basic:	2002	2003	2004	2004

Net income, as reported	¥489.19	¥361.44	¥645.52	$6.11
Add back: Goodwill amortization	8.84	—	—	—

Net income, excluding goodwill amortization	¥498.03	¥361.44	¥645.52	$6.11

	Yen			U.S. dollars
Diluted:	2002	2003	2004	2004

Net income, as reported	¥467.11	¥340.95	¥607.52	$5.75
Add back: Goodwill amortization	8.42	—	—	—

Net income, excluding goodwill amortization	¥475.53	¥340.95	¥607.52	$5.75

     As of March 31, 2003, intangible assets not subject to amortization are ¥3,294 million and the gross carrying amount of intangible assets subject to amortization includes software of ¥34,644 million and others of ¥6,174 million associated with accumulated amortization of ¥18,108 million. The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2003 is ¥7,440 million.
     As of March 31, 2004, intangible assets not subject to amortization are ¥3,361 million ($32 million) and the gross carrying amount of intangible assets subject to amortization includes software of ¥36,913 million ($349 million) and others of ¥8,455 million ($80 million) associated with accumulated amortization of ¥21,399 million ($202 million). The aggregate amortization expense for the net carrying amount of intangible assets in fiscal 2004 is ¥7,603 million ($72 million).
     The estimated amortization expenses for each of five succeeding fiscal years are ¥6,184 million ($59 million) in fiscal 2005, ¥5,555 million ($53 million) in fiscal 2006, ¥4,611 million ($44 million) in fiscal 2007, ¥2,957 million ($28 million) in fiscal 2008 and ¥1,176 million ($11 million) in fiscal 2009, respectively.

13. Short-Term and Long-Term Debt

     Short-term debt consists of notes payable to banks, bank overdrafts and commercial paper.
     The composition of short-term debt and the weighted average interest rate on short-term debt at March 31, 2003 and 2004 are as follows:

March 31, 2003
		Weighted
	Millions of yen	average rate

Short-term debt in Japan, mainly from banks	¥296,310	1.1%
Short-term debt outside Japan, mainly from banks	296,861	2.2
Commercial paper in Japan	522,814	0.1
Commercial paper outside Japan	4,449	2.4

	¥1,120,434	0.9

March 31, 2004
		Millions of	Weighted
	Millions of yen	U.S. dollars	average rate

Short-term debt in Japan, mainly from banks	¥241,746	$2,287	1.5%
Short-term debt outside Japan, mainly from banks	241,890	2,289	2.7
Commercial paper in Japan	417,854	3,954	0.1
Commercial paper outside Japan	2,426	23	1.6

	¥903,916	$8,553	1.2

     Long-term debt at March 31, 2003 and 2004 consists of the following:

March 31, 2003
		Millions of
	Due	yen

Banks:
Fixed rate: 1.3% to 7.5%	2004–2015	¥198,680
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2004–2011	730,970
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2004–2011	388,646
Floating rate: principally based on LIBOR plus 0.0% to 0.6%	2005–2012	275,583
Unsecured 0.1% to 3.1% bonds	2004–2013	768,587
Unsecured 0.0% to 0.4% convertible notes	2005–2007	68,630
Unsecured 0.6% to 1.6% bonds with warrants	2004–2006	6,900
Unsecured 0.0% bonds with stock acquisition rights	2023	49,921
Unsecured 0.0% to 7.2% notes under medium-term note program	2004–2012	245,300
0.5% to 7.6% payables under securitized lease receivables	2004–2009	105,281
0.8% to 5.8% payables under securitized loan receivables	2010	18,115

		¥2,856,613

March 31, 2004
			Millions of
	Due	Millions of yen	U.S. dollars

Banks:
Fixed rate: 0.9% to 7.2%	2005-2014	¥124,031	$1,173
Floating rate: principally based on LIBOR plus 0.2% to 0.8%	2005-2021	790,947	7,484
Insurance companies and others:
Fixed rate: 0.5% to 6.7%	2005-2014	379,788	3,593
Floating rate: principally based on LIBOR plus 0.0% to 0.8%	2005-2021	248,972	2,356
Unsecured 0.6% to 3.1% bonds	2005-2013	744,113	7,041
Unsecured 0.0% to 0.4% convertible notes	2005-2007	68,473	648
Unsecured 0.6% to 1.6% bonds with warrants	2005-2006	3,400	32
Unsecured 0.0% bonds with stock acquisition rights	2023	45,956	435
Unsecured 0.0% to 6.1% notes under medium-term note program	2005-2013	159,332	1,508
0.4% to 3.0% payables under securitized lease receivables	2006-2009	76,393	723
0.5% to 5.8% payables under securitized loan receivables	2005-2010	21,314	201

		¥2,662,719	$25,194

     The repayment schedule for the next five years and thereafter for long-term debt at March 31, 2004 is as follows:

		Millions of
Years ending March 31,	Millions of yen	U.S. dollars

2005	¥811,186	$7,675
2006	660,615	6,251
2007	513,290	4,857
2008	323,653	3,062
2009	176,310	1,668
Thereafter	177,665	1,681

Total	¥2,662,719	$25,194

     For borrowings from banks, insurance companies and other financial institutions, and for bonds, interest payments are usually paid semi-annually and principal repayments are made upon maturity of the loan contracts or bonds. For medium-term notes, interest payments are mainly made annually and principal is repaid upon maturity of the notes.
     The Company issued Euro yen convertible bonds of ¥40,000 million in October 1999 and ¥28,840 million (added premium of ¥840 million) in December 2001. These are currently convertible into approximately 3,381,000 shares and 1,892,000 shares of common stock at fixed conversion prices of ¥11,831.80 and ¥14,800.00 per share, respectively. The conversion prices shall be adjusted, if the Company issues new shares at less than the current market price of the shares.
     The Company issued unsecured Japanese yen bonds with warrants. These bonds were issued in conjunction with compensation plans that are described in Note 17. “Stock-Based Compensation.” These bonds in the amount of ¥1,800 million and ¥1,600 million (excluding value of warrants) were issued at par in September 2000 and July 2001, respectively.
     The Company issued U.S. dollar zero coupon senior bond of $400 million, net of unamortized discount of $622 million, in June 2002. The bond has stock acquisition rights that are currently convertible into approximately 3,136,000 shares of common stock at a conversion price of $127.44 per share. The stock acquisition rights may be exercised (1) if the closing price at Tokyo Stock Exchange for the shares for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than specified conversion trigger price which will be accreted from $140.48 for the quarter including the date of issuance to $355.05 for the quarter ending the date of the bond maturity, (2) during any period in which the issuer rating or the long-term senior debt credit rating assigned to the Company is below a specified level, (3) if the bond is called for redemption or (4) if specified corporate transactions have occurred.
     Total committed lines for the Company and its subsidiaries were ¥862,147 million and ¥875,797 million ($8,286 million) at March 31, 2003 and 2004, respectively, and, of these lines, ¥797,449 million and ¥765,608 million ($7,244 million) were available at March 31, 2003 and 2004, respectively. Of the available committed lines, ¥86,459 million and ¥97,664 million ($924 million) were long-term committed credit lines at March 31, 2003 and 2004, respectively.

     As of March 31, 2003 and 2004, ¥80,000 million and ¥64,000 million ($606 million) of the total committed lines were restricted for commercial paper backup purposes, and no borrowings were made under these lines at each balance sheet date.
     Some of the debt and commitment contracts contain covenant clauses. The covenants include select objective requirements relating to the need for the Company and its subsidiaries to maintain prescribed levels of equity or credit rating issued by the rating agencies. As of March 31, 2004, the Company and its subsidiaries were in compliance with such objective covenant requirements.
     The agreements related to debt payable to banks provide that the banks under certain circumstances may request additional security for loans and have the right to offset cash deposited against any short-term or long-term debt that becomes due and, in case of default and certain other specified events, against all other debt payable to the banks. Whether such provisions can be enforced will depend upon the factual circumstances.
     In addition to the minimum lease payments receivable related to the payables under securitized lease receivables described in Note 9. “Securitization Transactions,” the short-term and long-term debt payable to financial institutions are secured by the following assets as of March 31, 2004:

		Millions of
	Millions of yen	U.S. dollars

Minimum lease payments, loans and future rentals	¥71,960	$681
Investment in securities (include repurchase facilities of ¥116,318 million ($1,101 million))	116,560	1,103
Other operating assets and office facilities, net	4,173	39

	¥192,693	$1,823

     As of March 31, 2004, securities and other assets of ¥7,884 million ($75 million) were pledged for collateral security deposits.
     As of March 31, 2004, a subsidiary pledged borrowed bonds through security lending transactions with the fair values of ¥22,466 million ($213 million) for collateral security deposits.
     Under agreements with customers on brokerage business, the Company and its subsidiaries received customers’ securities with an approximate value of ¥48,613 million ($460 million) as of March 31, 2004, that may be sold or repledged by the Company and its subsidiaries. As of March 31, 2004, ¥23,581 million ($223 million) at market value of the securities are repledged as collateral for short-term debt.
     Loan agreements relating to short-term and long-term debt from commercial banks and certain insurance companies provide that minimum lease payments and installment loans are subject to pledges as collateral against these debts at any time if requested by the lenders. To date, the Company has not received any such requests from the lenders.

14. Deposits

     Deposits at March 31, 2003 and 2004 consist of the following:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Time deposits	¥214,801	¥242,102	$2,291
Other deposits	47,666	50,443	477

Total	¥262,467	¥292,545	$2,768

     The balances of time deposits, including certificates of deposit, issued in amounts of ¥10 million ($95 thousand) or more were ¥146,353 million and ¥159,873 million ($1,513 million) at March 31, 2003 and 2004, respectively.
     The maturity schedule of time deposits at March 31, 2004 is as follows:

		Millions of
Years ending March 31,	Millions of yen	U.S. dollars

2005	¥124,085	$1,174
2006	38,291	362
2007	41,566	393
2008	21,816	207
2009	16,344	155

Total	¥242,102	$2,291

15. Income Taxes

     Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes, and the provision for income taxes in fiscal 2002, 2003 and 2004 are as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes:
Domestic	¥61,797	¥35,884	¥80,163	$759
Foreign	10,509	9,295	21,994	208

	¥72,306	¥45,179	¥102,157	$967

Provision for income taxes:
Current —
Domestic	¥13,907	¥43,356	¥50,469	$478
Foreign	1,163	612	3,950	37

	15,070	43,968	54,419	515

Deferred —
Domestic	13,912	(28,521)	(11,733)	(111)
Foreign	3,618	5,299	8,852	84

	17,530	(23,222)	(2,881)	(27)

Provision for income taxes	¥32,600	¥20,746	¥51,538	$488

     The Company and its domestic subsidiaries are subject to a National Corporate tax of 30%, an Inhabitant tax of approximately 6% and a deductible Enterprise tax of approximately 10%, which in the aggregate resulted in a statutory income tax rate of approximately 42% in fiscal 2002, 2003 and 2004. The effective income tax rate is different from the statutory tax rate primarily because of certain non-deductible expenses for tax purposes, a change in valuation allowance and the effect of lower income tax rates on foreign subsidiaries and a domestic life insurance subsidiary.
     Under the provisions of FASB Statement No. 109 (“Accounting for Income Taxes”), the effect of a change in tax laws or rates is included in income in the period the change is enacted and includes a cumulative recalculation of deferred tax balances based on the new tax laws or rates. The Amendments to Local Tax Laws, which were enacted on March 31, 2003 (effective from April 1, 2004), decreased the statutory tax rate to approximately 40.7%. During fiscal 2004, the statutory tax rate increased to 40.9%, due to the tuning of tax rate by each local tax authority. As a result, the net deferred tax liability decreased ¥2,420 million which decreased provision for income taxes in fiscal 2003, and increased ¥724 million ($7 million) which increased provision for income taxes in fiscal 2004.

     Reconciliation of the differences between tax provision computed at the statutory rate and consolidated provisions for income taxes in fiscal 2002, 2003 and 2004 are as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥72,306	¥45,179	¥102,157	$967

Tax provision computed at statutory rate	¥30,369	¥18,975	¥42,906	$406
Increases (reductions) in taxes due to:
Change in valuation allowance	549	2,597	1,019	10
Charge-off of deferred tax assets recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries	—	—	5,586	53
Non-deductible expenses for tax purposes	641	1,013	744	7
Effect of a change in tax rate	—	(2,420)	724	7
Amortization of goodwill	176	—	—	—
Effect of lower tax rates on foreign subsidiaries and domestic life insurance subsidiary	(873)	(705)	(1,225)	(12)
Effect of gain on sales of domestic subsidiaries	1,648	—	—	—
Other, net	90	1,286	1,784	17

Provision for income taxes	¥32,600	¥20,746	¥51,538	$488

     In fiscal 2004, ¥5,586 million ($53 million) of deferred tax assets which had been recognized for excess of the tax basis over the amounts for financial reporting of investments in subsidiaries was written down; due to the change in the management’s future tax plan, the temporary differences for these deferred tax assets will no longer reverse in the foreseeable future and, accordingly, should no longer be recognized.

     Total income taxes recognized in fiscal 2002, 2003 and 2004 are as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Provision for income taxes	¥32,600	¥20,746	¥51,538	$488
Income tax on discontinued operations	303	450	1,921	19
Income tax on extraordinary gain	—	2,206	421	4
Income tax on cumulative effect of a change in accounting principle	51	353	—	—
Income tax on other comprehensive income (loss):
Net cumulative effect of adopting FASB statement No. 133	(5,698)	—	—	—
Net unrealized gains (losses) on investment in securities	(11,694)	(7,046)	15,179	144
Minimum pension liability adjustments	(1,517)	1,986	(2,573)	(25)
Foreign currency translation adjustments	680	(835)	(3,192)	(31)
Net unrealized gains (losses) on derivative instruments	1,204	(445)	2,111	20

Total income taxes	¥15,929	¥17,415	¥65,405	$619

     The tax effects of temporary differences giving rise to the deferred tax assets and liabilities at March 31, 2003 and 2004 are as follows:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Assets:
Net operating loss carryforwards	¥25,887	¥11,209	$106
Allowance for doubtful receivables on direct financing leases and probable loan losses	25,514	31,239	296
Other operating assets	2,887	3,703	35
Accrued expenses	8,088	11,219	106
Other	17,730	17,127	162

	80,106	74,497	705
Less: valuation allowance	(10,029)	(10,792)	(102)

	70,077	63,705	603
Liabilities:
Investment in direct financing leases	117,314	97,707	925
Investment in operating leases	3,899	5,280	50
Investment in securities	2,210	17,214	163
Deferred life insurance acquisition costs	8,749	11,640	110
Policy liabilities	5,709	4,040	38
Undistributed earnings	14,797	21,719	206
Prepaid benefit cost	10,223	10,937	103
Other	5,619	2,845	27

	168,520	171,382	1,622

Net deferred tax liability	¥98,443	¥107,677	$1,019

     Valuation allowance is mainly recognized for deferred tax assets of consolidated subsidiaries with net operating loss carryforwards for tax purposes. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company and its subsidiaries will realize the benefits of these deductible differences, net of the existing valuation allowances at March 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced. The net changes in the total valuation allowance in fiscal 2003 and 2004 were increases of ¥2,412 million and ¥763 million ($7 million), respectively.

     Certain subsidiaries have net operating loss carryforwards of ¥47,606 million ($450 million) at March 31, 2004, which expire as follows:

		Millions of
Year ending March 31,	Millions of yen	U.S. dollars

2005	¥3,005	$28
2006	5,794	55
2007	1,505	14
2008	1,434	14
2009	2,723	26
Thereafter	33,145	313

Total	¥47,606	$450

     As of March 31, 2004, a deferred tax liability of ¥10,529 million ($100 million) has not been recognized for ¥81,621 million ($772 million) of undistributed earnings of certain foreign subsidiaries as it is the Company’s intention to permanently reinvest those earnings. The deferred tax liability will be recognized when the Company is no longer able to demonstrate that it plans to permanently reinvest undistributed earnings.
     Net deferred tax assets and liabilities at March 31, 2003 and 2004 are reflected in the accompanying consolidated balance sheets under the following captions:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Other assets	¥17,588	¥14,557	$138
Income taxes: Deferred	116,031	122,234	1,157

Net deferred tax liability	¥98,443	¥107,677	$1,019

16. Pension Plans

     The Company and certain subsidiaries have trusted contributory and non-contributory funded pension plans covering substantially all of their employees. Under the plans, employees are entitled to lump-sum payments at the time of termination of their employment or to pension payments. The amounts of such payments are determined on the basis of length of service and remuneration at the time of termination. The Company and its subsidiaries’ funding policy is to contribute annually the amounts actuarially determined. Assets of the plans are invested primarily in interest-bearing securities and marketable equity securities.
     The funded status of the defined benefit pension plans, a substantial portion of which consists of domestic pension plans, as of March 31, 2003 and 2004 is as follows:

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Change in benefit obligation:
Benefit obligation at beginning of year	¥66,715	¥74,688	$707
Service cost	4,060	3,737	35
Interest cost	1,728	1,655	16
Plan participants’ contributions	535	255	2
Plan amendments	(3,076)	—	—
Actuarial loss	6,332	2,478	23
Foreign currency exchange rate change	(345)	(484)	(5)
Benefits paid	(1,653)	(1,522)	(14)
Plan curtailment	(69)	(132)	(1)
Settlements	—	(407)	(4)
Special termination benefits	1	—	—
Acquisition and other	460	916	9

Benefit obligation at end of year	¥74,688	¥81,184	$768

Change in plan assets:
Fair value of plan assets at beginning of year	¥55,418	¥54,492	$516
Actual return on plan assets	(7,718)	6,457	61
Employer contribution	7,719	6,925	66
Plan participants’ contributions	535	255	2
Benefits paid	(1,239)	(1,371)	(13)
Foreign currency exchange rate change	(261)	(287)	(3)
Settlements	—	26	0
Acquisition and other	38	187	2

Fair value of plan assets at end of year	¥54,492	¥66,684	$631

The funded status of the plans:
Funded status	¥(20,196)	¥(14,500)	$(137)
Unrecognized prior service cost	(2,802)	(2,545)	(24)
Unrecognized net actuarial loss	45,170	39,587	375
Unrecognized net transition obligation	359	351	3

Net amount recognized	¥22,531	¥22,893	$217

Amount recognized in the consolidated balance sheets consists of:
Prepaid benefit cost	¥25,119	¥26,740	$253
Accrued benefit liability	(9,787)	(17,376)	(164)
Intangible asset	112	84	1
Accumulated other comprehensive loss, gross of tax	7,087	13,445	127

Net amount recognized	¥22,531	¥22,893	$217

     The accumulated benefit obligations for all defined benefit pension plans were ¥55,435 million and ¥66,642 million ($631 million), respectively, at March 31, 2003 and 2004.
     The aggregate projected benefit obligations, aggregate accumulated benefit obligations and aggregate fair values of plan assets for the plans with the accumulated benefit obligations in excess of plan assets were ¥35,147 million, ¥23,903 million and ¥14,383 million, respectively, at March 31, 2003 and ¥35,918 million ($340 million), ¥31,733 million ($300 million) and ¥15,069 million ($143 million), respectively, at March 31, 2004.
     Net pension cost of the plans for fiscal 2002, 2003 and 2004 consists of the following:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Service cost	¥3,799	¥4,060	¥3,737	$36
Interest cost	1,757	1,728	1,655	16
Expected return on plan assets	(1,496)	(1,534)	(1,231)	(12)
Amortization of unrecognized transition obligation	34	11	8	0
Amortization of unrecognized net actuarial loss	1,137	1,588	2,386	23
Amortization of unrecognized prior service cost	(13)	(272)	(272)	(3)
Plan curtailment and settlements	146	13	229	2

Net periodic pension cost	¥5,364	¥5,594	¥6,512	$62

     The Company and certain subsidiaries use a March 31 measurement date for the majority of its plans.
     Significant assumptions of domestic and foreign pension plans used to determine these amounts are as follows:

Domestic	2002	2003	2004

Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate		2.0%	2.0%
Rate of increase in compensation levels		1.7%	1.9%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	3.0%	2.5%	2.0%
Rate of increase in compensation levels	2.1%	2.2%	1.7%
Expected long-term rate of return on plan assets	3.0%	2.5%	2.0%

Foreign	2002	2003	2004

Weighted-average assumptions used to determine benefit obligations at March 31:
Discount rate		6.3%	5.7%
Rate of increase in compensation levels		4.0%	0.1%
Weighted-average assumptions used to determine net periodic pension cost for years ended March 31:
Discount rate	7.3%	7.0%	6.3%
Rate of increase in compensation levels	4.5%	4.3%	4.0%
Expected long-term rate of return on plan assets	9.3%	9.3%	8.5%

     The Company and certain subsidiaries determine the expected long-term rate of return on plan assets annually based on the composition of the pension asset portfolios of the plan year and the expected long-term rate of return on these portfolios. The expected long-term rate of return is designed to approximate the long-term rate of return actually earned on the plans’ assets over time to ensure that funds are available to meet the pension obligations that result from the services provided by employees. The Company and certain subsidiaries use a number of factors to determine the expected rate of return, including actual historical returns on the asset classes of the plans’ portfolios and independent projections of returns of the various asset classes.

     The asset allocation for the Company and certain subsidiaries’ pension plans at March 31, 2003 and 2004 are as follows:

	2003	2004

Equity securities	43.8%	30.2%
Debt securities	43.6	31.4
Life insurance company general accounts	7.1	6.2
Short-term financial instruments	4.4	31.0
Other	1.1	1.2

Total	100.0%	100.0%

     Life insurance company general accounts in the above table are accounts with guaranteed capital and minimum interest rate, in which life insurance companies manage funds on several contracts.
     The Company and certain subsidiaries’ investment policies are designed to ensure adequate plan assets are available to provide future payments of pension benefits to eligible participants. The Company and certain subsidiaries formulate policy portfolio appropriate to produce the expected long-term rate of return on plan assets, and ensure that plan assets are allocated under this policy portfolio. The Company and certain subsidiaries periodically have an external consulting firm monitor the results of actual return and revise the policy portfolio if necessary.
     Equity securities in which the Company and certain subsidiaries invest as pension plan assets include units of ORIX JREIT Inc. in the amounts of ¥203 million ($2 million) at March 31, 2004.
     The Company and certain subsidiaries expect to contribute ¥7,409 million ($70 million) to those pension plans during the year ending March 31, 2005.
     In addition, directors and corporate auditors of certain subsidiaries receive lump-sum payments upon termination of their services under unfunded termination plans. The amount required based on length of service and remuneration to date under these plans is fully accrued.
     The Company abolished this unfunded termination plans at June 2003.
     Total provisions charged to income for all the plans including the defined benefit plans are ¥6,238 million, ¥7,094 million and ¥9,564 million ($90 million), in fiscal 2002, 2003 and 2004, respectively.

17. Stock-Based Compensation

     The Company has four types of stock-based compensation plans as incentive plans for directors, corporate executive officers, corporate auditors and selected employees.
     In fiscal 1999, 2000 and 2001, the Company granted stock options to directors, corporate executive officers and certain employees of the Company and the stock options vested immediately except for the fiscal 2001 plan which had a vesting period of three years and the exercise periods are 9.75 years, 9.7 years and 10 years from the grant date, respectively. Under the plans, option holders have the right to purchase in the aggregate 146,000, 145,000 and 316,700 treasury shares of the Company for options granted during fiscal 1999, 2000 and 2001, respectively.
     In fiscal 2000, 2001 and 2002, the Company issued unsecured bonds with detachable warrants. Simultaneously with the issuance of the unsecured bonds, the Company purchased all of the detachable warrants from the underwriters and distributed such warrants to corporate auditors and certain employees of the Company and to directors, corporate auditors and certain employees of subsidiaries. The warrants issued each fiscal year from fiscal 2000 to 2002 vested immediately with an exercise period of four years. By exercising the warrants, the warrant holders can purchase in the aggregate, 302,484, 126,143 and 124,303 shares of the Company granted for each fiscal year. The number of the Company’s shares to be issued for fiscal 2000 plan was adjusted April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000. For financial reporting purposes, these transactions were accounted for as the issuance of debt to third parties and separately as the issuance of warrants to directors, corporate auditors and employees. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No.123 (“Accounting for Stock-Based Compensation”).
     In fiscal 2002, the Company granted another option plan of which the vesting period was two years and the exercise period was 10 years from the grant date. Under this plan, the Company issued warrants to directors, corporate executive officers and certain employees of the Company to purchase, in the aggregate, 300,900 shares of the Company’s common stock at an exercise price. The issuance of the warrants was accounted for under the intrinsic value method allowed per FASB Statement No.123.
     In fiscal 2003 and 2004 the Company granted stock acquisition rights which had a vesting period of 1.67 years and 1.92 years and an exercise period of 9.67 years and 9.92 years, respectively. The acquisition rights were to purchase, in the aggregate, 453,300 and 516,000 shares of the Company’s common stock at an exercise price. The acquisition rights were distributed to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies. The issuance of the stock acquisition rights was accounted for under the intrinsic value method allowed per FASB Statement No.123.

     The Board of Directors intends to obtain approval from shareholders, at the next general meeting, to be held on June 23, 2004, for an additional grant of stock acquisition rights for 640,000 shares, to directors, corporate executive officers, corporate auditors and certain employees of the Company, subsidiaries and affiliated companies during the year ending March 31, 2005.
     For all plans above, the exercise prices, which are determined by a formula linked to the stock price of the Company’s shares on the Tokyo Stock Exchange, are equal or greater than the fair market value of the Company’s shares at the grant dates.

     The fair value of these stock options was estimated using the Black-Scholes option pricing model under the following assumptions:

	2002	2003	2004

Grant-date fair value	¥5,014	¥3,126	¥3,351	($31.71)
Expected life	9.65 Years	6.95 Years	8.90 Years
Risk-free rate	1.21%	0.52%	0.81%
Expected volatility	32.31%	43.52%	41.79%
Expected dividend yield	0.123%	0.339%	0.346%

     The following table summarizes information about stock option activity for fiscal 2002, 2003 and 2004:

	2002		2003		2004
		Weighted-		Weighted-		Weighted-
		average		average		average
		exercise price		exercise price		exercise price
	Number of		Number of		Number of
	shares	Yen	shares	Yen	shares	Yen	U. S. dollars

Outstanding at beginning of year	1,276,547	¥11,458	1,568,253	¥11,991	1,833,405	¥11,333	$107.23
Granted	425,203	12,329	453,300	7,452	516,000	7,230	68.41
Exercised	(124,616)	7,846	(62,929)	6,899	(25,200)	7,779	73.60
Forfeited or expired	(8,881)	9,735	(125,219)	7,758	(273,295)	11,297	106.89

Outstanding at end of year	1,568,253	11,991	1,833,405	11,333	2,050,910	10,349	97.92

Exercisable at end of year	953,953	¥10,475	767,905	¥11,225	1,086,010	¥13,029	$123.28

     The exercise prices of the granted options were adjusted on April 1, 2000 for a 1.2-for-1 stock split implemented on May 19, 2000. Summary information about the Company’s stock options outstanding and exercisable at March 31, 2004 is as follows:

	Outstanding			Exercisable
		Weighted-
		average	Weighted-average		Weighted-average
Range of exercise price		remaining life	exercise price		exercise price
	Number of			Number of
Yen	shares	Years	Yen	shares	Yen

¥7,230-¥10,000	1,053,500	8.40	¥7,371	88,600	¥7,784
10,001-13,000	563,794	5.46	11,831	563,794	11,831
13,001-16,272	433,616	4.63	15,657	433,616	15,657

7,230-16,272	2,050,910	6.80	10,349	1,086,010	13,029

	Outstanding			Exercisable
		Weighted-
		average	Weighted-average		Weighted-average
Range of exercise price		remaining life	exercise price		exercise price
	Number of			Number of
U.S. dollars	shares	Years	U.S. dollars	shares	U.S. dollars

$68.41-$94.62	1,053,500	8.40	$69.74	88,600	$73.65
94.63-123.00	563,794	5.46	111.94	563,794	111.94
123.01-153.96	433,616	4.63	148.14	433,616	148.14

68.41-153.96	2,050,910	6.80	97.92	1,086,010	123.28

18. Accumulated Other Comprehensive Income (Loss)

     Changes in each component of accumulated other comprehensive income (loss) in fiscal 2002, 2003 and 2004 are as follows. Comprehensive income (loss) and its components have been reported, net of tax, in the consolidated statements of shareholders’ equity.

	Millions of yen
	Net unrealized			Net unrealized
	gains (losses) on	Minimum pension	Foreign currency	losses on	Accumulated other
	investment in	liability	translation	derivative	comprehensive
	securities	adjustments	adjustments	instruments	income (loss)

Balance at March 31, 2001	¥34,344	¥(4,684)	¥(25,108)	¥—	¥4,552
Net cumulative effect of adopting FASB Statement No. 133, net of tax of ¥5,698 million				(8,400)	(8,400)
Net unrealized losses on investment in securities, net of tax of ¥11,796 million	(19,555)				(19,555)
Reclassification adjustment for gains included in net income, net of tax of ¥(102) million	(33)				(33)
Minimum pension liability adjustments, net of tax of ¥1,517 million		(2,150)			(2,150)
Foreign currency translation adjustments, net of tax of ¥(680) million			10,324		10,324
Reclassification adjustment for gains include in net income			(16)		(16)
Net unrealized losses on derivative instruments, net of tax of ¥51 million				(76)	(76)
Reclassification adjustment for losses included in net income, net of tax of ¥(1,255) million				1,914	1,914

Current period change	(19,588)	(2,150)	10,308	(6,562)	(17,992)

Balance at March 31, 2002	14,756	(6,834)	(14,800)	(6,562)	(13,440)
Net unrealized losses on investment in securities, net of tax of ¥7,887 million	(14,300)				(14,300)
Reclassification adjustment for losses included in net income, net of tax of ¥(841) million	1,461				1,461
Minimum pension liability adjustments, net of tax of ¥(1,986) million		2,652			2,652
Foreign currency translation adjustments, net of tax of ¥835 million			(15,780)		(15,780)
Reclassification adjustment for losses included in net income			661		661
Net unrealized losses on derivative instruments, net of tax of ¥1,040 million				(1,785)	(1,785)
Reclassification adjustment for losses included in net income, net of tax of ¥(595) million				784	784

Current period change	(12,839)	2,652	(15,119)	(1,001)	(26,307)

Balance at March 31, 2003	1,917	(4,182)	(29,919)	(7,563)	(39,747)
Net unrealized gains on investment in securities, net of tax of ¥(17,929) million	26,875				26,875
Reclassification adjustment for losses included in net income, net of tax of ¥2,750 million	(3,744)				(3,744)
Minimum pension liability adjustments, net of tax of ¥2,573 million		(3,785)			(3,785)
Foreign currency translation adjustments, net of tax of ¥3,192 million			(15,467)		(15,467)
Reclassification adjustment for losses included in net income			(243)		(243)
Net unrealized gains on derivative instruments, net of tax of ¥(1,846) million				2,588	2,588
Reclassification adjustment for losses included in net income, net of tax of ¥(265) million				382	382

Current period change	23,131	(3,785)	(15,710)	2,970	6,606

Balance at March 31, 2004	¥25,048	¥(7,967)	¥(45,629)	¥(4,593)	¥(33,141)

	Millions of U.S. dollars
	Net unrealized		Foreign	Net unrealized	Accumulated
	gains (losses)	Minimum	currency	losses on	other
	on investment in	pension liability	translation	derivative	comprehensive
	securities	adjustments	adjustments	instruments	income (loss)

Balance at March 31, 2003	$18	$(39)	$(284)	$(71)	$(376)
Net unrealized gains on investment in securities, net of tax of $(170) million	254				254
Reclassification adjustment for losses included in net income, net of tax of $26 million	(35)				(35)
Minimum pension liability adjustments, net of tax of $25 million		(36)			(36)
Foreign currency translation adjustments, net of tax of $31 million			(146)		(146)
Reclassification adjustment for losses included in net income			(2)		(2)
Net unrealized gains on derivative instruments, net of tax of $(17) million				24	24
Reclassification adjustment for losses included in net income, net of tax of $(3) million				4	4

Current period change	219	(36)	(148)	28	63

Balance at March 31, 2004	$237	$(75)	$(432)	$(43)	$(313)

19. Shareholders’ Equity

     Changes in the number of shares issued and outstanding in fiscal 2002, 2003 and 2004 are as follows:

	Number of shares
	2002	2003	2004

Beginning balance	82,388,025	84,303,985	84,365,914
Common stock issued in public and private offering	1,800,000	—	—
Exercise of warrants and stock acquisition rights	95,383	61,929	400
Common stock issued for acquisitions of minority interests of subsidiaries	20,577	—	—

Ending balance	84,303,985	84,365,914	84,366,314

     Prior to October 1, 2001, the Japanese Commercial Code (the “Code”) provided that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to a legal reserve until such reserve equaled 25% of issued capital. The Code, amended effective on October 1, 2001, provides that an amount equivalent to at least 10% of cash dividends paid and other cash outlays resulting from appropriation of retained earnings be appropriated to the legal reserve until the aggregate amount of the additional paid-in capital and the legal reserve equals 25% of the issued capital. The Code also provides that both additional paid-in capital and the legal reserve are not available for cash dividends but may be used to reduce a capital deficit and may be reduced (in the case of the latter, in aggregate, the remainder after such reduction should not be less than 25% of the issued capital and a resolution of a general meeting of shareholders is required), or may be capitalized by resolution of the Board of Directors.
     The Code provides that at least one-half of the issue price of new shares be included in common stock. In conformity therewith, the Company has divided the principal amount of bonds converted into common stock and proceeds received from the issuance of common stock, including the exercise of warrants, equally between common stock and additional paid-in capital by resolution of the Board of Directors.
     The Board of Directors resolved in May 2004 that total of ¥2,092 million ($20 million) dividend shall be distributed to the shareholders of record as of March 31, 2004. The liability for declared dividends and related impact on shareholder’s equity are accounted for in the period of such board of directors’ resolution.
     The amount available for dividends under the Code is calculated based on the amount recorded in the Company’s non-consolidated financial statements prepared in accordance with accounting principles generally accepted in Japan, and there are restrictions on the payment of dividends relating to net unrealized gains on investment in securities and the earnings impact of derivatives, amounting to ¥20,340 million ($192 million) as of March 31, 2004. As a result, the amount available for dividends is amounted to ¥101,197 million ($957 million) as of March 31, 2004.

     Retained earnings at March 31, 2004 includes ¥35,822 million ($339 million) relating to equity in undistributed earnings of the companies accounted for by the equity method.
     As of March 31, 2004, the restricted net assets of certain subsidiaries include regulatory capital requirements for life insurance, banking, securities brokerage operations of ¥26,149 million ($247 million).

20. Brokerage Commissions and Net Gains on Investment Securities

     Brokerage commissions and net gains on investment securities in fiscal 2002, 2003 and 2004 consist of the following:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Brokerage commissions	¥2,940	¥2,400	¥3,967	$38
Net gains on investment securities	15,427	8,457	22,058	208

	¥18,367	¥10,857	¥26,025	$246

     Trading activities—Net gains on investment securities include net trading revenue of ¥442 million, net trading loss of ¥1,040 million and net trading revenue of ¥1,500 million ($14 million) for fiscal 2002, 2003 and 2004, respectively. Net gains of ¥225 million, ¥231 million and ¥431 million ($4 million) on derivative trading instruments are also included in net gains on investment securities for fiscal 2002, 2003 and 2004, respectively.

21. Life Insurance Operations

     Life insurance premiums and related investment income in fiscal 2002, 2003 and 2004 consist of the following:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Life insurance premiums	¥135,479	¥122,963	¥119,458	$1,130
Life insurance related investment income	16,854	15,548	14,754	140

	¥152,333	¥138,511	¥134,212	$1,270

     The benefits and expenses of life insurance operations, included in life insurance costs in the consolidated statements of income, are associated with earned premiums so as to result in the recognition of profits over the life of contracts. This association is accomplished by means of the provision for future policy benefits and the deferral and subsequent amortization of policy acquisition costs (principally commissions and certain other expenses relating to policy issuance and underwriting). These policy acquisition costs are amortized over the respective policy periods in proportion to premium revenue recognized. Amortization charged to income for fiscal 2002, 2003 and 2004 amounted to ¥11,424 million, ¥11,740 million and ¥10,017 million ($95 million), respectively.

22. Other Operations

     In fiscal 2002, 2003 and 2004, other operating revenues include revenues from building maintenance operations, which amounted to ¥6,673 million, ¥11,731 million and ¥17,705 million ($168 million), respectively, and their related expenses were ¥5,448 million, ¥9,602 million and ¥15,599 million ($148 million), respectively. In addition, in fiscal 2002, 2003 and 2004, other operating revenues include fee income from the servicing of receivables in a foreign subsidiary, which amounted to ¥6,722 million, ¥5,884 million and ¥6,183 million ($59 million), respectively, and their related expenses were ¥1,275 million, ¥976 million and ¥948 million ($9 million), respectively.
     Other items consist of revenues and expenses from golf courses, a training facility and hotels, operating results from real estate related business, commissions for the sale of insurance and other financial products and revenues and expenses from other operations, of which there were no items exceeding 10% of total other operating revenues and expenses in fiscal 2002, 2003 and 2004, respectively.
     Gains and losses from the disposition of operating facilities included in other operating assets are not significant for fiscal 2002, 2003 and 2004.

23. Write-downs of Long-Lived Assets

     In accordance with FASB Statement No.144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”), the Company and subsidiaries performed tests for impairment on some assets for which events or changes in circumstances indicated that the carrying amount might not be recoverable. The Company and subsidiaries consider an asset’s carrying amount as not recoverable when such carrying amount exceeds the sum of undiscounted cash flows expected to result from the use and eventual disposition of the asset. When it is determined that an asset’s carrying amount is not recoverable, an impairment loss is measured as the amount by which the carrying amount exceeds the asset’s estimated fair value. Fair value was calculated based on recent transactions involving sales of similar assets, by independent third party appraisals, appraisals prepared internally by the Company’s own staff of appraisers or other valuation techniques to estimate fair value.
     During fiscal 2002, 2003 and 2004, the Company and certain subsidiaries recognized impairment losses for differences between long-lived asset carrying values and estimated fair values in the amount of ¥2,716 million, ¥50,682 million and ¥12,345 million ($117 million), respectively, which are reflected as write-downs of long-lived assets. The losses of ¥8,052 million ($76 million) were included in the real estate segment, ¥3,019 million ($29 million) were included in the Americas’ segment and ¥143 million ($1 million) were included in the corporate financial services segment respectively, remaining ¥1,131 million ($11 million) of losses was recorded separately from segment information for assets considered corporate assets in the year ended March 31, 2004. The detail of significant write-downs is as follows.
     Golf courses—At the end of fiscal 2002, the prices of individual golf memberships were rising and no impairment losses were recorded during the year ended March 31, 2002. However, in fiscal 2003, after continuing to rise for a few months, the prices of individual golf course memberships fell steeply. Further, the fair value of individual golf courses fell during the year and competition resulted in the reduction in play fees at many courses. Certain subsidiaries reassessed, in some cases with the assistance of outside consultants, the expected future cash flows for all of the golf courses they own. Certain subsidiaries determined that the expected future cash flow for four golf courses was less than current carrying amount and wrote these golf courses down to their estimated fair value resulting in write-downs of long-lived assets of ¥25,270 million in the year ended March 31, 2003. In fiscal 2004, certain subsidiaries performed tests for impairment at four golf courses having indications that their cash flows had declined due to competition with surrounding golf courses, which resulted in the decrease in the number of visitors and playing fees. As results of the tests, certain subsidiaries have determined that the expected future cash flow was less than the current carrying value for two golf courses. Estimated fair values which were reassessed by independent third party appraisals, had been determined to be less than the current carrying value, and certain subsidiaries have written these two golf courses down to their estimated fair values resulting in write-downs of long-lived assets of ¥3,473 million ($33 million).
     Corporate Dormitories—The Company and a subsidiary have a business activity that consists of leasing corporate dormitory buildings to major corporations in Japan. During the year ended March 31, 2003, ¥3,137 million of write-downs for several dormitory properties were recorded, due to the deterioration of terms and conditions of lease contract between those corporations and the Company or a subsidiary. During the year ended March 31, 2004, some lease contracts with corporate customers were restructured at lower rental rates or expired without being renewed, due to cutbacks made by certain corporate customers of their welfare programs and relating costs. The Company and a subsidiary performed tests for impairment on all of dormitory buildings and have determined that expected future cash flows are less than the current carrying amounts for several dormitory properties. As results of the tests, the Company and a subsidiary have written these buildings down to their estimated fair value resulting in write-downs of long-lived assets of ¥2,071 million ($19 million) in the year ended March 31, 2004.
     Office Buildings—During the year ended March 31, 2003, ¥7,257 million of write-downs were recorded, due to decline in current rental rates. During fiscal 2004, business environments of office buildings have recovered slightly and rental rates have stopped declining in certain areas, but this trend did not spread to many other local cities. The Company and its subsidiaries performed tests for impairment. As results of the tests, the Company has determined that the expected future cash flow was less than the current carrying value and has written an office building down to the estimated fair value resulting in write-down of long-lived asset of ¥766 million ($7 million).
     Hotel properties and Commercial Complex—During the year ended March 31, 2003, ¥4,910 million of write-downs were recorded due to the decline in occupancy rates at several of the hotel properties owned by the Company and certain subsidiaries. During fiscal 2004, the Company and certain subsidiaries recorded no impairment losses on the hotel properties. However a subsidiary in the United States has determined that there was a significant decline in the expected future cash flow generated from a certain commercial complex in the redevelopment area due to changes of the development project. Accordingly the subsidiary has written this property down to the estimated fair value resulting in write-down of ¥3,019 million ($29 million).
     Condominiums—During the year ended March 31, 2003, ¥6,480 million of write-downs for approximately 540 units were recorded due to the decline in the expected cash flow by each unit. During the year ended March 31, 2004, the Company tested for impairment based on cash flow information by each unit and has written these condominiums down to their estimated fair value resulting in write-downs of long-lived assets of ¥915 million ($9 million) for approximately 160 units.
     Others—During the year ended March 31, 2002 and 2003, the Company and certain subsidiaries recorded ¥2,716 million and ¥3,628 million of write-downs of long-lived assets, respectively, for other long-lived assets including developed and undeveloped land. During the year ended March 31, 2004, the Company and certain subsidiaries recorded impairment losses of ¥2,101 million ($20 million) for properties due to the continuous decline in the land value of local cities.

24. Discontinued Operations

     The company and its subsidiaries own various real estate properties, including commercial and office buildings, for rental operations. FASB Statement No. 144 (“Accounting for the Impairment or Disposal of Long-Lived Assets”) requires to reclassify operations related to these real estate sold or to be disposed of by sale to discontinued operations, if the Company and its subsidiaries have no significant continuing involvement in sold properties. In fiscal 2004, the Company, its subsidiaries in Japan and a subsidiary in the United States sold real estate for rental without significant continuing involvement in those sold properties and earned ¥3,747 million ($35 million) of aggregated gain. In addition, the Company and its subsidiaries determined to dispose by sale properties for rental without a significant continuing involvement in those properties of ¥9,131 million ($86 million) which are included in the investment in operating leases in the accompanying consolidated balance sheet at March 31, 2004. Under that Statement, the Company and the subsidiaries report this gain on sales of rental properties, rental revenues generated and other expenses incurred by the operations of both the properties, which have been sold and to be disposed of by sale as income from discontinued operations in the accompanying consolidated statements of income. Income and expenses generated by the operations of these properties recognized in fiscal 2002 and 2003 have also been reclassified as income from discontinued operations in each year in the accompanying consolidated statements of income. Revenue from operations for the discontinued operations reclassified during the year ended March 31, 2004 are ¥1,168 million, ¥1,825 million, ¥5,555 million ($53 million), and income before income taxes are ¥733 million, ¥1,109 million, ¥4,713 million ($45 million) in fiscal 2002, 2003 and 2004, respectively.

25. Per Share Data

     In Japan, dividends which were payable to shareholders of record at the end of a fiscal year had been approved at the shareholders meeting held subsequent to the year-end until fiscal 2003. In fiscal 2004, the Company adopted “Company with Committees” board model, which became possible as a result of amendment to the Japanese Commercial Code effective in April, 2003, and accordingly dividends for fiscal 2004 were resolved at the board of directors meeting held subsequent to the year end. Therefore, the declarations of these dividends are not reflected in the financial statements at such fiscal year-ends. Reconciliation of the differences between basic and diluted earnings per share (EPS) in fiscal 2002, 2003 and 2004 is as follows:

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Income from continuing operations	¥39,706	¥24,433	¥50,619	$479
Effect of dilutive securities—
Convertible notes	87	85	85	1

Income from continuing operations for diluted EPS computation	¥39,793	¥24,518	¥50,704	$480

	Thousands of shares
	2002	2003	2004

Weighted-average shares	82,318	83,672	83,685
Effect of dilutive securities—
Warrants	41	—	97
Convertible notes	3,962	5,273	5,273
Treasury stock	74	5	4

Weighted-average shares for diluted EPS computation	86,395	88,950	89,059

	Yen			U.S. dollars
	2002	2003	2004	2004

Earnings per share for income from continuing operations:
Basic	¥482.35	¥292.00	¥604.88	$5.72
Diluted	460.59	275.63	569.33	5.39

26. Derivative Financial Instruments and Hedging

     The Company and its subsidiaries adopted FASB Statement No. 133 on April 1, 2001.
(a) Risk management policy
     The Company and its subsidiaries manage interest rate risk through asset liability management systems. The Company and its subsidiaries use derivative financial instruments to hedge interest rate risk and avoid changes in interest rates having a significant adverse effect. As a result of interest rate fluctuations, the fair value of hedged assets and liabilities will appreciate or depreciate. However, such appreciation or depreciation will generally be offset by using derivative financial instruments as hedging instruments. Derivative financial instruments that the Company and its subsidiaries use as part of the interest risk management include interest rate swaps and interest rate caps.
     The Company and its subsidiaries employ foreign currency borrowings, foreign exchange forward contracts, and foreign currency swap agreements to hedge risks that are associated with certain transactions and investments denominated in foreign currencies due to the potential for changes in exchange rates. Similarly, in general, overseas subsidiaries structure their liabilities to match the currency-denomination of assets in each region.
     By using derivative instruments, the Company and its subsidiaries are exposed to credit risk in the event of nonperformance by counterparties. The Company and its subsidiaries attempt to manage the credit risk by carefully evaluating the quality of counterparties in advance and regularly monitoring counterparties and derivative transactions after contracts have been concluded.
(b) Cash flow hedges
     The Company and its subsidiaries designate interest rate swap agreements, foreign currency swap agreements and foreign exchange forward contracts as cash flow hedges for variability of cash flows originating from floating rate borrowings and forecasted transactions. The interest rate swap agreements outstanding as of March 31, 2004 mature at various dates through 2009. Net losses on derivative contracts that were reclassified from other comprehensive loss into earnings through other operating expenses and other operating revenues were ¥1,914 million, ¥784 million and ¥382 million ($4 million) during fiscal 2002, 2003 and 2004, respectively. Net losses of ¥224 million, ¥124 million and net gains of ¥19 million ($0 million), which represents the total ineffectiveness of cash flow hedges, were recorded in earnings, through other operating expenses and other operating revenues, for fiscal 2002, 2003 and 2004, respectively. Approximately ¥1,558 million ($15 million) of net derivative losses included in accumulated other comprehensive loss, net of applicable income taxes at March 31, 2004 will be reclassified into earnings through other operating expenses within fiscal 2005.
(c) Fair value hedges
     The Company and its subsidiaries use financial instruments designated as fair value hedges to hedge their exposure to interest rate risk and foreign currency exchange risk. The Company and its subsidiaries designate foreign currency swap agreements and foreign exchange forward contracts to minimize foreign currency exposures on operating assets including lease receivables, loan receivables and borrowings. One subsidiary hedges a portion of the interest rate exposure of the fair values of certain asset-backed securities with fixed interest rates using sales of futures and forward contracts on U.S. treasury securities. Certain subsidiaries, which issued medium-term notes with fixed interest rates, use interest rate swap contracts to hedge interest rate exposure of the fair values of these medium-term notes. In cases where the medium-term notes were denominated in other than the subsidiaries’ local currency, foreign currency swap agreements are used to hedge foreign exchange rate exposure. For fiscal 2002, 2003 and 2004, a gain of ¥780 million, ¥0 million and ¥3 million ($0 million) of hedge ineffectiveness associated with instruments designated as fair value hedges were recorded in earnings through other operating expenses and other operating revenues, respectively.
(d) Hedges of net investment in foreign operations
     The Company uses foreign exchange forward contracts, foreign currency swap agreements and borrowings denominated in the subsidiaries’ local currencies to hedge the foreign currency exposure of the net investment in foreign subsidiaries. The gains and losses of these hedging instruments were recorded in foreign currency translation adjustments, which is a part of accumulated other comprehensive income (loss). The net gain or loss of foreign currency translation adjustments for fiscal 2002, 2003 and 2004 were a loss of ¥4,212 million, a gain of ¥5,052 million and ¥9,010 million ($85 million), respectively.
(e) Trading and other derivatives
     Certain subsidiaries engage in trading activities with various future contracts. The Company and certain subsidiaries entered into foreign currency swap agreements, interest rate swap agreements, caps, collars and foreign exchange forward contracts for risk management purposes but not qualified for hedge accounting under FASB Statement No. 133. In accordance with FASB Statement No. 133, conversion options were bifurcated from the Company and certain subsidiaries’ convertible bonds and are recorded as stand-alone derivative contracts. At March 31, 2003 and 2004, the total face amounts were ¥82,000 million and ¥29,735 million ($281 million), respectively, and the fair value of conversion option were ¥187 million and ¥910 million ($9 million), respectively.

     The following table provides notional amount information about derivative instruments as of March 31, 2003 and 2004. The notional amounts of derivatives do not represent amounts exchanged by the parties and, thus, are not a measure of the exposure to market risk or credit risk.

			Millions of
	Millions of yen		U.S. dollars
	2003	2004	2004

Interest rate risk management:
Interest rate swap agreements	¥459,208	¥440,894	$4,172
Options, caps and collars held	30,462	56,361	533
Forward contracts	75,726	97,510	923
Foreign exchange risk management:
Foreign exchange forward contracts	¥88,436	¥117,939	$1,116
Futures	—	114	1
Foreign currency swap agreements	303,051	224,628	2,125
Trading activities:
Futures	¥95,121	¥213,802	$2,023
Interest rate swap agreements	2,000	—	—
Options, caps and collars held	6,278	1,446	14
Options, caps and collars written	5,361	1,317	12
Foreign exchange forward contracts	1,876	8,387	79

27. Significant Concentrations of Credit Risk

     The Company and its subsidiaries have established various policies and procedures to manage credit exposure, including initial credit approval, credit limits, collateral and guarantee requirements, obtaining rights of offset and continuous oversight. The Company and its subsidiaries’ principal financial instrument portfolio consists of direct financing leases and installment loans which are secured by title to the leased assets and assets specifically collateralized in relation to loan agreements. When deemed necessary, guarantees are also obtained. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties’ failure to perform in connection with collateralized financing activities is believed to be minimal. The Company and its subsidiaries have access to collateral in case of bankruptcy and other losses. However, if the market of real estate falls greatly and the value of the secured real estate falls below the mortgage setting amount, the Company and certain subsidiaries receive the risk, which exceeds their forecast.
     At March 31, 2003 and 2004, no concentration with a single obligor exceeded 1% of consolidated total assets. With respect to the Company and its subsidiaries’ credit exposures on a geographic basis, approximately ¥4,000 billion, or 81%, at March 31, 2003 and approximately ¥3,878 billion ($36,692 million), or 83%, at March 31, 2004 of the credit risks arising from all financial instruments are attributable to customers located in Japan. The largest concentration of credit risks outside of Japan is exposure attributable to obligors located in the United States of America. The gross amount of such exposure is ¥553 billion and ¥418 billion ($3,955 million) as of March 31, 2003 and 2004, respectively.
     The Company and its subsidiaries make direct financing lease and operating lease contracts mostly with lessees in commercial industries for their office, industry, commercial service, transport and other equipment. At March 31, 2003 and 2004, the Company and its subsidiaries had concentrations in certain equipment types included in investment in direct financing leases and operating leases which exceeded 10% of the consolidated total assets. The percentage of investment in transportation equipment to consolidated total assets is 11.7% and 12.1% as of March 31, 2003 and 2004, respectively.

28. Estimated Fair Value of Financial Instruments

     The following information is provided to help readers gain an understanding of the relationship between amounts reported in the accompanying consolidated financial statements and the related market or fair value.
     The disclosures include financial instruments and derivatives financial instruments, other than investment in direct financing leases, investment in subsidiaries and affiliates, pension obligations and insurance contracts.

March 31, 2003
	Millions of yen
	Carrying	Estimated
	amount	fair value

Trading instruments
Trading securities	¥12,154	¥12,154
Futures:
Assets	132	132
Liabilities	59	59
Options and other derivatives:
Assets	177	177
Liabilities	64	64
Non-trading instruments
Assets:
Cash and cash equivalents	204,677	204,677
Restricted cash	18,671	18,671
Time deposits	1,184	1,184
Installment loans (net of allowance for probable loan losses)	2,197,481	2,213,872
Investment in securities:
Practicable to estimate fair value	548,526	548,918
Not practicable to estimate fair value	116,755	116,755
Liabilities:
Short-term debt	1,120,434	1,120,434
Deposits	262,467	265,662
Long-term debt	2,856,613	2,879,538
Foreign exchange forward contracts:
Assets	388	388
Liabilities	644	644
Foreign currency swap agreements:
Assets	7,604	7,604
Liabilities	10,262	10,262
Interest rate swap agreements:
Assets	3,185	3,185
Liabilities	17,616	17,616
Options and other derivatives:
Assets	200	200
Liabilities	1,114	1,114

March 31, 2004
	Millions of yen		Millions of U.S. dollars
	Carrying	Estimated	Carrying	Estimated
	amount	fair value	amount	fair value

Trading instruments
Trading securities	¥26,354	¥26,354	$249	$249
Futures:
Assets	602	602	6	6
Liabilities	44	44	0	0
Options and other derivatives:
Assets	45	45	0	0
Liabilities	32	32	0	0
Non-trading instruments
Assets:
Cash and cash equivalents	152,235	152,235	1,440	1,440
Restricted cash	35,621	35,621	337	337
Time deposits	677	677	6	6
Installment loans (net of allowance for probable loan losses)	2,147,928	2,162,285	20,323	20,459
Investment in securities:
Practicable to estimate fair value	386,797	386,797	3,660	3,660
Not practicable to estimate fair value	138,777	138,777	1,313	1,313
Liabilities:
Short-term debt	903,916	903,916	8,553	8,553
Deposits	292,545	296,036	2,768	2,801
Long-term debt	2,662,719	2,672,585	25,194	25,287
Foreign exchange forward contracts:
Assets	1,566	1,566	15	15
Liabilities	1,264	1,264	12	12
Foreign currency swap agreements:
Assets	16,607	16,607	157	157
Liabilities	1,328	1,328	13	13
Interest rate swap agreements:
Assets	1,386	1,386	13	13
Liabilities	9,364	9,364	89	89
Options and other derivatives:
Assets	1,590	1,590	15	15
Liabilities	1	1	0	0

     The estimated fair value amounts were determined using available market information, discounted cash flow information utilized by the Company and its subsidiaries in conducting new business and certain valuation methodologies. If quoted market prices were not readily available, management estimated a fair value. Accordingly, the estimates may not be indicative of the amounts at which the financial instruments could be exchanged in a current or future market transaction. Due to the uncertainty of expected cash flows resulting from financial instruments, the use of different assumptions and valuation methodologies may have a significant effect on the derived estimated fair value amounts.

Estimation of fair value
     The following methods and significant assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate a value:
     Cash and cash equivalents, restricted cash, time deposits and short-term debt—For cash and cash equivalents, restricted cash, time deposits and short-term debt, the carrying amounts recognized in the balance sheets were determined to be reasonable estimates of their fair values due to their relatively short maturity.
     Installment loans—The carrying amounts of floating-rate installment loans with no significant changes in credit risk and which could be repriced within a short-term period were determined to be reasonable estimates of their fair values. For certain homogeneous categories of medium- and long-term fixed-rate loans, such as housing loans and other loans, the estimated fair values were calculated by discounting the future cash flows using the current interest rates charged by the Company and its subsidiaries for new loans made to borrowers with similar credit ratings and remaining maturities.
     Investment in securities—For trading securities and available-for-sale securities, the estimated fair values, which are also the carrying amounts recorded in the consolidated balance sheets, were generally based on quoted market prices or quotations provided by dealers. For held-to-maturity securities, the estimated fair values were based on quoted market prices, if available. If a quoted market price was not available, estimated fair values were determined using quoted market prices for similar securities or the carrying amounts (where carrying amounts were believed to approximate the estimated fair values).
     For other securities, for which there were no quoted market prices, reasonable estimates of fair values could not be made without incurring excessive costs.
     Deposits—The carrying amounts of demand deposits recognized in the consolidated balance sheets were determined to be reasonable estimates of their fair value. The estimated fair values of time deposits were calculated by discounting the future cash flows. The current interest rates offered for the deposits with similar terms and remaining average maturities were used as the discount rates.
     Long-term debt—The carrying amounts of long-term debt with floating rates which could be repriced within short-term periods were determined to be reasonable estimates of their fair values. For medium-and long-term fixed-rate debt, the estimated fair values were calculated by discounting the future cash flows. The borrowing interest rates that were currently available to the Company and its subsidiaries offered by financial institutions for debt with similar terms and remaining average maturities were used as the discount rates.
     Derivatives—The fair value of derivatives generally reflects the estimated amounts that the Company and its subsidiaries would receive or pay to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Discounted amounts of future cash flows using the current interest rate are available for most of the Company’s and its subsidiaries’ derivatives.

29. Commitments, Guarantees, and Contingent Liabilities

     Commitments—As of March 31, 2004, the Company and its subsidiaries had commitments for the purchase of equipment to be leased, having a cost of ¥9,996 million ($95 million).
     The minimum future rentals on non-cancelable operating leases are as follows. The longest contract will mature in fiscal 2011.

		Millions of
Years ending March 31,	Millions of yen	U.S. dollars

2005	¥1,068	$10
2006	889	8
2007	801	8
2008	717	7
2009	404	4
Thereafter	148	1

Total	¥4,027	$38

     The Company and its subsidiaries lease office space under operating lease agreements, which are primarily cancelable, and made rental payments totaling ¥6,301 million, ¥7,293 million and ¥7,042 million ($67 million) in fiscal 2002, 2003 and 2004, respectively.
     Certain computer systems of the Company and its subsidiaries have been operated and maintained under non-cancelable contracts with third-party service providers. For such services, the Company and its subsidiaries made payments totaling ¥966 million, ¥1,795 million and ¥3,320 million ($31 million) in fiscal 2002, 2003 and 2004, respectively. The longest contract of them will mature in fiscal 2009. At March 31, 2004, the amounts due in each of the next five years are as follows:

		Millions of
Years ending March 31,	Millions of yen	U.S. dollars

2005	¥3,394	$32
2006	3,392	32
2007	3,372	32
2008	1,672	16
2009	110	1

Total	¥11,940	$113

     The Company and its subsidiaries have commitments to fund estimated construction costs to complete ongoing real estate development projects and other commitments, amounting in total to ¥172,441 million ($1,632 million) as of March 31, 2004.
     The Company and its subsidiaries have agreements under which they are committed to execute loans as long as the agreed-upon terms are met such as card loans. As of March 31, 2004, the total unused credit available amount is ¥262,510 million ($2,484 million).
     Guarantees—The Company and its subsidiaries adopted FASB Interpretation No. 45 (“Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”), and at the inception of a guarantee, recognized a liability in the consolidated balance sheets for the fair value of the guarantees within the scope of FASB Interpretation No. 45 issued or amended on and after January 1, 2003. Adoption of this Statement did not have a significant effect on the Company and its subsidiaries’ results of operations or financial position. The following table represents the summary of guarantees recorded as guarantee liabilities as of the March 31, 2003 and 2004 and potential future payments of the guarantee contracts outstanding:

	Millions of yen				Millions of U.S. dollars
	2003		2004		2004
		Book value of		Book value of		Book value of
	Potential future	guarantee	Potential future	guarantee	Potential future	guarantee
Guarantees	payment	liabilities	payment	liabilities	payment	liabilities

Housing loans	¥49,010	¥11,802	¥43,402	¥10,024	$411	$95
Consumer loans	21,983	2,349	25,473	2,809	241	27
Corporate loans	22,142	22	53,672	1,726	508	16
Other	8,325	120	2,964	—	28	—

	¥101,460	¥14,293	¥125,511	¥14,559	$1,188	$138

     Guarantee of housing loans: The Company and certain subsidiaries guarantee the housing loans issued by Japanese financial institutions to third party individuals and employees of the Company and certain subsidiaries. The Company and its subsidiaries are typically obliged to pay the outstanding loans when these loans become delinquent more than three months. The housing loans are usually secured by real properties. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.
     Guarantee of consumer loans: A subsidiary guarantees the consumer loans, typically card loans, issued by Japanese financial institutions. The subsidiary is obliged to pay the outstanding obligations when these loans become delinquent generally for more than two months.
     Guarantee of corporate loans: The Company and certain subsidiaries guarantee corporate loans issued by financial institutions for the Company and its subsidiaries’ customers and unrelated third parties. The Company and its subsidiaries are obliged to pay the outstanding loans when the guaranteed parties fail to pay principal and/or interest in accordance with the contract terms. In some cases, the corporate loans are secured by the guaranteed parties’ operating assets. Once the Company and its subsidiaries assume the guaranteed parties’ obligation, the Company and its subsidiaries acquire the right of the collateral.
     Other guarantees: Other guarantees include the guarantees derived from collection agency agreements. Pursuant to the agreements, the Company collects third parties’ debt and pays the uncovered amounts.
     Litigation—The Company and its subsidiaries are involved in legal proceedings and claims in the ordinary course of their business. In the opinion of management, none of such proceedings and claims will have a significant impact on the Company’s financial position or results of operations.

30. Segment Information

     The following table presents segment financial information on the basis that is regularly used by management for evaluating segment performance and deciding how to allocate resources. The reportable segments are identified based on the nature of services for operations in Japan and on the basis of geographic area for overseas operations. With respect to the corporate financial services segment, the rental operations segment and real estate related finance in operations in Japan segment, the Company and its subsidiaries aggregate some operating segments that are determined by region and type of operating assets for management purposes because they are similar in the nature of the services, the type of customers and the economic environment.
     Corporate financial services operations are primarily corporate direct financing leases and lending operations other than real estate related lending. Rental operations comprise operating leases over measuring equipment, information-related equipment and automobiles. Real estate related finance operations include corporate real estate financing activities as well as personal housing loan lending operations. Real estate operations primarily comprise residential subdivision developments as well as the rental and management of office buildings, golf courses, hotels and a training facility. Life insurance operations include direct and agency life insurance sales and related activities. The three overseas operating segments, the Americas, Asia and Oceania, and Europe, include direct financing lease operations, investment in debt securities, collateralized real estate lending and aircraft and ship financing operations. Other operations, which are not deemed by management to be sufficiently significant to disclose as separate items and do not fall into the above segment categories, are reported under operations in Japan, other. They primarily include securities brokerage, venture capital operations and card loans.
     The titles of segments “Corporate finance” and “Equipment operating leases”, which had appeared in previous years’ annual reports, were changed to “Corporate financial services” and “Rental operations” respectively, to present the components of these segments more clearly. Furthermore, the compositions of these two segments have not been changed upon the change in titles.
     Financial information of the segments for fiscal 2002, 2003 and 2004 is as follows:

Year ended March 31, 2002	Millions of yen
	Operations in Japan						Overseas operations
	Corporate		Real estate
	financial	Rental	related					Asia and
	services	operations	finance	Real estate	Life insurance	Other	The Americas	Oceania	Europe	Total

Revenues	¥118,794	¥67,319	¥31,582	¥85,516	¥154,296	¥49,139	¥75,195	¥56,677	¥14,716	¥653,234
Interest revenue	16,983	23	20,399	235	—	34,015	33,804	11,686	4,002	121,147
Interest expense	17,295	1,157	5,572	2,774	1	3,614	28,229	17,472	7,931	84,045
Depreciation and amortization	37,031	41,885	1,039	5,761	373	3,565	3,812	15,386	6,166	115,018
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,069	24	7,563	5	—	12,578	10,434	2,519	175	51,367
Write-downs of long-lived assets	—	—	—	2,716	—	—	—	—	—	2,716
Increase in policy liabilities	—	—	—	—	40,777	—	—	—	—	40,777
Equity in net income (loss) of and gain (loss) on sides of affiliates	74	(2)	8	3	—	1,865	(1,851)	1,330	(310)	1,117
Discontinued operations	—	—	—	614	—	—	119	—	—	733
Segment profit (loss)	48,066	9,906	5,654	5,842	5,764	4,941	810	5,433	600	87,016
Segment assets	1,960,380	147,444	1,012,896	326,473	543,738	352,433	794,330	435,093	113,844	5,686,631
Long-lived assets	47,894	99,090	33,013	251,186	990	244	86,891	77,610	59,097	656,015
Expenditures for long-lived assets	21,971	55,038	10,560	23,905	—	—	—	30,316	—	141,790
Investment in affiliates	143	24	381	—	—	33,335	25,739	19,398	—	73,020

Year ended March 31, 2003	Millions of yen
	Operations in Japan						Overseas operations
	Corporate		Real estate
	financial	Rental	related					Asia and
	services	operations	finance	Real estate	Life insurance	Other	The Americas	Oceania	Europe	Total

Revenues	¥125,560	¥67,655	¥51,589	¥104,454	¥138,511	¥61,238	¥57,909	¥55,425	¥13,311	¥675,552
Interest revenue	18,643	8	28,991	414	—	41,474	30,460	10,281	951	131,222
Interest expense	18,322	1,310	6,346	2,167	86	3,453	19,177	14,794	2,061	67,716
Depreciation and amortization	33,967	43,161	3,099	4,623	75	4,077	3,380	17,745	5,683	115,810
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,431	2,431	8,499	4	108	14,195	8,173	2,698	167	54,706
Write-downs of long-lived assets	—	—	—	50,682	—	—	—	—	—	50,682
Increase in policy liabilities	—	—	—	—	5,889	—	—	—	—	5,889
Equity in net income (loss) of and gain (loss) on sales of affiliates	(73)	—	561	2	—	3,168	4,433	3,118	(1,916)	9,293
Discontinued operations	—	—	90	615	—	—	404	—	—	1,109
Segment profit (loss)	44,158	4,402	19,572	(39,441)	4,791	8,452	1,332	9,765	(736)	52,295
Segment assets	1,893,422	144,397	931,513	303,838	579,805	387,978	618,148	437,874	75,207	5,372,182
Long-lived assets	49,237	85,748	86,247	207,821	18,350	216	70,784	74,965	41,865	635,233
Expenditures for long-lived assets	15,244	60,093	5,201	30,106	327	—	907	27,106	1,423	140,407
Investment in affiliates	161	22	13,118	—	—	40,636	27,866	45,790	3,583	131,176

Year ended March 31, 2004	Millions of yen
	Operations in Japan						Overseas operations
	Corporate		Real estate
	financial	Rental	related					Asia and
	services	operations	finance	Real estate	Life insurance	Other	The Americas	Oceania	Europe	Total

Revenues	¥128,355	¥74,370	¥54,792	¥143,451	¥133,391	¥73,986	¥47,294	¥53,694	¥10,708	¥720,041
Interest revenue	17,954	6	32,099	381	—	38,691	18,206	8,239	658	116,233
Interest expense	17,367	1,695	6,401	2,394	87	3,138	13,010	12,411	1,412	57,915
Depreciation and amortization	35,569	46,037	4,345	4,337	73	2,805	3,441	18,018	4,795	119,420
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	18,133	(155)	6,870	86	912	16,729	4,476	2,500	41	49,592
Write-downs of long-lived assets	143	—	—	8,052	—	—	3,019	—	—	11,214
Decrease in policy liabilities	—	—	—	—	15,771	—	—	—	—	15,771
Equity in net income (loss) of and gain (loss) on sales of affiliates	(61)	12	475	12	—	3,144	4,369	10,925	(1,330)	17,546
Discontinued operations	—	—	1,325	487	—	—	2,901	—	—	4,713
Segment profit (loss)	43,787	9,342	18,102	6,244	5,382	10,079	7,601	17,848	(1,252)	117,133
Segment assets	1,806,686	147,231	909,019	309,558	582,473	412,505	472,595	413,041	56,634	5,109,742
Long-lived assets	83,214	89,653	71,006	192,969	25,225	786	60,208	76,368	31,683	631,112
Expenditures for long-lived assets	30,889	52,592	12,458	40,410	8,090	1	8,384	30,926	20	183,770
Investment in affiliates	99	35	(676)	634	12,852	50,568	26,778	54,360	4,528	149,178

Year ended March 31, 2004	Millions of U.S. dollars
	Operations in Japan						Overseas operations
	Corporate		Real estate
	financial	Rental	related						Asia and
	services	operations	finance	Real estate	Life insurance	Other	The Americas	Oceania	Europe	Total

Revenues	$1,214	$704	$518	$1,357	$1,262	$701	$447	$509	$101	$6,813
Interest revenue	170	0	304	4	—	366	172	78	6	1,100
Interest expense	164	16	61	23	1	30	123	117	13	548
Depreciation and amortization	336	436	41	41	1	27	33	170	45	1,130
Other significant non-cash items:
Provision for doubtful receivables and probable loan losses	172	(2)	65	1	9	158	42	24	0	469
Write-downs of long-lived assets	1	—	—	76	—	—	29	—	—	106
Decrease in policy liabilities	—	—	—	—	149	—	—	—	—	149
Equity in net income (loss) of and gain (loss) on sides of affiliates	(0)	0	5	0	—	30	41	103	(13)	166
Discontinued operations	—	—	13	5	—	—	27	—	—	45
Segment profit (loss)	414	88	171	59	51	96	72	169	(12)	1,108
Segment assets	17,094	1,393	8,601	2,929	5,511	3,903	4,472	3,908	535	48,346
Long-lived assets	787	848	672	1,826	239	7	570	722	300	5,971
Expenditures for long-lived assets	292	498	118	382	77	0	79	293	0	1,739
Investment in affiliates	1	0	(6)	6	122	478	253	514	43	1,411

     The accounting policies of the segments are almost the same as those described in Note 1 (“Significant Accounting and Reporting Policies”) except for the treatment of income tax expenses. Since the Company and its subsidiaries evaluate performance for the segments based on profit or loss before income taxes, tax expenses are not included in segment profit or loss. Equity in net income (loss) of affiliates, minority interest income and discontinued operations, which are recognized net of tax, are adjusted to profit or loss before income tax. Gains and losses that management does not consider for evaluating the performance of the segments, such as write-downs of certain securities, certain foreign exchange gains or losses and write-offs of unamortized deferred credits, are excluded from the segment profit or loss and are regarded as corporate items.
     Assets attributed to each segment are consolidated operating assets (investment in direct financing leases, installment loans, investment in operating leases, investment in securities and other operating assets), inventories, advances for investment in operating leases (included in other assets) and investment in affiliates (not including loans). This has resulted in depreciation of office facilities being included in each segment’s profit or loss while the carrying amounts of corresponding assets are not allocated to each segment’s assets. However, the effect resulting from this allocation is not significant.
     The reconciliation of segment totals to consolidated financial statement amounts is as follows. Significant items to be reconciled are revenues, segment profit and segment assets. Other items do not have a significant difference between segment amounts and consolidated amounts.

				Millions of
	Millions of yen			U.S. dollars
	2002	2003	2004	2004

Revenues:
Total revenues for segments	¥653,234	¥675,652	¥720,041	$6,813
Revenue related to corporate assets	5,228	7,993	6,287	60
Revenue from discontinued operations	(1,168)	(1,825)	(5,555)	(53)

Total consolidated revenues	¥657,294	¥681,820	¥720,773	$6,820

Segment profit:
Total profit for segments	¥87,016	¥52,295	¥117,133	$1,108
Corporate interest expenses, general and administrative expenses	(4,215)	(5,403)	(7,975)	(75)
Adjustment of income tax expenses to equity in net income and minority income	(1,324)	(986)	(141)	(1)
Corporate write-downs of securities	(7,556)	(3,408)	(2,637)	(25)
Corporate other gain or loss	(882)	3,790	490	5
Discontinued operations	(733)	(1,109)	(4,713)	(45)

Total consolidated income before discontinued operations, extraordinary gain, cumulative effect of a change in accounting principle and income taxes	¥72,306	¥45,179	¥102,157	$967

Segment assets:
Total assets for segments	¥5,686,631	¥5,372,182	¥5,109,742	$48,346
Inventories	(70,591)	(100,893)	(121,441)	(1,149)
Advances for investment in operating leases	(101,974)	(43,890)	(39,342)	(372)
Investment in affiliates (not including loans)	(73,290)	(131,388)	(149,237)	(1,412)
Corporate assets	72,897	47,158	49,472	468

Total consolidated operating assets	¥5,513,673	¥5,143,169	¥4,849,194	$45,881

     FASB Statement No. 131 (“Disclosure about Segments of an Enterprise and Related Information”) requires disclosure of information about geographic areas as enterprise-wide information. Since each segment is identified based on the nature of services for operations in Japan and on the bases of geographic area for overseas operations, the information required is incorporated into the table. Japan and the United States of America are the countries whose revenues from external customers are significant. Almost all the revenues of the Americas segment are derived from the United States of America. The basis for attributing revenues from external customers to individual countries is principally the location of the foreign subsidiaries and foreign affiliates.
     FASB Statement No. 131 requires disclosure of revenues from external customers for each product and service as enterprise-wide information. The consolidated statements of income in which the revenues are categorized based on the nature of the types of business conducted include the required information. No single customer accounted for 10% or more of the total revenues for fiscal 2002, 2003 and 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of ORIX Corporation:

     We have audited the accompanying consolidated balance sheets of ORIX Corporation (a Japanese corporation) and its subsidiaries as of March 31, 2003 and 2004, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ORIX Corporation and its subsidiaries as of March 31, 2003 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2004, in conformity with U.S. generally accepted accounting principles.
     As discussed in Note 1 to the consolidated financial statements, the Company and its subsidiaries have adopted new accounting pronouncements resulting in changes in the manner certain transactions are accounted. The method for accounting for goodwill and intangible assets resulting from business combinations was changed with respect to combinations consummated after June 30, 2001. As of April 1, 2002, the Company and its subsidiaries changed the accounting for unamortized deferred credits and goodwill resulting from prior business combinations and equity method investments.
     The accompanying consolidated financial statements as of and for the year ended March 31, 2004 have been translated into United States dollars solely for the convenience of the readers. We have recomputed the translation, and, in our opinion, the consolidated financial statements expressed in Japanese yen have been translated into United States dollars on the basis set forth in Note 1 (ac).

Tokyo, Japan
May 7, 2004

DIRECTORY (BY SEGMENT)

Operations in Japan
		Established	ORIX
	Principal Business	(Acquired)	Ownership

• Corporate Financial Services
ORIX Corporation		Apr. 1964
Tokyo Sales Headquarters	Leasing, Lending, Other Financial Services
Kinki (Osaka) Sales Headquarters
District Sales Headquarters
OQL Headquarters

ORIX Alpha Corporation	Leasing, Lending	Mar. 1972	100%

ORIX Auto Leasing Corporation	Automobile Leasing	Jun. 1973	100%

Sun Leasing Corporation	Medical Equipment Leasing	(Sep. 1999)	100%

Senko Lease Corporation	Automobile Leasing	(Jul. 2001)	100%

IFCO Inc.	Automobile Leasing	(Sep. 2001)	80%

Momiji Lease Corporation	Leasing	(Mar. 2002)	95%

Nittetsu Lease Co., Ltd.	Leasing	(Jul. 2002)	90%

Nittetsu Leasing Auto Co., Ltd.	Automobile Leasing	(Jul. 2002)	91%

• Rental Operations
ORIX Rentec Corporation	Precision Measuring & OA Equipment Rentals	Sep. 1976	100%
ORIX Rentec (Singapore) Pte. Limited (Singapore)		Oct. 1995	100%
ORIX Rentec (Malaysia) Sdn. Bhd. (Malaysia)		Nov. 1996	94%
ORIX Rentec (Korea) Corporation (South Korea)		Apr. 2001	100%
ORIX Rentec Limited (U.K.)		Jul. 2001	100%

ORIX Rent-A-Car Corporation	Automobile Rentals	Feb. 1985	100%

JAPAREN Co., Ltd.	Automobile Rentals	(Oct. 2003)	100%

• Real Estate-Related Finance
ORIX Corporation		Apr. 1964
Real Estate Finance Headquarters	Real Estate-Related Finance

ORIX Trust and Banking Corporation	Trust & Banking Services	(Apr. 1998)	100%

ORIX Asset Management & Loan Services Corporation	Loan Servicing	Apr. 1999	100%

ORIX Asset Management Corporation	REIT Management	Sep. 2000	100%

• Real Estate
ORIX Corporation		Apr. 1964
Real Estate Business Headquarters	Real Estate Development & Management

ORIX Estate Corporation	Real Estate & Leisure Facility Management	(Dec. 1986)	100%

BlueWave Corporation	Training Facility & Hotel Management	Aug. 1991	100%

ORIX Real Estate Corporation	Real Estate Development & Management	Mar. 1999	100%

ORIX Golf Corporation	Golf Course Development & Management	Jul. 2000	100%

ORIX Facilities Corporation	Building Maintenance Services	(Sep. 2001)	85%

• Life Insurance
ORIX Life Insurance Corporation	Life Insurance	Apr. 1991	100%

ORIX Financial Alliance Corporation	Life Insurance Agency	Oct. 2002	100%

• Others
ORIX Corporation		Apr. 1964
Investment Banking Headquarters*1	Investment Banking

ORIX Insurance Services Corporation	Casualty & Life Insurance Agency	Sep. 1976	100%

ORIX Credit Corporation*2	Consumer Loans	Jun. 1979	100%

ORIX Capital Corporation	Venture Capital	Oct. 1983	100%

ORIX Securities Corporation	Securities Brokerage & Online Trading	(Mar. 1986)	100%

ORIX Baseball Club Co., Ltd.	Professional Baseball Team Management	(Oct. 1988)	100%

*1	Of the businesses conducted by the Investment Banking Headquarters, the aircraft finance and ship finance activities are recorded in the “Europe” and “Asia and Oceania” segments, respectively.

*2	ORIX Club Corporation was merged into ORIX Credit Corporation on April 1, 2004.

ORIX Corporation

		Established	ORIX
	Principal Business	(Acquired)	Ownership

ORIX COMMODITIES Corporation	Securities & Futures Trading	Jan. 1990	100%

ORIX Eco Services Corporation	Environmental Management & Consulting Services	Apr. 1998	100%

ORIX Interior Corporation	Sale & Manufacture of Interior Furnishings	Oct. 1998	100%

ORIX Investment Corporation	Alternative Investment	Jun. 1999	100%

ORIX M&A Solutions Corporation	M&A and Corporate Restructuring Advisory Services	Feb. 2003	100%

Kuribayashi Leasing Co., Ltd.	Leasing	(Apr. 1977)	35%

The Chugin Lease Company Limited	Leasing	Apr. 1982	30%

YAMAGUCHI LEASE CO., LTD.	Leasing	May 1983	35%

Hokugin Lease Co., Ltd.	Leasing	Jul. 1983	30%

Nissay Leasing Co., Ltd.	Leasing	Mar. 1984	30%

The Minato Leasing Co., Ltd.	Leasing	Jun. 1984	35%

The Torigin Leasing Co., Ltd.	Leasing	Oct. 1984	45%

Hyakugo Leasing Company Limited	Leasing	Oct. 1984	45%

Tokugin ORIX Co., Ltd.	Leasing	Nov. 1984	30%

Shigagin Leasing Capital Co., Ltd.	Leasing	May 1985	34%

Sengin Sogo Leasing Co., Ltd.	Leasing	Oct. 1985	29%

Kagawagin Leasing Co., Ltd.	Leasing	May 1986	30%

YAMAGUCHI MORTGAGE CO., LTD.	Mortgage Lending	Jul. 1989	40%

Casco Co., Ltd.	Consumer Loans	(May 1999)	40%

ORIX Insurance Planning Corporation	Non-Life Insurance Agency	Sep. 1999	50%

Aozora Card Co., Ltd.	Consumer Loans	Dec. 2001	40%

• ORIX Headquarter Functions (Not Included in Segment Financial Information)
ORIX Corporation		Apr. 1964
International Headquarters	Administration of Overseas Activities

ORIX Computer Systems Corporation	Software Engineering & Systems Management	Mar. 1984	100%

ORIX Create Corporation	Coordination of Advertising Activities	Jul. 1998	100%

ORIX Management Information Center Corporation	Accounting & Administration Services	Oct. 1999	100%

ORIX Callcenter Corporation	Call Center	Nov. 1999	100%

ORIX Human Resources Corporation	Outplacement Services	Feb. 2002	100%

Overseas Operations
			Established	ORIX
	Country	Principal Business	(Acquired)	Ownership

• The Americas
ORIX USA Corporation	U.S.A.	Corporate Finance	Aug. 1981	100%
		Leasing
		Real Estate
		Loan Servicing
		Debt Investment
		Development

Stockton Holdings Limited	Bermuda	Futures Trading, Reinsurance	(Jul. 1989)	29%

• Asia and Oceania
ORIX Asia Limited	China	Leasing, Automobile Leasing	Sep. 1971	100%
	(Hong Kong)

ORIX Leasing Singapore Limited	Singapore	Leasing, Hire Purchase, Factoring	Sep. 1972	50%

ORIX Investment and Management Private Limited	Singapore	Equity Investment	May 1981	100%

ORIX CAR RENTALS PTE. LTD.	Singapore	Automobile Leasing & Rentals, Hire Purchase	Sep. 1981	45%

ORIX Corporation

			Established	ORIX
	Country	Principal Business	(Acquired)	Ownership

ORIX Capital Resources Limited	Singapore	Ship Finance	Nov. 1997	100%

ORIX Ship Resources Private Limited	Singapore	Ship Finance	Nov. 1997	100%

ORIX Maritime Corporation	Japan	Ship Operation Management	Nov. 1977	100%

ORIX Leasing Malaysia Berhad	Malaysia	Leasing, Lending, Hire Purchase	Sep. 1973	80%

ORIX Car Rentals Sdn. Bhd.	Malaysia	Automobile Rentals	Feb. 1989	28%

ORIX Auto Leasing Malaysia Sdn. Bhd.	Malaysia	Automobile Leasing	Oct. 2000	80%

PT. ORIX Indonesia Finance	Indonesia	Leasing, Automobile Leasing	Apr. 1975	83%

ORIX METRO Leasing and Finance Corporation	Philippines	Leasing, Automobile Leasing	Jun. 1977	40%

Thai ORIX Leasing Co., Ltd.	Thailand	Leasing	Jun. 1978	49%

ORIX Auto Leasing (Thailand) Co., Ltd.	Thailand	Automobile Leasing & Rentals	(Aug. 2001)	85%

Lanka ORIX Leasing Company Limited	Sri Lanka	Automobile Leasing, Hire Purchase	Mar. 1980	30%

ORIX Taiwan Corporation	Taiwan	Leasing, Hire Purchase, Loan Servicing	Oct. 1982	95%

ORIX Auto Leasing Taiwan Corporation	Taiwan	Automobile Leasing	Apr. 1998	100%

ORIX Auto Leasing Korea Corporation	Korea	Automobile Leasing	Feb. 2004	100%

ORIX Australia Corporation Limited	Australia	Leasing, Automobile Leasing & Rentals,	Jul. 1986	100%
		Factoring

AUSTRAL MERCANTILE COLLECTIONS PTY LIMITED	Australia	Debt Collection Services	Nov. 1998	50%

ORIX Leasing Pakistan Limited	Pakistan	Leasing, Automobile Leasing	Jul. 1986	50%

ORIX Investment Bank Pakistan Limited	Pakistan	Investment Banking, Securities Brokerage	Jul. 1995	27%

ORIX New Zealand Limited	New Zealand	Leasing, Automobile Leasing & Rentals	Aug. 1988	100%

INFRASTRUCTURE LEASING & FINANCIAL SERVICES LIMITED	India	Investment Banking, Corporate Finance	(Mar. 1993)	21%

ORIX Auto and Business Solutions Limited	India	Automobile Leasing	Mar. 1995	58%

IL&FS Investsmart Limited	India	Brokerage Services	(Mar. 2000)	36%

IL&FS Education & Technology Services Limited	India	Education-Related Services	(Aug. 2000)	30%

Oman ORIX Leasing Company SAOG	Oman	Automobile Leasing, Hire Purchase	Jul. 1994	10%

ORIX Leasing Egypt SAE	Egypt	Leasing	Jun. 1997	34%

Saudi ORIX Leasing Company	Kingdom of	Leasing, Automobile Leasing	Jan. 2001	25%
	Saudi Arabia

MAF ORIX Finance PJSC	U.A.E.	Leasing	Apr. 2002	36%

• Europe
ORIX Europe Limited	U.K.	Corporate Finance	Nov. 1982	100%

ORIX Corporate Finance Limited	U.K.	Financial Advisory Services	Sep. 1989	100%

ORIX Ireland Limited	Ireland	Corporate Finance,	May 1988	100%
		Accounting & Administration Services

ORIX Aviation Systems Limited	Ireland	Aircraft Leasing	Mar. 1991	100%

ORIX Aircraft Corporation	Japan	Aircraft Leasing	May 1986	100%

ORIX Polska S.A.	Poland	Leasing, Automobile Leasing	(May 1997)	100%

(As of March 31, 2004)

ORIX Corporation

GROUP NETWORK

Network In Japan

ORIX’s extensive network in Japan includes 937 locations.

The number of offices in each region is indicated in parentheses.

• KINKI (127)
ORIX (9)
ORIX Alpha (2)
ORIX Auto Leasing (7)
Sun Leasing (1)
Senko Lease (4)
IFCO (1)
Nittetsu Lease (1)
Nittetsu Leasing Auto (1)
ORIX Rentec (4)
ORIX Rent-A-Car (42)
JAPAREN (29)
ORIX Trust and Banking (1)
ORIX Asset Management
  and Loan Services (1)
ORIX Estate (2)
BlueWave (2)
ORIX Real Estate (1)
ORIX Golf (1)
ORIX Facilities (5)
ORIX Life Insurance (4)
ORIX Financial Alliance (1)
ORIX Credit (1)
ORIX Capital (1)
ORIX Baseball Club (4)
ORIX Interior (2)

• CHUGOKU (54)
ORIX (4)
ORIX Auto Leasing (4)
IFCO (1)
Momiji Lease (3)
Nittetsu Lease (1)
Nittetsu Leasing Auto (1)
ORIX Rentec (1)
ORIX Rent-A-Car (14)
JAPAREN (21)
ORIX Golf (2)
ORIX Facilities (1)
ORIX Life Insurance (1)

• SHIKOKU (26)
ORIX (3)
ORIX Auto Leasing (3)
IFCO (1)
ORIX Rent-A-Car (8)
JAPAREN (11)

• KYUSHU (incl. OKINAWA) (144)
ORIX (7)
ORIX Auto Leasing (9)
Sun Leasing (1)
Senko Lease (2)
IFCO (2)
Nittetsu Lease (2)
Nittetsu Leasing Auto (2)
ORIX Rentec (2)
ORIX Rent-A-Car (59)
JAPAREN (52)
ORIX Trust and Banking (1)
ORIX Asset Management
  and Loan Services (1)
ORIX Life Insurance (2)
ORIX Callcenter (2)

• KANTO (166)
ORIX (10)
ORIX Alpha (1)
ORIX Auto Leasing (7)
Senko Lease (1)
IFCO (1)
Nittetsu Lease (1)
Nittetsu Leasing Auto (1)
ORIX Rentec (10)
ORIX Rent-A-Car (99)
JAPAREN (28)
ORIX Trust and Banking (1)
BlueWave (1)
ORIX Golf (4)
ORIX Life Insurance (1)

• CHUBU (131)
ORIX (13)
ORIX Alpha (1)
ORIX Auto Leasing (11)
Sun Leasing (1)
Senko Lease (1)
IFCO (2)
Nittetsu Lease (1)
Nittetsu Leasing Auto (1)
ORIX Rentec (6)
ORIX Rent-A-Car (57)
JAPAREN (30)
BlueWave (1)
ORIX Facilities (2)
ORIX Life Insurance (4)

• HOKKAIDO (70)
ORIX (3)
ORIX Auto Leasing (1)
Sun Leasing (1)
IFCO (1)
ORIX Rentec (1)
ORIX Rent-A-Car (44)
JAPAREN (18)
ORIX Life Insurance (1)

• TOHOKU (66)
ORIX (7)
ORIX Auto Leasing (6)
Sun Leasing (1)
IFCO (2)
Nittetsu Lease (1)
Nittetsu Leasing Auto (1)
ORIX Rentec (1)
ORIX Rent-A-Car (29)
JAPAREN (15)
ORIX Real Estate (1)
ORIX Life Insurance (1)
ORIX Financial Alliance (1)

• TOKYO (153)
ORIX (15)
ORIX Alpha (1)
ORIX Auto Leasing (3)
Sun Leasing (1)
Senko Lease (2)
IFCO (4)
Nittetsu Lease (1)
Nittetsu Leasing Auto (1)
ORIX Rentec (7)
ORIX Rent-A-Car (60)
JAPAREN (21)
ORIX Trust and Banking (4)
ORIX Asset Management
  and Loan Services (2)
ORIX Asset Management (1)
BlueWave (2)
ORIX Real Estate (1)
ORIX Golf (1)
ORIX Life Insurance (6)
ORIX Financial Alliance (1)
ORIX Credit (2)
ORIX Capital (1)
ORIX Securities (1)
ORIX Eco Services (1)
ORIX Interior (1)
ORIX Investment (1)
ORIX Maritime (1)
ORIX Aircraft (1)
Other (10)

(As of March 31, 2004)

ORIX Corporation

Overseas Network

ORIX has a global network that spans 22 countries worldwide. ORIX has 238 locations throughout the United States, Asia, Oceania, Europe, the Middle East, and Northern Africa. The number of offices in each region is indicated in brackets and includes both subsidiaries and affiliates.

(As of March 31, 2004)

ORIX Corporation

WEBSITE GUIDE

ORIX’s website has been reorganized in fiscal 2004 to better meet the needs of a variety of users. The new website has been divided into three main sections that include: 1. About ORIX; 2. Investor Relations; and 3. News Releases. Please visit our website to access the information that you are interested in.

1. About ORIX:
http://www.orix.co.jp/grp/index_e.htm

Our History:

A short review of the development of ORIX covering the last 40 years

Financial Data:

Historical financial data

Management:

Management profiles and recent management interviews

Corporate Network:

Descriptions and contact information for ORIX Group companies in Japan and overseas

Corporate Governance:

Developments of ORIX’s corporate governance over the years

Compliance:

Outline of the Compliance Manual used by ORIX

2. Investor Relations:
http://www.orix.co.jp/grp/ir_e/ir_index.htm

Who is ORIX?:

An introduction to ORIX for first time visitors

CEO Message:

An introduction of ORIX’s CEO Message from the current annual report

Financial Data:

Historical financial data

•	Quarterly Release: ORIX’s most recent quarterly earnings release

•	Five-Year Summary: A summary of financial information for the last five years

•	Financial Reports: http://www.orix.co.jp/grp/ir_e/data/ report/index.htm

Annual Report:

Released in July of every year, includes the CEO’s message to shareholders, explanation of the fiscal year’s results, and detailed financial information

Quarterly Financial Results:

Quarterly financial information, with outline of quarterly results and consolidated financial statements

Analysis of Quarterly Financial Results:

Explanation of financial results based on “Quarterly Financial Results” using graphs and tables, includes historical information of major financial data

Update Newsletter:

Newsletter sent to shareholders in the first, second, and third quarters

U.S. SEC Form 20-F:

Annual report filed with the United States Securities and Exchange Commission usually in July of every year

Five-Year Excel Data:

Downloadable excel file containing five years of financial data compiled from information disclosed in ORIX’s annual reports and U.S. SEC Form 20-Fs

Stock & Bond Information:
Stock and corporate bond information

•	Stock Information: Stock and security exchange listings and other stock information

•	Stock Price: Details of ORIX’s current historical stock prices

•	Analyst Coverage: List of analysts covering ORIX

•	Corporate Bonds & Ratings: Information on corporate bonds issued and ratings information

Management:

Management profiles and recent management interviews

•	Management Profiles: Information on management

•	Management Presentations: Downloadable management interviews (PDF format)

IR Calendar & Earnings Presentations:

Downloadable past results presentations (with audio) and schedule for future results presentations

FAQs:

List of useful questions and answers

Contact ORIX IR:

Contact information

Information Requests:

Form for requesting ORIX publications and signing up for ORIX’s e-mail service

3. News Releases:
http://www.orix.co.jp/grp/prs_e/index.htm

ORIX Corporation

CORPORATE INFORMATION

ORIX Corporation

3-22-8, Shiba, Minato-ku,
Tokyo 105-8683, Japan
Tel: 81-3-5419-5000
Fax: 81-3-5419-5903
  Established: April 17, 1964
  Shareholders’ Equity: ¥564,047 million
  Number of Employees: 12,481

Shareholder Information

  Total Number of Shares Authorized:
    259,000,000 shares

  Total Number of Shares Outstanding:
    84,366,314 shares

  Total Number of American Depository Shares Outstanding:
    1,021,620 shares

  Number of Shareholders: 9,259

  Transfer Agent for Common Shares:
    UFJ Trust Bank Limited
    1-4-3, Marunouchi, Chiyoda-ku,
    Tokyo 100-0005, Japan

  Depositary Bank for ADRs:
    Citibank, N.A.
    111 Wall Street, New York,
    New York 10043, U.S.A.

Stock Exchange Listings
Common Shares and Convertible Notes:
  Tokyo Stock Exchange
  Osaka Securities Exchange
  Nagoya Stock Exchange
    Securities Code: 8591

  New York Stock Exchange
    Trading Symbol: IX

If you would like to contact an Investor Relations or Media Representative, please contact us by e-mail or telephone at the address below. Contact information for ORIX subsidiaries nearest you can be found in our Corporate Network in Japan (http://www.orix.co.jp/grp/co_e/list_japan.htm) or our Overseas Corporate Network (http://www.orix.co.jp/ grp/co_e/list_world.htm) on our website.

ORIX Corporation
Corporate Communications,
Office of the President
3-22-8, Shiba, Minato-ku,
Tokyo 105-8683, Japan
Tel: 81-3-5419-5102
Fax: 81-3-5419-5901
E-mail: orixir@orix.co.jp
URL: www.orix.co.jp

To U.S. Holders:
PFIC

     It is expected, and the following discussion assumes, that the Company will be a “passive foreign investment company” (a “PFIC”) as defined in Section 1297(a) of the Internal Revenue Code in the year of the Offering and in future years by reason of the composition of its assets and the nature of its income.
     A U.S. Holder who holds Shares will generally be subject to special rules (the “PFIC Rules”) with respect to (i) any “excess distributions” on the Shares (generally, any distributions received by the U.S. Holder on the Shares in a taxable year that are greater than 125% of the average annual distributions received by the U.S. Holder in the three preceding taxable years, or, if shorter, the U.S. Holder’s holding period for the Shares) and (ii) any gain realized on the sale or other disposition (including a pledge) of the Shares. Under these rules, (i) the excess distribution or gain would be allocated ratably over the U.S. Holder’s holding period for the Shares, (ii) the amount allocated to the current taxable year would be taxed as ordinary income, and (iii) the amount allocated to each of the prior taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for such year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such prior year.
     Under the recently enacted Taxpayer Relief Act of 1997, a U.S. Holder, in lieu of being subject to the special tax and interest charges described above, may make an election to include gain, as ordinary income, on the stock of a PFIC under a mark-to-market method. Under such an election, the U.S. Holder generally includes in income each year an amount equal to the excess, if any, of the fair market value of the PFIC stock as of the close of the taxable year over the U.S. Holder’s adjusted basis in such stock. The U.S. Holder is allowed a deduction for the excess, if any, of the adjusted basis of the PFIC stock over its fair market value as of the close of the taxable year to the extent of any unreversed mark-to-market gains previously included in income with respect to the stock. Prospective investors should consult their tax advisors about the desirability of making such a mark-to-market election.
     A U.S. Holder would also avoid the application of such special tax and interest charges if it made an election to treat the PFIC as a “qualified electing fund” under Section 1295 of the Code, provided that the corporation complies with certain reporting and other requirements. The Company, however, does not intend to comply with the requirements necessary to permit a holder to make an election to have the Company treated as a “qualified electing fund.”
     A U.S. Holder who beneficially owns Shares on a PFIC during any year must make an annual return on IRS Form 8621 that describes the distributions received with respect to such Shares and any gain realized on the sale or other disposition of such Shares.

(As of March 31, 2004)

ORIX Corporation

Printed in Japan
on recycled paper